Exhibit 99.2

Alibaba

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2025

Contents




Alibaba

Our mission

To make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in domestic and global economies. We believe that concentrating on customer needs and solving their problems – whether those customers are consumers, merchants or enterprises – ultimately will lead to the best outcome for our business. In the digital era, we are staying true to our mission by helping our customers and business partners harness the power of digital technology, AI and cloud infrastructure to optimize operations, unlock new opportunities and drive innovation. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

Our vision

We do not pursue size or power; we aspire to be a good company that will last for 102 years.

For a company that was founded in 1999, lasting for 102 years means we will have spanned three centuries, an achievement that few companies can claim. Our culture, business models and systems are built to last, so that we can achieve sustainability in the long run.

A letter from our CEO

Truthfully, with warmth, and responsibility

This marks the fourth consecutive year that Alibaba has published its Environmental, Social, and Governance (ESG) report. Starting this year, our ESG report will be released alongside our annual report. They present two distinct lenses through which to view Alibaba. Regardless of the format, we are committed to telling our story truthfully, with warmth, and a deep sense of responsibility.

As the world faces increasingly complex sustainability in 2025, Alibaba's commitment to ESG remains unwavering. Since setting our ESG goals four years ago, we continued to enhance our organizational and governance structures, and consistently used ESG as a vital benchmark for measuring and refining the quality of our growth.

Over the past year, we've focused our ESG initiatives on several key dimensions:

- Carbon emissions reduction: We have significantly increased our use of clean electricity, reduced net emissions intensity across the value chain, and continued to drive decarbonization across our ecosystem.
- Public welfare and social value: Rather than emphasizing total investment amounts, we prioritized the real-world impact and social resonance of our initiatives.
- Corporate governance: Our dual-primary listing on the Hong Kong Stock Exchange has led to enhanced ESG disclosures in line with regulatory requirements, raising the bar for transparency in corporate governance transparency. While ensuring flexibility and efficiency, we strengthened collaboration across business units on AI development and social value creation.

As we continue to execute our "AI-driven" strategy, we are not only advancing technological capabilities but also staying deeply committed to the principle of technology for good. We actively promote open-source technology, support AI-enabled scientific research, and uphold rigorous standards in technological ethics and safety.

Over the past year, Alibaba ranked third globally for its contributions to major AI models. Our Qwen model family has generated over 100,000 derivatives on Hugging Face, making it the largest AI model family worldwide in terms of derivative models. DAMO Academy's AI-powered multi-cancer screening technology has been piloted in multiple counties across China and it is being promoted globally in collaboration with the World Health Organization (WHO) Collaborating Centre for Digital Health. Looking ahead, we believe AI will not only be a core element of Alibaba's ESG values but also a powerful tool to improve the effectiveness of our ESG efforts.

Ultimately, technology for good stems from human goodwill. This year marks the 10th anniversary of Alibaba's "Three Hours for a Better World" initiative. Over the past decade, our employees have actively engaged in philanthropy:

- They developed "Reunion," an anti-trafficking system that has helped reunite 5,113 missing children with their families.
- They've sent 34 commissioners to 29 counties to support rural revitalization efforts.
- Amap's "Wheelchair Navigation" feature provided over 100 million accessible route plans and navigation services for the visually impaired in FY2025.
- Ele.me's "Silent Rider" program has provided job opportunities to over 4,200 individuals with hearing impairments in FY2025.

What began as the goodwill of a few has grown into collective action and, ultimately, a shared value and cultural foundation for the company. More importantly, employees who have engaged in public service are bringing compassion and problem-solving back into our business. Today, every Alibaba business includes philanthropic thinking in its design. A decade of action has reinforced our belief - employees who care deeply about real-world problems are the ones who build products with heart - and that's what defines a truly responsible company.

This is the cornerstone of Alibaba's continued evolution into a "good company" and solid foundation for navigating uncertainty and shaping the future.

Eddie Wu
Chief Executive Officer,
Alibaba Group
June 2025




Alibaba

Board Statement

Alibaba has established a three-tiered ESG governance structure, consisting of the Sustainability Committee (SC), the Sustainability Steering Committee (SSC) and the ESG Working Group. Alibaba Group's Board has established the SC to assist the Board in identifying and evaluating the Company's ESG opportunities and risks and in overseeing and evaluating the implementation and performance of ESG initiatives and projects. The SC reports regularly to the Board with respect to ESG matters. The SSC, consisting of members of the Company's management team, plans and implements ESG strategies and goals, prepares ESG disclosure and reports to the SC. The ESG Working Group is responsible for the daily execution of ESG-related work. Please refer to Section 3 "ESG governance" in Chapter 1 for more information.

In fiscal year 2025, the SSC oversaw discussions with internal business teams as well as relevant external stakeholders to identify and assess the priority of different ESG topics, taking into consideration potential business and financial impacts of the ESG matter and the industry characteristics and business models of the Company's various businesses. The SSC formulated the Company's ESG goals for fiscal year 2026 based on these discussions, which were submitted to and approved by the SC. The SSC monitors the Company's ESG work progress and reports regularly to the SC. At the end of each fiscal year, the SC reviews the progress made against ESG-related goals set at the beginning of that fiscal year, and discusses key ESG issues that impact the Company and approves ESG-related goals for the upcoming fiscal year.

With respect to ESG risks, the Compliance and Risk Committee of the Board (CRC) is responsible for overseeing the Company's overall compliance and risk management framework, including ESG risk management. The Company has incorporated key ESG risks into its comprehensive risk management system.

Instructions

In this report, "Alibaba", "we", "the Group", and "the company" all refer to "Alibaba Group Holding Limited."

This report mainly covers the environmental, social, and governance (hereinafter referred to as "ESG") progress[1] of Alibaba Group Holding Limited and all its direct or indirect subsidiaries and affiliated companies from April 1, 2024, to March 31, 2025. For completeness and continuity, we also revisited and expanded some content for specific topics.

The report is prepared in accordance with the Environmental, Social and Governance Reporting Code from the Hong Kong Stock Exchange. It also refers to the United Nations 2030 Sustainable Development Goals (SDGs), the Global Reporting Initiative (GRI) Standards, the standards issued by the Sustainability Accounting Standards Board (SASB), and the Sustainability Disclosure Standards of the International Financial Reporting Standards (IFRS).

This report adheres to the principles of materiality, quantitative, balance, and consistency.

- Materiality: We conduct a materiality assessment to identify and evaluate ESG issues that are material to our business, our internal stakeholders, and our external stakeholders. For details on the process and results of the materiality assessment, see Appendix 4 "Stakeholder Engagement and Materiality Assessment".
- Quantitative: The measurement standards, methodologies, assumptions, and/or calculation tools as well as the sources of conversion factors used for the quantitative metrics in this report are disclosed in the relevant sections (as applicable).
- Balance: This report aims to provide a balanced presentation of our work across all aspects of ESG, including Environment, Social, and Governance.
- Consistency: The methodology used to prepare this fiscal year's ESG report is consistent with that used in previous fiscal years. Any adjustments that could affect the comparability between this fiscal year's data and historical data are detailed in the relevant sections of this report.

Unless otherwise specified, all monetary amounts presented in this report are denominated in Renminbi (RMB).

This report is presented in electronic versions in the ESG section of the Group’s official website (https://www.alibabagroup.com/esg). A simplified Chinese version, a traditional Chinese version, and an English version are available.

We value any feedback and opinions, which can be e-mailed to us at ESG@alibaba-inc.com.

1. This report excludes Sun Art and Intime from its disclosure scope, since the divestiture of Sun Art was completed and the divestiture of Intime was mostly completed in FY2025.

Business Overview

Alibaba's businesses comprise Taobao and Tmall Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group, Cainiao Smart Logistics Network Limited, Local Services Group, Hujing Digital Media and Entertainment Group (formerly known as Digital Media and Entertainment Group) and All others. An ecosystem has developed around the Company's platforms and businesses that consists of consumers, merchants, brands, retailers, third-party service providers, strategic alliance partners and other businesses.

Taobao and Tmall Group is comprised of China commerce retail business and China commerce wholesale business. China commerce retail business mainly consists of Taobao and Tmall, the Company's digital retail business in China, Tmall Supermarket, Tmall Global, as well as Xianyu, a consumer-to-consumer community and marketplace for idle goods in China. China commerce wholesale business mainly includes 1688.com, an integrated domestic wholesale marketplace in China.

Alibaba International Digital Commerce Group is comprised of International commerce retail business and International commerce wholesale business. International commerce retail business mainly includes AliExpress, a global e-commerce platform, Trendyol, an e-commerce platform in Türkiye, Lazada, an e-commerce platform in Southeast Asia, and Daraz, an e-commerce platform across South Asia with key markets in Pakistan and Bangladesh. International commerce wholesale business mainly includes Alibaba.com, an integrated international online wholesale marketplace.

Cloud Intelligence Group offers a comprehensive suite of cloud services based on a three-tiered architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide.

Cainiao Smart Logistics Network Limited has established a smart logistics network, with end-to-end logistics capabilities, on a global scale. Cainiao controls the key nodes of the logistics network to ensure service quality, efficiency and reliability, while leveraging trusted partners' capabilities to drive scalability and capital efficiency. Cainiao provides a wide array of innovative logistics solutions in China and around the world, serving both the Company's e-commerce businesses as well as third parties.

Local Services Group is comprised of Ele.me, a local services and on-demand delivery platform in China, and Amap, the provider of mobile digital map, navigation and real-time traffic information in China.

Hujing Digital Media and Entertainment Group is comprised of Youku, an online long-form video platform in China, and Damai Entertainment (formerly known as Alibaba Pictures), which provides content production, promotion and distribution, performance and event ticketing management, IP-related licensing and operations, cinema ticketing management and Internet data services for the entertainment industry.

All other businesses include Freshippo, Alibaba Health, Lingxi Games, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk, Sun Art, Intime and other businesses. As of March 31, 2025, the sale of Sun Art was completed and the sale of Intime was substantially completed.


Alibaba

Executive Summary

Strategic position of ESG

The ESG philosophy is fundamentally based on a stakeholder theory, advocating that enterprises should be responsible to all stakeholders, including employees, customers, communities, and the environment. This philosophy requires enterprises to emphasize social and environmental value in their pursuit of economic benefits, balancing the interests of diverse stakeholders through sound corporate governance, effective environmental management, and the fulfillment of social responsibility. That aligns closely with the "customers first, employees second, shareholders third" part of Alibaba's values.

In FY2022, we officially established ESG as one of Alibaba's cornerstone strategies and identified three key pathways to drive sustainable development, which include integrating ESG into business growth, leveraging technological innovations, and building a stakeholder ecosystem. Through this strategic framework, we strive to address the core expectations of various stakeholders by creating systematic, scalable solutions that align with the public interest. That gives us the opportunity to thrive across economic cycles.

	Stakeholders	Goals	Pillars of our ESG strategy	SDGs
Governance	All stakeholders	We achieve a balance of interests among all stakeholders through institutional design.	Standardizing corporate governance	16, 17
Environmental	Environment	We are committed to empowering environmental protection with technologies. Along the three pathways of improving efficiency through technologies, transforming the way we use resources, and building a stakeholder ecosystem, we work with all stakeholders to combat climate change and safeguard the natural ecosystem.	Protecting the environment	6, 7, 12, 13, 14, 15
Social	Employees	We create an equitable, inclusive, healthy, and safe workplace for our employees, establish a comprehensive talent development and training system, and focus on the development of our employees to help them become their better selves.	Supporting our people	3, 4, 5, 8, 10
Social	Consumers	We are committed to a user-first approach, consistently delivering high-quality products and services to earn consumer trust and loyalty. As we advance the vision of inclusive consumption that leaves no one behind, we care about the needs of diverse groups, including individuals with disabilities, minorities, and the elderly.	Providing responsible products for consumers	3, 10, 12
Social	Enterprise customers	Alibaba's mission is to make it easy to do business anywhere. We are significantly increasing our investments in AI infrastructure and R&D, while also driving AI-powered upgrades across our existing business segments. We firmly believe that the application of AI technologies will elevate the productivity of our enterprise customers to an entirely new level.	Building digital intelligent platforms for enterprise customers	8, 9, 12
Social	Society and communities	Addressing social challenges is not a burden for enterprises. Instead, it is a catalyst for growth and innovation. We advocate for everyone to get involved, take actions to make a difference, and be part of a joint effort to build a more compassionate society.	Giving back to society and communities	1, 2, 3, 4, 5, 8, 10, 11, 17
Social	All stakeholders	Integrity is the bedrock of Alibaba's development. It is the underpinning for retaining employees and providing good services for consumers as well as enterprise customers. It is also the original aspiration embodied in our commitment to social responsibility.	Maintaining business integrity	16, 17

All stakeholders | Environment | Employees | Consumers | Enterprise customers | Society and communities

Alibaba's progress on core ESG issues in FY2025

In FY2025, we made the following progress in ESG:

Governance: standardizing corporate governance

Alibaba's business foundation is rooted in public trust. Transparent and professional governance is key to earning and maintaining the trust of various stakeholders. Therefore, we constantly optimize our governance system.

We work to build a professional and diverse board structure. As of March 31, 2025, Alibaba's Board of Directors comprised 10 members, 60% of whom were independent directors. Following the Audit Committee and Compensation Committee, the Nominating and Corporate Governance Committee also increased its proportion of independent directors from 67% to 100%. The Compliance and Risk Management Committee raised its proportion of independent directors from 60% to 75%. By the aforementioned date, the proportion of female directors remained at 30%.

We constantly advance our comprehensive risk management system. To that end, our specific actions include: (1) establishing a risk management structure that covers the Board of Directors, the Group's management, and all businesses; (2) building risk management processes (for risk identification & assessment, risk control & governance, and risk reporting & decision-making), emergency management processes, and oversight, evaluation and inspection mechanisms across the Group and all businesses. (3) releasing the Alibaba Group Employee Compliance Training System and promoting the integration of compliance and risk awareness into our corporate culture and daily operations. In FY2025, we organized nearly 2,000 advocacy and training activities for compliance and risk culture, including online and offline training, advocacy posts in our internal online community, images and articles pushed to employees, and more.

We strive to strengthen ESG governance. Based on the Alibaba Group ESG Governance and Disclosure Policy, the Sustainability Steering Committee released the Alibaba Group Policy for Managing ESG-related Goals and Metrics in FY2025 to clarify Alibaba's management process for achieving our ESG goals. Furthermore, this committee released the Alibaba Group Policy for Managing Climate Risks and Opportunities and the Alibaba Group Compliance Policy for Managing Carbon Emissions to manage issues related to climate change and carbon emissions.



Environment: steadily promoting the high-quality realization of green, low-carbon development

Moving towards our carbon neutrality goals

In 2021, we set the goals of: (1) achieving carbon neutrality in our own operations by 2030; (2) halving the net emissions intensity in the value chain by 2030; and (3) engaging and enabling the platform ecosystem to reduce emissions by 1.5 billion tons over 15 years. In FY2025, we made solid progress toward these emissions reduction goals.

Emissions reduction from our own operations and the value chain (Scopes 1, 2, and 3)

In FY2025, net emissions from our own operations (Scopes 1 and 2) totaled 2.395 million tons, down 5.0% year on year. The amount of emissions reduction in our own operations was 2.028 million tons, representing a significant 24.7% improvement as compared to the previous fiscal year. The share of clean electricity in our total electricity consumption reached 52.2%, up 7.9 percentage points year on year. The net emissions intensity in the value chain (Scope 3) was 8.4 tons per million RMB of revenue, 2.7% lower than in the previous fiscal year. The decrease in net emissions reflects the industry trend toward a low-carbon transition[2] as well as the effectiveness of our proactive initiatives to achieve additional emissions reduction.

We strive to build a green, low-carbon cloud business, dedicated to providing our customers with environment-friendly cloud products and services. In FY2025, the annual average power usage effectiveness (PUE) value of Alibaba Cloud's self-built data centers was 1.190, down from 1.200 in the previous fiscal year and maintaining our leadership across Asia. Clean electricity accounted for 64.0% of the electricity consumed by these data centers, up 8 percentage points as compared to the previous fiscal year.

We also apply our low-carbon practices and experience to our leased data centers, encouraging our suppliers to go greener. In FY2025, the annual average PUE value of Alibaba Cloud's leased data centers decreased from 1.269 to 1.253, and clean electricity accounted for 22.4% of the electricity consumed by these data centers.

Driving emissions reduction across the ecosystem (Scope 3+)

We have established a Scope 3+ emissions reduction system with the four pillars of scientific measurement, digital management, professional verification, and ecosystem partnership. In FY2025, under the strategies of Enablement and Engagement, we achieved 59.208 million tons of emissions reduction in Scope 3+, up 77.6% year on year.

On the front of Enablement, we take Alibaba Cloud as an example. It kept investing in low-carbon technological innovations in FY2025, enabling enterprise customers to reduce emissions by 11.19 million tons. On the front of Engagement, we leverage platform mechanisms to engage consumers to adopt low-carbon lifestyles. In FY2025, the Taobao and Tmall platforms continued to advance low-carbon product standards and brought additional visibility and exposure to a growing number of low-carbon products. These efforts led to 16.239 million tons of emissions reduction. As of March 31, 2025, Amap's Green Travel Carbon Inclusion Project covered 34 cities and had engaged a cumulative total of over 54.2 million users in low-carbon mobility. In FY2025, Amap engaged users to reduce emissions by 1.593 million tons.

Promoting green development

We believe that a "reduce-reuse-recycle-renewable resource transition" (4R) circular economy is an inevitable choice for achieving harmony between environmental protection and economic growth.

We constantly explore environment-friendly packaging solutions. In FY2025, Cainiao reduced the use of packaging materials by a total of around 169,000 tons by using less packaging materials in the first place and recycling and reusing them. To decrease the use of packaging materials, Cainiao implemented strategies such as a packing algorithm and a practice known as Ships in Owner Container (SIOC). In FY2025, over 680 million packages were shipped with SIOC. Furthermore, Cainiao promotes the use of circulation boxes and the recycling of cardboard boxes. As of March 31, 2025, it had cumulatively completed over 1.33 million deployments of circulation boxes for merchant warehouses, utilizing a pool of around 143,000 circulation boxes.

We champion sustainable water management. At Alibaba Cloud, we have established a water usage effectiveness (WUE) management system. In FY2025, the annual average WUE value of our self-built data centers was 1.144 L/kWh, down from 1.205 L/kWh in the previous fiscal year.



2. In FY2025, emissions from our electricity consumption in China were calculated using the 2022 electricity-sector carbon dioxide emissions factors published by the Ministry of Ecology and Environment of the People's Republic of China. Besides, to enhance the accuracy of our emissions calculations, we collected aircraft model information for freight flights so as to calculate transportation emissions by aircraft model. This had a certain impact on the Scope 3 calculation result. However, due to the lack of historical data, we could not make recalculation.

Social responsibility: upholding business integrity and fostering sustainable relationships with employees, consumers, enterprise customers, society, and communities

We always adhere to business integrity, support the development of our employees, provide high-quality products and services for both consumers and enterprise customers, and fulfill our social responsibility by giving back to society and communities.

Supporting our people

Under the philosophy of empowering our employees to become their better selves, we strive to build an environment where they develop together with Alibaba.

Diversity, equity, and inclusion

Diversity, equity, and inclusion are among the values championed by Alibaba's corporate culture.

We fully recognize, embrace, and respect individual differences. We are committed to attracting, developing, and retaining various talents that form a diverse staff. As of March 31, 2025, women accounted for 35.4% of our workforce.

We actively listen to employees and encourage them to fully express their opinions and suggestions. Our internal online community eliminates hierarchies and breaks down departmental silos to facilitate free expression and heart-to-heart communication. We have set up channels at each business for employees to communicate with the CEO and management of the business.

Attraction and retention of talents

To achieve our goal of attracting and retaining talents, we must excel at selecting, recruiting, developing, and retaining them.

We have built various open channels to attract a broad range of talents. Furthermore, we integrate talent planning and organizational design with strategic planning to constantly improve the efficiency of matching people with positions.

We provide our employees with competitive compensation and have set up a long-term incentive mechanism to support the sustainable development of our business.

We provide employees and their families with robust support and peace of mind, helping alleviate their personal concerns. In FY2025, we arranged over 103,000 physical examinations for the parents of employees, and over 68,000 employees took family care leave to spend quality time with their families. The 510 AliDay and a Letter Home from Alibaba are our time-honored traditions that have become an integral part of our heritage. These cultural ceremonies are our way of expressing sincere gratitude to every employee and their family.

Alibaba Group is featured on the Forbes list of the World's Best Employers 2024, once again claiming a top 5 spot among all Chinese companies included on the list.

Abundant opportunities for talent development

We have established a comprehensive range of internal and external learning and development programs for all employees, covering various areas such as new employee training, leadership development, and professional skills. To better help employees embrace the AI era, we started the Learn AI, Use AI training initiative in FY2025. AI Wendao, a newly launched online column in this initiative, consolidates AI learning resources for employees. In FY2025, over 16,000 employees visited this column to learn.

We cherish the career journey of every employee and witness their growth along the way.

At Alibaba, employee tenure is likened to the aging of fine wine, symbolizing the transition from acceptance, integration, then culture carrier. "One Year Aromatic," "Three Years Mellow," "Five Years Mature" and "Ten Years Fragrant" are how we characterize employees who have been with the company for one year, three years, five years and ten years, respectively. We provide customized gifts for employees on these anniversaries.

Employee health and vitality

Employee well-being is one of our utmost priorities. We strive to create a vibrant and dynamic workplace by providing our employees with multi-dimensional support.

To build a systematic approach to safety, our business sites are gradually establishing environmental, health, and safety management systems, along with efforts to obtain relevant certifications. In Hangzhou, Xixi Campus Park A, Xixi Campus Park C, the Alibaba Digital Ecosystem Innovation Park, and the Cloud Valley Campus have obtained ISO 45001 and ISO 14001 certifications.

We prioritize first aid training for our employees. As of March 31, 2025, we had trained a cumulative total of over 14,000 First-aid Responders.

We care about how our employees feel in the workplace and whether the office environment is healthy enough. In FY2025, the satisfaction rate for Alibaba's office environment was 93.1%.

Providing responsible products for consumers

We strive to provide consumers with an excellent shopping experience and a healthy, inclusive digital lifestyle.

Creating a good consumer experience

We are committed to the authenticity, safety, and quality of products and services on our e-commerce platforms. These platforms have established operational rules and mechanisms to regulate merchant behavior and created an efficient consumer feedback system to drive service improvements. Furthermore, we use digital technologies to constantly optimize the operational efficiency of our e-commerce platforms and merchants on them. In FY2025, the consumer complaint rate on the Taobao and Tmall platforms was 0.023%.

Building a inclusive, healthy digital life

In FY2025, the Taobao app served over 220,000 visually impaired users, while Amap helped plan a total of over 100 million accessible routes with its Wheelchair Navigation and Visually Impaired Navigation features. As of March 31, 2025, Youku had over 9,000 accessible video and audio episodes, which were played over 2.4 million times in FY2025.

In FY2025, the GreenNet Program continued to safeguard a healthy online environment. It automatically redirected over 51 million inappropriate searches to public awareness and educational pages, effectively guiding user behavior.


VALUE BEYOND PRICE
VALUE BEYOND PRICE

Building digital intelligent platforms for enterprise customers

We strive to make it easy to do business anywhere. For one thing, we value and protect innovations as we promote the development of open, reliable, and trustworthy technologies that form a whole tech ecosystem. For another, we create a fair, friendly operating environment for a diverse range of merchants on our e-commerce platforms, offering them equal opportunities for development.

Developing responsible technologies

Alibaba constantly invests in R&D and encourages innovations. As of March 31, 2025, we had been granted around 21,000 patents worldwide. Alibaba Cloud was named a Leader in the 2024 Gartner® Magic Quadrant ™ for both Cloud Database Management Systems and Container Management as the only Chinese company consecutively. In the same year, Alibaba's contributions to notable AI models ranked third globally[3].

We champion open technologies. As of March 31, 2025, Qwen had open-sourced a range of models, including language models, multi-modal models, mathematical models, and coding models, with support for 29 languages. By that date, the Hugging Face[4] platform had hosted a cumulative total of more than 100,000 models derived from Qwen models, and the ModelScope community for AI models hosted over 52,000 open-source models for developers to use.

We constantly build reliable, trustworthy cloud computing, always put customer needs first, and continuously improve our product quality management system. As of March 31, 2025, the ISO 9001 Quality Management System certification covered more than 80% of Alibaba Cloud's public cloud products.

Building a healthy, sustainable e-commerce community

Taobao and Tmall constantly empower the digital transformation of merchants. In FY2025, Quanzhantui, an AI-driven, uni-marketing tool on these platforms delivered value to merchants by improving marketing efficiency.

We assist a diverse range of merchants in their operations by fostering an open, fair environment and protecting intellectual property (IP). As of March 31, 2025, about 780,000 IP owners had registered on the Taobao and Tmall Group Intellectual Property Protection Platform, which had protected over 1.37 million pieces of IP. By that date, over 210,000 IP owners had registered on the Alibaba International Digital Commerce Group Intellectual Property Protection Platform, which had protected over 770,000 pieces of IP from 118 countries and regions.
We consistently attract and encourage diverse groups of people to explore business opportunities on our platforms. Taobao, billed as the "universal Taobao", attracts a diverse range of entrepreneurs, particularly the owners of micro-, small-, and medium-sized enterprises (MSMEs). In FY2025, 94% of annual active merchants on Taobao and Tmall were micro-, small-, and medium-sized merchants. In the fiscal year, over 240,000 sellers worldwide used Alibaba.com to reach over 49 million buyers from more than 190 countries and regions.

3. The data source is the 2025 AI Index Report, released by the Stanford Institute for Human-Centered Artificial Intelligence.
4. Hugging Face is an open-source platform and community focused on AI and natural language processing.

Giving back to society and communities

We focus on key areas such as participation in rural revitalization, emergency response, and disaster relief. We also strive to leverage technologies to tackle social problems and take measures to promote entrepreneurship and employment. Our approach to fulfilling our social responsibility is founded on tangible actions. Meanwhile, we advocate for everyone to get involved, take actions to make a difference, and be part of a joint effort to build a more compassionate society.

Participation in Rural revitalization

As of March 31, 2025, we had dispatched a cumulative total of 34 rural revitalization commissioners, covering 29 counties nationwide.

We have constantly invested in the Cloud for Youth Program, donating equipment, cloud computing resources, and more to help improve the information literacy of students in remote areas. As of March 31, 2025, we had built and donated a cumulative total of 300 cloud computer classrooms and provided over 280,000 teachers and students across China with personal cloud computer accounts. In FY2025, we organized a range of activities centered on empowering rural education with AI, such as training sessions for teachers on the use of AI during the teaching process and hands-on practices for students to try using large models. In June 2024, EdTech Breakthrough, a globally leading market intelligence organization, announced the winners of its 2024 EdTech Breakthrough Awards. Alibaba Cloud's Wuying AI Cloud Classroom received the EdTech Deployment of the Year-K-12 Award.

We offer medical aid to vulnerable groups in the countryside. As of March 31, 2025, the Xiao Lu Lantern Project had provided medical aid and covered diagnosis and treatment costs for 2,300 critically ill children in underdeveloped areas.

Emergency response and disaster relief

We leverage our digital technologies and platform capabilities to support emergency response and recovery efforts in the aftermath of disasters.

In January 2025, a magnitude 6.8 earthquake struck Dingri County, Shigatse City, Tibet. We immediately mobilized resources and sent three successive batches of supplies to aid the disaster zone. In FY2025, we launched disaster relief efforts during and in the aftermath of floods across 17 districts, counties, and cities in nine provinces, including Luxi County in Hunan Province, Zhenyuan County in Guizhou Province, and Dengzhou City in Henan Province.

Leveraging technologies to tackle social problems

In FY2025, we expanded our AI-powered technology for pancreatic cancer screening through CT images to multiple types of cancer. Meanwhile, we improved the average screening efficiency for each specific type of cancer. This technology was recognized as "Highlighted Research" in Stanford University's 2024 AI Index Report. Because of this technology, Alibaba was recognized as one of the top 10 companies on Fortune magazine's 2024 Change the World List.

Promoting entrepreneurship and employment

We help expand entrepreneurship and employment opportunities by providing a wider range of choices and greater security for vulnerable groups and gig workers.

The Barrier-free Entrepreneurship and Employment Assistance Plan for 10,000 Merchants, launched by the Alibaba Foundation together with Taobao and Tmall, offers merchants with disabilities free training and business diagnosis services. As of March 31, 2025, it had served a cumulative total of 4,700 merchants with disabilities.

Ele.me has launched the Hearing- or speech-impaired Delivery Rider Care Program to provide jobs for hearing- or speech-impaired delivery riders. In FY2025, there were more than 4,200 hearing- or speech-impaired delivery riders active on the Ele.me platform.

In May 2025, the Alibaba Foundation was honored with the title of "National Outstanding Unit for Supporting Disability Services."

The philosophy of participatory philanthropy

The philosophy of "Three Hours for a Better World" has become part of our heritage. It encourages employees, merchants on our platforms, institutions, and the general public to come together and engage in philanthropy.

We encourage our employees to form volunteer groups known as Hugs and Help Groups, where they can connect with like-minded peers on the journey of philanthropy. In FY2025, there were 123 active Hugs and Help Groups. Together, they organized 3,460 events, including some initiated in previous fiscal years. These events drew a total attendance of 168,244. In FY2025, our full-time employees clocked 209,086 hours of volunteer service.

The Goods for Good Program features an innovative model where our platforms leverage e-commerce operations to engage merchants in philanthropy. In FY2025, this program attracted over 1.72 million merchants and over 450 million users.

On Taobao and other apps, we have set up the Three Hours for a Better World Platform, targeting the general public. In FY2025, this platform attracted over 10.33 million users, who performed over 430 million philanthropic actions.

Maintaining business integrity

Since Alibaba was founded, integrity has been the bedrock of the company's development. It is the underpinning for retaining talents and providing good services for consumers as well as enterprise customers.

Observing business ethics

We have zero tolerance for corruption. At the company level, we have established an open, transparent reporting mechanism and a process for independent investigations, complete with proactive risk management measures. These efforts aim to maintain business ethics and build a business environment for fair competition.

Anti-corruption education is integrated into the daily work of employees in different roles. In FY2025, our employees achieved a 100% pass rate in the Alibaba Group Code of Business Conduct exam, which is part of a certification program that also includes an integrity training module.

Deepening supplier management

We have developed a digital system for supplier management, which covers the four key stages of onboarding, selection, evaluation, and risk management. We are taking steps to integrate ESG into our supplier management system. As of March 31, 2025, 20,092 suppliers had done that, representing a substantial increase over the previous fiscal year. FY2025 saw a substantial year-on-year increase in the number of suppliers that signed the Alibaba Supplier ESG Code of Conduct.

Data security and privacy protection

Alibaba attaches great importance to data security and privacy protection. To that end, we have established organizational safeguards. Leveraging our technical capabilities, we have built a comprehensive data security management system comprising an overarching framework, specifications, guidelines, and processes. In the social responsibility assessment on data security and personal information protection organized by the Data Security Working Committee of the China Cybersecurity Industry Alliance, Alibaba Group was rated three-star (system grade), claiming a leading position in this domain across the industry.

Safeguarding cybersecurity

With years of experience accumulated in cybersecurity, we possess robust mechanisms, strategies, and constantly updated technologies in this field. We are committed to integrating our rich experience into security defense for cloud platforms so that we can provide security assurance for both Alibaba and our customers. In this context, our cybersecurity protection takes a two-pronged approach, where it relies on the security assurance systems of cloud platforms while also implementing targeted protective measures to address the characteristics of cloud-based services.

Enhancing technology ethics

While we adhere to our "AI-driven" strategy, we pay close attention to matters such as safety, fairness, and privacy in the domain of AI. Our approach is to practice responsible AI. In FY2025, Alibaba Cloud and DingTalk obtained the ISO 42001 certification for AI management systems.


A3

ESG performance

Governance


Alibaba

Standardizing Corporate Governance

100%
The proportion of independent directors on the Nominating and Corporate Governance Committee increased to 100%.

75%
The proportion of independent directors on the Compliance and Risk Management Committee increased to 75%.

30%
The proportion of female directors remained at 30%.

The Alibaba Group Policy for Managing ESG-related Goals and Metrics
The Alibaba Group Policy for Managing ESG-related Goals and Metrics was released under the approval of the Sustainability Steering Committee.

The Alibaba Group Employee Compliance Training System
The Alibaba Group Employee Compliance Training System was released to promote compliance and risk awareness.

Environmental



Protecting the Environment

5.0%
Net emissions from our own operations totaled 2.395 million tons, down 5.0% year on year.

24.7%
The amount of emissions reduction in our own operations was 2.028 million tons, representing a significant 24.7% improvement as compared to the previous fiscal year.

2.7%
The net emissions intensity in the value chain was 8.4 tons per million RMB of revenue, down 2.7% year on year.

77.6%
We enabled and engaged the platform ecosystem to achieve 59.208 million tons of emissions reduction, up 77.6% year on year.

1.190
The annual average PUE value of our self-built data centers dropped to 1.190.

Social



Supporting Our People

35.4%
Women accounted for 35.4% of our workforce.

Forbes list of the World's Best Employers 2024
Once again, we claimed a top 5 spot among all Chinese companies on the Forbes list of the World's Best Employers 2024.

Over 60,000
Over 60,000 employees took family care leave to spend quality time with their families.

Over 14,000
The cumulative total number of First-aid Responders that we trained exceeded 14,000.

93.1%
The satisfaction rate for Alibaba's office environment was 93.1%.



Providing Responsible Products for Consumers

0.023%
The consumer complaint rate on the Taobao and Tmall platforms was 0.023%.

Over 220,000
The Taobao app served over 220,000 visually impaired users.

Over 100 million
Amap's Wheelchair Navigation and Visually Impaired Navigation features helped plan a total of over 100 million accessible routes.

Over 2.4 million
Youku had over 9,000 accessible video and audio episodes, which were played over 2.4 million times in FY2025.

Over 51 million
The GreenNet Program automatically redirected over 51 million inappropriate searches to public awareness and educational pages.



Building Technology Platforms Powered by Digital Intelligence to Serve Enterprise Customers

Around 21,000
The number of patents granted to us was around 21,000 worldwide.

Ranked third globally
Alibaba's contributions to notable AI models ranked third globally in 2024.

Over 100,000
The cumulative total number of models derived from the Qwen family exceeded 100,000 on Hugging Face.

Over 52,000
The ModelScope community, our open-source platform, hosted over 52,000 open-source models available for developers to download and use.

94%
94% of active merchants on Taobao and Tmall were micro-, small-, and medium-sized merchants.



Giving Back to Society and Communities

34

The cumulative total number of rural revitalization commissioners that we dispatched reached 34 as we strove to introduce talents into the countryside.

300

In the Cloud for Youth Program, the cumulative total number of cloud computer classrooms that we built and donated reached 300, with personal cloud computer accounts available for over 280,000 teachers and students across China.

2,300

The cumulative total number of critically ill children helped by the Xiao Lu Lantern Project reached 2,300.

209,086 hours

Our employees clocked 209,086 hours of volunteer service.

Over 450 million

The Goods for Good Program engaged over 1.72 million merchants and over 450 million users.


Integrity
Walk with integrity . Link you and me

Maintaining Business Integrity

4.54

Our employees' recognition of integrity in our workplace increased to 4.54 on a five-point scale.

20,092

The number of suppliers that had signed the Alibaba Supplier ESG Code of Conduct reached 20,092.

An industry leader

In the social responsibility assessment on data security and personal information protection organized by the Data Security Working Committee of the China Cybersecurity Industry Alliance, Alibaba Group was rated three-star (system grade), claiming a leading position across the industry.

Artificial Intelligence Safety Commitments

Alibaba signed the Artificial Intelligence Safety Commitments published by the China AI Industry Alliance (AIIA)

ISO 42001

Alibaba Cloud and DingTalk obtained the ISO 42001 certification for AI management systems.

ESG awards

China ESG Impact List
by Fortune China

Best Social Responsibility Award
from Sina Finance's 2024 Golden Responsibility ESG Awards for Chinese enterprises



Forbes list of the World's Best Employers 2024,
once again claiming a top 5 spot among all Chinese companies included on the list


2025
HAPPY BIRTHDAY
淘宝祝你好愿皆成真

One of the top 10 companies on Fortune magazine's
2024 Change the World List

The Alibaba Foundation was honored with the title of
"National Outstanding Unit for Supporting Disability Services"

The Tongyi open-source large model was recognized as one of the
Top 10 Typical Cases of Innovative Development among China's Internet Companies in 2024

Alibaba Cloud's Wuying AI Cloud Classroom received the
EdTech Deployment of the Year-K-12 Award




Alibaba

Governance

Standardizing Corporate Governance

Alibaba is committed to establishing a sound corporate governance structure that ensures transparent, efficient decision-making. We work to build a robust risk management system that safeguards the stability of our operations, and we strive for the company's sustainable development in a responsible manner to develop Alibaba into a trustworthy company.

This chapter

Standardizing Corporate Governance

Corporate governance structure

100%

The proportion of independent directors on the Nominating and Corporate Governance Committee increased to 100%

75%

The proportion of independent directors on the Compliance and Risk Management Committee increased to 75%.

30%

The proportion of female directors remained at 30%.

Risk management

Alibaba Group Employee Compliance Training System

The Alibaba Group Employee Compliance Training System was released to promote compliance and risk awareness.

ESG governance

Alibaba Group Policy for Managing ESG-related Goals and Metrics

The Alibaba Group Policy for Managing ESG-related Goals and Metrics was released under the approval of the Sustainability Steering Committee.

Strategies and approaches

Alibaba's business foundation is rooted in public trust. We understand that transparent and professional governance is key to earning and maintaining the trust of various stakeholders. Therefore, we constantly optimize our governance system.

Improving our governance structure

We have established a professional and diverse Board of Directors, which maintains an appropriate proportion of independent directors. At the Board of Directors, we have set up committees for audit, compensation, nomination & corporate governance, sustainability, compliance & risk management, and capital management. These measures ensure the effectiveness of strategic oversight and risk management.

Strengthening ESG and risk management

We have built a systematic ESG governance structure and a risk management system to ensure the stability and sustainable development of our business.

Enhancing transparency

We regularly release third-party-audited financial statements and ESG reports, while also periodically disclosing key performance metrics and business progress. These consistent efforts boost our corporate credibility.


ESG
Environment
80%
Social
65%

Corporate governance structure

We fully recognize the value and importance of our corporate governance system. To ensure legal compliance and meet various needs in business development, the Board of Directors is committed to following principles for good corporate governance and adopting effective corporate governance measures.

In FY2025, we acted in compliance with the rules set out in the Corporate Governance Code of the Hong Kong Stock Exchange. For details about our disclosure, see the Corporate Governance Report in Alibaba's Fiscal Year 2025 Annual Report.

As of March 31, 2025, Alibaba's Board of Directors comprised 10 members, 60% of whom were independent directors. The Board of Directors has six committees, including the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Sustainability Committee, the Compliance and Risk Management Committee, and the Capital Management Committee.

Audit Committee

This committee is chaired by an independent director, and 100% of its members are independent directors with a financial background.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

- selecting, and evaluating the qualifications, performance and independence of, the independent auditor;
- pre approving or, as permitted, approving auditing and non auditing services permitted to be performed by the independent auditor;
- assessing the adequacy of our internal accounting controls and audit procedures;
- reviewing with the independent auditor any audit problems or difficulties and management's response;
- reviewing and approving related party transactions (as defined in Form 20-F) and connected transactions (as required under Hong Kong Listing Rules);
- reviewing and discussing the quarterly reports, half-year reports and annual audited financial statements with management and the independent auditor;
- establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
- meeting separately, periodically, with management, internal auditors and the independent auditor; and
- reporting regularly to the full board of directors.

Sustainability Committee

This committee is chaired by an independent director, and 33% of its members are independent directors.

Our sustainability committee is responsible for, among other things:

- assisting the board in identifying and evaluating the company's ESG opportunities and risks;
- overseeing and evaluating the implementation and performance of ESG initiatives and projects; and
- advising the board on ESG-related legal, regulatory and compliance developments and public policy trends.

Compensation Committee

This committee is chaired by an independent director, and 100% of its members are also independent directors.

Our compensation committee is responsible for, among other things:

- determining the proportion of annual cash bonus pool allocated and payable to our management for the year and determining the amount of cash bonus payable to our executive officers and directors;
- reviewing, evaluating and, if necessary, revising our overall compensation policies;
- reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;
- reviewing and approving our executive officers' employment agreements with us;
- determining performance targets for our executive officers with respect to our non-equity incentive compensation plans and sharebased compensation plans;
- administering our sharebased compensation plans in accordance with the terms thereof (including the matters required under Chapter 17 of the Hong Kong Listing Rules); and
- carrying out other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Compliance and Risk Management Committee

This committee is chaired by an independent director, and 75% of its members are independent directors.

Our compliance and risk committee is responsible for, among other things:

- overseeing our overall compliance and risk management requirements and issuing overall compliance and risk management framework;
- evaluating key risk exposures and vulnerabilities and oversee the implementation of compliance and risk policies and procedures; and
- assessing the performance of members of management responsible for compliance and risk management, and advise our Compensation Committee to align the compensation of the chief executive officers of our subsidiary businesses with performance on compliance and risk management.

Nominating and Corporate Governance Committee

This committee is chaired by an independent director, and 100% of its members are also independent directors.

Our nominating and corporate governance committee is responsible for, among other things:

- selecting the board nominees (other than the director nominees to be nominated by the Alibaba Partnership) for election by the shareholders or appointment by the board;
- periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
- making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
- advising the board periodically with regards to significant developments in corporate governance law and practices, and making recommendations to the board on corporate governance matters.

Capital Management Committee

This committee is chaired by the Chairman of the Board of Directors.

Our capital management committee is responsible for, among other things:

- establishing and overseeing the implementation of our overall capital management and allocation plan; and
- reviewing and advising our board, or approving, based on authorization by our board, significant capital-related transactions and undertakings by us and our subsidiary businesses.

According to the Alibaba Group Holding Limited Corporate Governance Guidelines and the charters of the committees of the Board of Directors, the Board of Directors and its committees may independently seek advice from consultants in fields such as legal affairs and finance. Independent directors may hold meetings in the absence of the management.

We strive for diversity on the Board of Directors in multiple dimensions, such as gender, culture, and professional skills, which is consistent with the continuous diversification of our business. The Charter of the Nominating and Corporate Governance Committee clearly states that factors such as age, gender, cultural backgrounds, and the ability to cooperate must be comprehensively considered in the process of nominating directors. The Board of Directors represents a diverse range of professional backgrounds and industry experiences, spanning fields such as retail, computer science, electronic engineering, economics, finance, legal affairs, business administration, and real estate. In FY2025, the proportion of female directors was 30%.

We constantly monitor the effectiveness of the Board of Directors in its operations. In particular, we track director terms to achieve a balanced mix of insights from incumbent directors and fresh perspectives from new directors. As of March 31, 2025, the average term of board members was about 6.0 years. To ensure that the Board of Directors and its committees run effectively, the Alibaba Group Holding Limited Corporate Governance Guidelines require that the Board of Directors and each of its committees conduct a self-evaluation at least once a year and report the results to the Board of Directors through the Nominating and Corporate Governance Committee. The criteria for each committee's self-evaluation come from its written charter. Factors to consider for the self-evaluations of the Board of Directors and its committees include but are not limited to the skills and backgrounds of their members, the adequacy and effectiveness of their meetings, and director attendance and participation in those meetings. In FY2025, the director attendance rate of all board meetings was over 90%.



Risk management

An adequate and effective system for risk management and internal control is key to ensuring that we can achieve our strategic goals.

In FY2025, we followed the requirements specified in the Alibaba Group Comprehensive Risk Management Framework to continuously push for the effective implementation of comprehensive risk management.

Risk management structure

At the group level, we have established a three-layer risk management structure, consisting of the Compliance and Risk Management Committee of the Board of Directors, the Risk Management Committee, and the Risk Management Working Group.

Compliance and Risk Management Committee of the Board of Directors

This committee is directly chaired by an independent director and tasked with overseeing the Group's overall efforts in compliance and risk management. That entails monitoring the effectiveness of our risk management and internal control system.

Risk Management Committee

This committee is responsible for designing a working mechanism for comprehensive risk management, and its main work includes: (1) identifying major group-level risks and formulating a risk governance strategy accordingly; (2) improving the risk management system; and (3) establishing a supervision and evaluation mechanism for risk management. The Risk Management Committee reports quarterly to the Compliance and Risk Management Committee of the Board of Directors on the design, implementation, and inspection measures of the risk management and internal control system.

Risk Management Working Group

It comprises the heads of comprehensive risk management from all businesses and the heads of other functional departments. It is responsible for implementing specific risk management tasks.

We require each business to establish an effective, comprehensive risk management mechanism tailored to its specific circumstances. That entails measures such as setting up a dedicated team or a full-time position for comprehensive risk management as well as building a policy, an operational process, and an oversight-evaluation-inspection mechanism for risk management.



Risk management process

At the Group and all businesses, we have established risk management processes for: (1) risk identification and assessment; (2) risk control and governance; and (3) risk reporting and decision-making.

Risk identification and assessment

We have created Alibaba Group's list of risk categories, which lays out the types of risks, together with information such as their names, descriptions, and responsible parties for risk management. Based on this list, we monitor internal and external risks, for example, laws and regulations, external information, consumer feedback, and risk incidents, to continuously collect and analyze risk information. Furthermore, we have formulated risk assessment standards based on the impacts and probabilities of risks. That enables us to perform quantitative grading and remain updated on risks.

Risk control and governance

Based on risk identification and assessment, we develop risk management measures to prevent, avoid, or mitigate risks. For significant risks, we launch special governance initiatives to make targeted efforts for improvements.

Risk reporting and decision-making

We have established an internal mechanism for communicating and reporting risk information, with the aim of ensuring that such information is transmitted in a timely, accurate, and complete manner. For significant risks, the Risk Management Committee regularly reports to the Compliance and Risk Management Committee of the Board of Directors on the risk status and management measures.



Emergency management process

We have established emergency management teams and appointed people in charge at both the Group and all businesses. In accordance with the Alibaba Group Specifications for Handling ESU Incidents, we have established working procedures for emergency management to ensure emergency response is implemented in an orderly manner. This policy defines standards for classifying and grading risk incidents as well as procedures for pre-incident readiness and prevention, incident response and handling, and post-incident review, improvement, and accountability.

Mechanisms for supervision, evaluation, and inspection

We have established internal supervision and evaluation mechanisms as well as external oversight and remediation mechanisms at both the Group and all businesses. The Risk Management Committee conducts annual supervision, evaluation, and review on the compliance and risk management activities of each business.

In FY2025, under the guidance of the Risk Management Committee, a working group of Alibaba Group inspected and verified the outcomes of remedies for significant risks in our business operations, along with the improvements made following the review of significant risk incidents. The findings of the inspection and the requirements for improvements were sent by the Risk Management Committee to the head of comprehensive risk management of each business, who was in charge of subsequent actions.

Culture and training for risk management

In FY2025, to enhance risk awareness among employees, we released the Alibaba Group Employee Compliance Training System. To address the needs of employees in different positions of different job categories, we developed targeted advocacy and training programs. For the fiscal year, we organized nearly 2,000 advocacy and training activities for compliance and risk culture, including online and offline training, advocacy posts in our internal online community, images and articles pushed to employees, and more.

Risk management has been incorporated into the Alibaba Group Code of Business Conduct exam, required for all employees. In FY2025, the exam's pass rate was 100%. To promote compliance and improve risk awareness among employees on a wider scale, we held the fourth group-wide Compliance Day in December 2024. The event featured, among other things, short lectures on risks and interactive games, designed to educate employees about compliance in various fields.

ESG governance

Our ESG strategy is one of Alibaba's cornerstone strategies. ESG governance is essential to ensuring this strategy is effectively implemented.

ESG governance structure

In 2021, we established a three-layer ESG governance framework involving the Board of Directors, the management, and working groups to ensure the effective implementation of our ESG initiatives[1]. The Alibaba Group ESG Governance and Disclosure Policy clarifies the ESG governance framework, management principles, and the rights as well as obligations of each business in ESG governance and disclosure. Furthermore, it defines the responsibilities of the CEO and ESG Officer of each business in ESG governance and disclosure.

ESG governance structure

Sustainability Committee

In 2021, we established the Sustainability Committee of the Board of Directors, with Jerry Yang serving as the committee's Chairman. The Sustainability Committee is responsible for overseeing ESG efforts across Alibaba Group. Its work includes: (1) identifying and evaluating ESG opportunities and risks; (2) overseeing and evaluating the implementation and performance of ESG initiatives and projects; (3) advising the board on ESG-related legal, regulatory, and compliance developments and public policy trends.

Sustainability Steering Committee

Under the leadership of the Sustainability Committee, we have set up the Sustainability Steering Committee, which is tasked with formulating strategic goals for ESG and pushing for efforts to achieve them. We have also set up the ESG Strategic Operations and Research Department, which is responsible for: (1) implementing the strategies and projects developed by the Sustainability Steering Committee; and (2) establishing and maintaining a monitoring system to measure progress. The Sustainability Steering Committee has three working groups, including the Technology Ethics Working Group, the Supply Chain Management Working Group, and the Diversity, Equity, and Inclusion Working Group. These working groups promote the implementation of specific tasks to address issues within their scopes of work.

ESG Working Group

The ESG Working Group is made up of the ESG officers of all businesses and the holding company's functional departments. It works in collaboration with the ESG Strategic Operations and Research Department, led by the Sustainability Steering Committee, to ensure the achievement of strategic goals for ESG.

1. ESG includes but is not limited to climate change, greenhouse gas emissions, biodiversity, water resource management, packaging and waste management, supply chain management, occupational health and safety, and technology ethics.

ESG management system

In FY2025, under the guidance of the Sustainability Committee, we kept deepening our ESG management system in a Plan-Do-Check-Act (PDCA) cycle.


Plan
Do
Alibaba's ESG management system
Act
Check

Plan
Establishing a shared understanding of concepts and principles, identifying priorities, and setting goals

Do
Establishing a governance structure, developing internal ESG standards and rules, launching ESG projects, building a digital information management system, implementing risk management processes, and nurturing capabilities

Check
Assessing and auditing performance results; compiling and disclosing internal and external reports

Act
Optimizing and creating management policies; analyzing risks and opportunities that arise during the implementation of measures to achieve ESG goals; reassessing ESG goals when necessary

Guided by the Alibaba Group ESG Governance and Disclosure Policy, we released the Alibaba Group Policy for Managing ESG-related Goals and Metrics in FY2025 to clarify Alibaba's ESG goal management process. At the beginning of a fiscal year, the Sustainability Committee approves Alibaba Group's ESG goals, based on which the Sustainability Steering Committee develops and releases ESG goals for each business. Throughout the fiscal year, the ESG Officer of each business submits metric-based ESG progress via the ESG data management system on a regular basis. At the end of the fiscal year, the Sustainability Steering Committee reports to the Sustainability Committee on the progress made by the Group and all businesses in performing their ESG tasks and achieving their ESG goals. To effectively drive ESG across businesses, we have established a metric-based ESG performance scoring mechanism to measure and evaluate how much progress each business has made in its ESG practices. Through initiatives such as ESG awards, we incentivize businesses to overshoot their ESG goals.

ESG risk management

Alibaba is gradually integrating ESG risks into the Group's risk management system. As part of that, we are incorporating ESG risks, such as climate change and emissions, into Alibaba Group's list of risk categories, which includes the names, descriptions, management methods, and management mechanisms of risks. Leveraging our digital platform for risk identification and monitoring, we regularly identify and monitor ESG risks, with necessary measures taken accordingly. Furthermore, we regularly seek advice and suggestions from external consultants regarding ESG risk management so that we can constantly enhance our understanding in this area. In FY2025, we launched an internal self-check focused on key ESG issues to ensure that our management measures were effectively implemented.

ESG training and advocacy

The successful implementation of our ESG strategy hinges on recognition from both managers and employees. In FY2025, we continuously organized ESG training for them, covering various issues such as climate change, biodiversity, diversity, equity & inclusion, and technology ethics. Furthermore, we regularly share ESG updates to keep our employees informed about the industry's ESG practices.

To encourage broader employee participation, we have organized a variety of engaging and interesting awareness activities, such as ESG fairs and ESG knowledge contests, to spread ESG concepts and knowledge.


ESG 36问



Environmental

Protecting the Environment

The environment is the very foundation of human existence. Business operations impact and change it in profound ways. We hope to shape the future of the planet with our sustainability efforts.

This chapter

Goals and progress



Carbon neutrality goals

Decarbonizing Alibaba (Scopes 1 and 2):
We will achieve carbon neutrality in our own operations by 2030.

Greening the value chain (Scope 3):
We will collaborate with our upstream and downstream partners in the value chain to achieve a 50% reduction in the net emissions intensity of the value chain by 2030 as compared to 2020.

Enabling a low-carbon digital circular ecosystem (Scope 3+):
Beyond our own operations and the value chain, we pledge to leverage our digital platforms to empower consumers and companies, thereby encouraging even broader participation from society. Between 2021 and 2035, we will engage and enable the platform ecosystem to reduce a cumulative total of 1.5 gigatons of emissions.

Progress in FY2025

5.0% Net emissions from our own operations (Scopes 1 and 2) totaled 2.395 million tons, down 5.0% year on year, and we reduced emissions by 2.028 million tons, 24.7% more than in the previous fiscal year.

2.7% The net emissions intensity of the value chain (Scope 3) was 8.4 tons per million RMB of revenue, down 2.7% year on year.

It was 12.0% lower than in the baseline year.

77.6% We engaged and enabled the platform ecosystem (Scope 3+) to achieve 59.208 million tons of emissions reduction, up 77.6% year on year.

Energy goals

Starting from 2030, our cloud computing will be powered 100% by clean electricity.

The annual average power usage effectiveness (PUE) value of Alibaba Cloud's self-built data centers will not exceed 1.3.

Progress in FY2025

64.0% Clean electricity accounted for 64.0% of the total electricity consumption at Alibaba Cloud's self-built data centers, up 8 percentage points from the previous fiscal year.

1.190 The annual average PUE value of Alibaba Cloud's self-built data centers further dropped from 1.200 to 1.190.

Protecting the Environment

Promoting carbon neutrality

52.2%

Clean electricity as a percentage of our total electricity consumption reached 52.2%, up 7.9 percentage points year on year.

99%

New energy vehicles accounted for 99% of urban delivery trips made by the self-owned fleet of Cainiao Express.

12.872 million tons

In our efforts to develop a circular economy, Alibaba achieved 12.872 million tons of emissions reduction under the strategy of Engagement.

Conserving and restoring nature

Around 169,000 tons

Cainiao reduced the use of packaging materials by a total of around 169,000 tons by using less packaging materials in the first place and recycling and reusing them.

1.144 L/kWh

The annual average water usage effectiveness (WUE) value of Alibaba Cloud's self-built data centers dropped to 1.144 L/kWh.

Strategies and approaches

It has become a society-wide consensus that economic development and environmental protection must be advanced together, with neither coming at the expense of the other. As humanity faces severe challenges posed by the depletion of non-renewable resources, economic activities must shift from the traditional "acquire-use-discard" linear model to a "reduce-reuse-recycle-renewable resource transition" (4R) model for a circular economy. That is an inevitable choice for sustainable development.

As a digital platform company, we assume a dual responsibility. For one thing, we constantly optimize environmental management in our own operations and the value chain to shrink the ecological footprint of our business growth. For another, we drive environmental protection efforts among our industry chain partners and users through technological innovations and ecosystem collaborations.

To that end, we have established a systematic implementation framework, which focuses on institutional development and goal management to ensure that our environmental strategy is gradually integrated into our business operations and effectively put into practice.

We comply with environmental laws and regulations, such as the Law of the People's Republic of China on Environmental Protection, the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, the Law of the People's Republic of China on the Prevention and Control of Water Pollution, and the Law of the People's Republic of China on Energy Conservation. We also align with principles such as those embodied in the United Nations Sustainable Development Goals (UNSDGs) and the United Nations Global Compact (UNGC). In FY2025, we updated the Alibaba Group Environmental Policy. Additionally, we released the Alibaba Group Compliance Policy for Managing Climate Risks and Opportunities and the Alibaba Group Compliance Policy for Managing Carbon Emissions to manage matters about climate change and carbon emissions.

In 2021, we publicly announced our carbon neutrality goals to align with the framework set by the Paris Agreement. These goals are future-oriented and challenging. To achieve them, we set annual emissions targets for the Group and each business. Furthermore, we have a pilot project for running an internal carbon market, where businesses can trade emissions quotas under certain conditions. That allows them to play to their respective strengths and achieve synergy in emissions reduction. We have established three core principles for implementation pathways, including improving efficiency through technologies, changing the way we use resources, and building a stakeholder ecosystem. These principles guide us towards the 4R circular economy model.



Improving efficiency through technologies
Changing the way we use resources
Building a stakeholder ecosystem
Reduce
Reuse
4R model
Renewable resource transition
Recycle



Responding to climate change

To manage climate risks and opportunities, we conduct ongoing climate-related assessments in accordance with International Financial Reporting Standards -Sustainability 2 (IFRS S2) and climate-related disclosure requirements of the Environmental, Social and Governance Reporting Code from the Hong Kong Stock Exchange. As of March 31, 2025, the assessment scope encompassed the majority of our business segments, such as e-commerce, cloud computing, and logistics. According to the results of our climate assessments, Alibaba faces limited overall climate risks over the short term, but considerable uncertainty remains for the medium to long term.

Climate governance

Alibaba's climate governance is embedded within our ESG governance structure and risk management system. Under our three-tiered ESG governance structure, each level assumes clearly defined responsibilities for climate-related risks and opportunities in accordance with its authority and functions, and coordinates across and within levels cohesively.

For more details, see Section 2 "Risk management" and Section 3 "ESG governance" in Chapter 1. ➤

Advancing our climate strategy

At Alibaba, we continuously monitor changes in the external environment so that we can review and update our climate strategy. We conduct climate scenario analysis to identify climate-related risks and opportunities, assess their potential impacts on our business and finances, and develop management plans. We implement mitigation measures and regularly evaluate their effectiveness. Meanwhile, we actively explore business opportunities in the context of climate change, thereby helping make society and communities more climate-resilient.

Identifying and assessing climate risks and opportunities

Considering the industrial characteristics, operating models, and geographic distribution of our businesses in fields such as e-commerce, cloud computing, and logistics, we have adopted low-emission and high-emission climate scenarios defined by the United Nations Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA) to identify and assess material climate risks and opportunities across both our own operations and the value chain over the short, medium, and long terms. We have also analyzed their potential impacts on our business and finances.

The overall assessment results indicate that: (1) Among physical risks, extreme heat, floods, tropical cyclones, water stress, and droughts are identified as having the most significant potential impacts; (2) Transition risks remain relatively low over the short term, primarily arising from policy and regulatory changes, as well as technology and reputation concerns, but they are expected to increase over the medium- to long-term horizons; (3) Transition opportunities arise primarily in the areas of resource efficiency and products and services innovation, with a projected upward trend in relevance and impact over the medium to long term.

Climate scenarios

Categories of risks and opportunities		Time horizon[1]	Climate scenarios
Physical risks	• Acute • Chronic	• Short term: present - 2026 • Medium term: 2027-2030, consistent with the pace in achieving Alibaba's carbon neutrality goals • Long term: 2031-2050, consistent with the timeline specified in the Paris Agreement	The IPCC's Sixth Assessment Report -- Shared Socioeconomic Pathways (IPCC AR6 SSP) • Low-emission scenarios: SSP1-2.6 • High-emission scenarios: SSP3-7.0, SSP5-8.5
Transition risks	• Policies, laws, and regulations • Technologies • Markets • Reputation		IEA • Low-emission scenario: Net Zero Emissions by 2050 Scenario (NZE) • High-emission scenario: Stated Policies Scenario (STEPS)
Transition opportunities	• Resource efficiency • Energy sources • Products and services • Markets		

1. The assessments of physical risks have been conducted in accordance with World Meteorological Organization (WMO) standards, using data for the baseline period (covering 1985-2014), the year 2030 (covering 2015-2044), and the year 2050 (covering 2035-2064). Transition risks and opportunities assessment uses scenario data between 2025 and 2050 in five-year intervals.

Major climate risks and opportunities & their potential impacts on our business and finances

Climate risks and opportunities		Potential impacts on our business	Potential impacts on our finances	Time horizon
Physical risks	Acute -- extreme heat	• Operating costs rise because: (1) Cooling demand increases, leading to higher electricity expenses; and (2) more compensation is required for products spoiled in transit or delayed in delivery. • Demand for installing and replacing cooling equipment increases, driving up capital expenditure. • Our operations are subject to power supply failures, cooling system malfunctions, electricity rations, and power outages. They have a direct impact on cloud services and logistics as well as an indirect impact on other businesses in the Alibaba ecosystem, resulting in lower operating revenue or higher compensation. • Outdoor workers are subject to additional health threats, which lead to more spending on hot weather allowances or medical expenses. These workers include our employees, outsourced labor, and gig workers in the ecosystem.	Operating expenditure ↑ Capital expenditure ↑ Operating revenue ↓	Medium and long terms
	Acute -- floods and tropical cyclones	• Infrastructure such as power supply systems and equipment could be damaged, which translates into asset impairment and increasing maintenance costs and/or capital expenditure. • Logistics efficiency declines, resulting in delays and increased compensation. • Our operations are subject to power supply failures, cooling system malfunctions, electricity rations, and power outages. They have a direct impact on cloud services and logistics as well as an indirect impact on other businesses in the Alibaba ecosystem, resulting in lower operating revenue or higher compensation.	Operating expenditure ↑ Operating revenue ↓ Asset impairment Capital expenditure ↑	Short, medium, and long terms
	Chronic -- water stress and droughts	• Using low-water or waterless cooling solutions lowers cooling efficiency over the short term, leading to higher operating costs.	Operating expenditure ↑	Short, medium, and long terms
Transition risks	Risks associated with policies, laws, and regulations	• In low-emission scenarios, climate policies, such as emissions trading systems and energy-related policies in China and the rest of the world, continue to toughen up, meaning that industries like cloud computing and logistics face more stringent regulation, which translates into higher operating costs and capital expenditure. From another perspective, tighter regulation indirectly affects the cost structures and market competitiveness of our businesses via supply chains, driving up operating costs. • As disclosure policies for climate information become ever stricter in jurisdictions where we are listed or operate, we face growing compliance costs.	Operating costs ↑ Capital expenditure ↑	Medium and long terms
	Risks associated with technologies	• In low-emission scenarios, business transformation in areas such as cloud computing and logistics requires significant capital expenditure for activities like R&D on low-carbon technologies, equipment replacement, and project implementation. Meanwhile, it may cause asset impairment.	Capital expenditure ↑ Asset impairment	Short, medium, and long terms
	Reputational risks	• Amid the growing external focus on our climate response and emissions reduction progress, we must make additional efforts to reduce emissions and step up disclosure as well as communication to strengthen stakeholder confidence. These efforts enable us to maintain loyalty among consumers and customers. They also help maintain our financing capabilities.	Operating costs ↑ Capital expenditure ↑ Operating revenue ↓ Financing costs ↑	Short, medium, and long terms
Transition opportunities	Opportunities associated with resource efficiency	• Leveraging resource efficiency technologies allows us to cut operating expenditure while reducing emissions. In our low-carbon transition, adopting these technologies earlier over the short term may bring about more opportunities.	Operating revenue ↓	Short and medium terms
	Opportunities associated with products and services	• As consumers, customers, and partners develop a stronger low-carbon awareness, demand for low-carbon products and services keeps rising. We can enhance our market competitiveness by capturing market trends, responding quickly to market demand, and leveraging our diversified business portfolio covering areas such as green consumer goods, cloud services, and logistics. • Leveraging digital technologies, including AI, we deliver low-carbon solutions to industries, empowering a society-wide low-carbon transition.	Operating revenue ↑	Medium and long terms

Launching climate adaptation and mitigation initiatives

To address short- and medium-term climate-related risks, Alibaba has implemented a range of adaptation and mitigation initiatives. The effectiveness of these measures is periodically evaluated to gradually enhance our capacity of responding to climate risks. Our approach to building climate adaptation capacity is structured around four key areas: infrastructure, operations, workers (including employees, outsourced labor, or gig workers within the ecosystem), and supply chains. For more details on climate mitigation actions across our main businesses, see Section 2 "Promoting carbon neutrality" in Chapter 2.

For more details on climate mitigation actions across our main businesses, see Section 2 "Promoting carbon neutrality" in Chapter 2. ➤

A systematic approach to building climate adaptation capabilities

Infrastructure	We emphasize the disaster resilience of critical infrastructure across its full lifecycle. • Design and construction: During site selection for office campuses, we give full consideration to climate risks, embed climate resilience into design and construction, and adopt the sponge city concept to address stormwater management challenges. When data centers are constructed, potential risks of natural disasters are fully taken into account. We enhance disaster tolerance and fault tolerance via physical design and overall layout planning. One example is that we raise floor levels in flood-prone zones and place critical equipment on the second floor or higher floors. • Supplies and equipment for emergency response: We deploy water gates and flood-control sandbags as part of the basic configuration for our regular management of floods and typhoons. Our data centers are equipped with uninterruptible power supply systems and diesel generators. • Operation and maintenance of facilities: During the operation and maintenance phase of office campuses, we have established a comprehensive facility management system that incorporates regular inspection and maintenance protocols for climate-resilient infrastructure, including high-efficiency drainage systems, sunken greenbelt systems, and permeable pavements.
Operations	We develop comprehensive, end-to-end prevention and control plans that cover pre-incident readiness, mid-incident implementation, and post-incident recovery, ensuring continuity for business segments such as e-commerce, cloud computing, and logistics. A multi-layer early warning system has been established that utilizes meteorological monitoring data for the early identification of potential risks. We tailor warning mechanisms, reporting procedures, and response plans to various extreme weather conditions, for example, typhoons, blizzards, and freezing rain.
Personnel	We help workers adapt to extreme weather from three aspects, including working environments, daily management, and training. • Working environments: We optimize physical working environments such as office campuses and logistics warehouses to ensure workers can work comfortably. Furthermore, we provide couriers and delivery riders with cooling spaces and supplies to prevent heatstroke. • Management: By scheduling worker shifts and breaks appropriately as well as implementing extreme weather response plans, we minimize the adverse health impact of exposure to extreme heat and other extreme weather conditions. • Training: We conduct regular drills for extreme weather emergencies to ensure workers are able to implement emergency response plans quickly and effectively.
Supply chains	We make our supply chains more climate-resilient via diversified strategies and optimized network planning. Based on extreme weather forecasts and meteorological analysis, we flexibly manage our supplier mix to ensure a stable supply. Furthermore, we dynamically optimize the locations of shipping warehouses and logistics routes to ensure that our supply chains operate efficiently and have adequate delivery capabilities.



Promoting carbon neutrality

The year 2024 marked the hottest year on record worldwide, with the unprecedented anthropogenic heatwave raging on. Alongside maintaining business growth, we endeavor to integrate green, low-carbon principles into our development strategy and daily operations to the greatest extent possible so that we can fulfill our commitment to emissions reduction.

Overview of our progress towards carbon neutrality

Our sustainability efforts begin with measuring emissions. Without accurate measurement, emissions reduction is futile. Since our first comprehensive inventory of greenhouse gas emissions in 2021, we have constantly strengthened data governance and implemented a digital management system to monitor changes in emissions and reduction figures. As in previous fiscal years, our FY2025 figures for Scopes 1, 2, 3, and 3+ as well as energy usage were audited by Bureau Veritas.[2]

Net emissions from our own operations (Scopes 1 and 2)
Unit: 10,000 $MtCO_2e$


175.6
271.9
235.5
252.2
Decreased by 5.0%
239.5
Baseline year
Jan 20-Dec 20
FY2022
Apr 21-Mar 22
FY2023
Apr 22-Mar 23
FY2024
Apr 23-Mar 24
FY2025
Apr 24-Mar 25

Net emissions intensity in the value chain (Scope 3)
Unit: $MtCO_2e$ per million RMB of revenue


11
10
9
8
7
6
5
4
9.6
10.2
9.5
8.7
Decreased by 2.7%
8.4
Baseline year
Jan 20-Dec 20
FY2022
Apr 21-Mar 22
FY2023
Apr 22-Mar 23
FY2024
Apr 23- Mar 24
FY2025
Apr 24-Mar 25

2. This report excludes Sun Art and Intime from its disclosure scope, since the divestiture of Sun Art was completed and the divestiture of Intime was mostly completed in FY2025. In FY2025, emissions from our electricity consumption in China were calculated using the 2022 electricity-sector carbon dioxide emissions factors published by the Ministry of Ecology and Environment of the People's Republic of China. Besides, to enhance the accuracy of our emissions calculations, we collected aircraft model information for freight flights so as to calculate transportation emissions by aircraft model. This had a certain impact on the Scope 3 calculation result. However, due to the lack of historical data, we could not make recalculation.

Emissions reduction from our own operations (Scopes 1 and 2)
Unit: 10,000 $MtCO_2e$


Increased by 24.7%
55.1
114.7
162.6
202.8
FY2022
Apr 21-Mar 22
FY2023
Apr 22-Mar 23
FY2024
Apr 23-Mar 24
FY2025
Apr 24-Mar 25

Emissions reduction from the value chain (Scope 3)
Unit: 10,000 $MtCO_2e$


Decreased by 8.7%
40.0
92.4
84.3
FY2023
Apr 22-Mar 23
FY2024
Apr 23-Mar 24
FY2025
Apr 24-Mar 25

Emissions reduction achieved via Enablement and Engagement across the ecosystem (Scope 3+)
Unit: million $MtCO_2e$


Increased by 77.6%
22.907
33.338
59.208
FY2023
Apr 22-Mar 23
FY2024
Apr 23-Mar 24
FY2025
Apr 24-Mar 25

Action pathway / Emissions reduction


Enablement: 15.608
Low-carbon cloud services / 11.190
Low-carbon office services / 4.418
Total scrop 3+ decarbonization
59.208
Engagement: 43.599
Low-carbon products / 29.077
Reuse and recycle of idle goods / 12.897
Low-carbon mobility / 1.593
Low-carbon catering / 0.033

Implementation of emissions reduction from our own operations and the value chain

In FY2025, we continued to formulate emissions reduction targets for all businesses substantially related to our emissions, covering typical business scenarios such as green, low-carbon cloud computing, smart circular logistics, and sustainable campuses. We made constant efforts to apply our principles of improving efficiency through technologies, changing the way we use resources, and building a stakeholder ecosystem as we innovated methodologies to drive emissions reduction.

Building green, low-carbon clouds

Alibaba Cloud is committed to providing high-quality, efficient services and integrating sustainability into the operation and management of data centers to create green, low-carbon solutions for customers. It pledges to achieve carbon neutrality in Scopes 1, 2, and 3 by 2030.

Improving efficiency through technologies

Data centers consume electricity in a wide range of scenarios, from powering core equipment to cooling computer rooms, daily lighting, and more. We measure the utilization efficiency of electricity at data centers with power usage effectiveness (PUE). If the PUE value is close to 1, it indicates that most electricity is used to power critical IT equipment and that the utilization efficiency of electricity is extremely high. Alibaba Cloud keeps lowering PUE values at its data centers by improving efficiency via products and operations.

In FY2025, the annual average PUE value of Alibaba Cloud's self-built data centers dropped to 1.190, consolidating its leading position across Asia.

Annual average PUE value of Alibaba Cloud’s self-built data centers


1.247
1.215
1.200
1.190
FY2022
Apr 21-Mar 22
FY2023
Apr 22-Mar 23
FY2024
Apr 23-Mar 24
FY2025
Apr 24-Mar 25

Improving efficiency through products

Alibaba Cloud invests in developing and deploying more energy-efficient hardware and cooling systems to unlock ever more energy-saving potential.

Liquid cooling for servers saves electricity, because it does not depend on mechanical components, such as those found in fans or air conditioners. Furthermore, liquids are 10 to 25 times as thermally conductive as air, enabling more efficient heat dissipation and enhancing cooling performance.

Our high-performance Panama power supply system supports direct conversion from 10kV Alternating Current (AC) to 240V Direct Current (DC). It eliminates intermediate conversion required for traditional architectures, making power supply more efficient and reliable.

Improving efficiency in operations

Alibaba Cloud constantly optimizes the energy efficiency of data centers by leveraging technological innovations and refining operations.

Alibaba Cloud has developed an intelligent algorithm-powered operation and maintenance (O&M) strategy, which leverages expertise in multiple fields, such as electrical engineering, heating, ventilation & air conditioning (HVAC), and automated control to achieve O&M fine-tuning. Furthermore, it has built a management platform to perform real-time monitoring and management for data centers deployed with the strategy, with the aim of ensuring that the strategy works effectively and stably. In FY2025, Alibaba Cloud had expanded the strategy to 21 computer rooms at its self-built data centers.

Alibaba Cloud collaborates with municipal heating providers to recover waste heat from data centers with advanced thermal exchange technologies and use it for municipal heating. This initiative boosts the efficiency of municipal heating and improves the cooling performance of data centers, creating true synergy and shared benefits. During the 2024-2025 heating season, which lasted from November 2024 to April 2025, one of Alibaba Cloud's data centers provided 13,680 GJ of heat for Zhangbei County, Hebei Province.

For its self-built data centers, Alibaba Cloud takes a fine-grained approach to PUE management. That involves setting an annual PUE target and tracking progress against it along the way.

Transforming the way we use resources

Alibaba Cloud pledges that, starting from 2030, its cloud computing will be powered 100% by electricity generated from clean energy. It systematically drives its clean energy transition through three main pathways, including distributed photovoltaic deployments, market-based clean electricity trading, and long-term power purchase agreements.

In FY2025, clean electricity accounted for 64.0% of the total electricity consumption at Alibaba Cloud's self-built data centers, putting the business in a leading position across the industry in China.


Share of clean electricity at Alibaba Cloud's self-built data centers
21.6%
53.9%
56.0%
64.0%
FY2022
Apr 21-Mar 22
FY2023
Apr 22-Mar 23
FY2024
Apr 23-Mar 24
FY2025
Apr 24-Mar 25

For computer room buildings at all its self-built data centers, Alibaba Cloud has replaced traditional heptafluoropropane fire extinguishers with more environment-friendly IG541 fire suppression systems. Heptafluoropropane has a global warming potential (GWP) value of 3,350, whereas IG541 has a GWP value of just 1.

Collaboration in the value chain

Alibaba Cloud constantly promotes emissions reduction on the part of suppliers. It has established a monitoring system that tracks energy consumption and emissions across its leased data centers to support emissions inventories and verification. Furthermore, Alibaba Cloud has built a green evaluation mechanism for suppliers, whereby it regularly examines their low-carbon performance and provides them with necessary technical resources so that they can engage in joint efforts to reduce emissions.

In FY2025, around 575,000 tons of emissions reduction was achieved at Alibaba's leased data centers.

Alibaba Cloud has taken steps to integrate green, low-carbon targets for its leased data centers into supplier management measures. Key metrics for that purpose include PUE and the share of clean electricity. As of March 31, 2025, over 90% of its leased data centers in China were subject to PUE management. For contracts signed with new suppliers or those renewed with existing ones, Alibaba Cloud phases in requirements for the share of clean electricity.

To help its suppliers manage PUE levels and use clean electricity, Alibaba Cloud provides them with standards, technologies, and resources from its self-built data centers. In FY2025, it launched a pilot project to deploy its intelligent algorithm-powered O&M strategy for its leased data centers. In the fiscal year, the annual average PUE value of its leased data centers dropped from 1.269 to 1.253, and clean electricity accounted for 22.4% of the total electricity consumption at these data centers.



Developing smart circular logistics

The transportation sector is a major source of greenhouse gas emissions worldwide, and it is particularly challenging to decarbonize. Cainiao is one of Alibaba's primary businesses contributing to logistics emissions.

In FY2025, Cainiao constantly assessed carbon emissions and energy consumption data from both its own operations and its suppliers. It took green, low-carbon actions throughout its operations, from order processing to warehousing, packaging, and transportation. These actions resulted in around 284,000 tons of emissions reduction from our own operations and the value chain.



Order processing

The green journey begins as early as when a consumer makes a purchase and the order starts to be processed. Order fulfillment and related steps are digitalized. Measures such as multi-order consolidation improve efficiency, reduce packaging, and save transportation resources.

Warehousing

In warehousing operations, Cainiao has deployed intelligent monitoring terminals for refined energy management, with a focus on its clean energy transition. As of March 31, 2025, the total grid-connected installed capacity of distributed photovoltaic systems at Cainiao's logistics warehouses was 47.1 MW. These efforts, coupled with clean electricity trading, resulted in a 33.8% share for clean electricity within Cainiao's operational control.

Packaging

The rapid growth of logistics and courier services has led to the increased use of packaging materials. Cainiao constantly strives to reduce the use of packaging materials, recycle them, and optimize them. In FY2025, its efforts in this regard resulted in around 198,000 tons of emissions reduction.

For more details, see Section 3 "Conserving and restoring nature" in Chapter 2. ➤

Around **284,000** tons

of emissions reduction from Cainiao operations and the value chain

99 %

Proportion of new energy vehicle trips in urban deliveries made by the self-operated fleet of Cainiao Express

Transportation

Transportation accounts for the largest share of emissions in logistics operations. To ensure that consumers worldwide receive their desired goods quickly, we must adopt a combination of transportation methods. However, the maturity of technologies for large-scale emissions reduction varies significantly among different transportation methods. Cainiao's strategy is to prioritize emissions reduction pathways where deployments on a massive scale are feasible and keep exploring novel solutions.

For land transportation, Cainiao constantly advances the use of its route planning algorithm for its self-operated fleet and the fleets of carriers to shorten travel distances and lower empty load rates. In FY2025, its route planning algorithm helped reduce 1,140.3 tons of emissions. It champions the deployment of new energy vehicles, for example, as autonomous delivery vehicles. In FY2025, new energy vehicles accounted for 99% of urban delivery trips made by the self-operated fleet of Cainiao Express. Furthermore, Cainiao has made a breakthrough by expanding the application of highly autonomous delivery vehicles beyond closed-off environments on campuses to cover public roads. That signifies its success in implementing L4 autonomous driving for last-mile delivery in urban settings.

For air transportation, Cainiao partners with top suppliers in this field to increase the use of large aircraft, aiming to improve transportation efficiency and lower emissions in air transportation.

Building sustainable campuses

We have over 100 office campuses and other sites worldwide. They provide daily workspaces for hundreds of thousands of employees and serve as an important interface through which internal and external stakeholders gain an inside look into Alibaba.

We have established a management system for sustainable campuses, covering planning, design, construction, operation, and maintenance. As of March 31, 2025, four of our campuses had received the ISO 14001 certification for environmental management systems. In FY2025, we reduced the emissions per unit area on our self-used office campuses by 36.7% from the previous fiscal year. That was achieved by improving energy efficiency, using clean electricity, and deploying a smart management system. Additionally, four of our campuses were certified as carbon-neutral in FY2025.

List of ISO 14001-certified campuses

- Xixi Campus Park A in Hangzhou
- Alibaba Digital Ecosystem Innovation Park in Hangzhou
- Xixi Campus Park C in Hangzhou
- Cloud Valley Campus in Hangzhou

List of carbon-neutral campuses

- Alibaba Center (Guangzhou) Campus
- Alibaba Center (Shenzhen) Campus
- Xixi Campus Park A in Hangzhou
- Xuhui Binjiang Park Zone D in Shanghai

Designing and building green campuses

Green design and construction practices for our campuses are fundamental to their sustainable development, directly determining their emissions reduction potential during the operational phase. We follow world-class standards and embed ESG principles deeply into the planning, design, and construction of our campuses, paving the groundwork for low-carbon operations.

As of March 31, 2025, a total of around 521,000 square meters of floor area on our campuses had received the LEED Gold certification, up 119% year on year.

List of campuses that have obtained the LEED certification

Campus	Certification level
Building B in Wangjing, Beijing	LEED 2009 Gold certification
Alibaba Center (Hongqiao, Shanghai) Campus	LEED 2009 Gold certification
Alibaba Center (Guangzhou) Campus	LEED 2009 Gold certification
Xixi Campus Park C in Hangzhou	LEED v4 Gold certification
Xuhui Binjiang Park Zone D in Shanghai	LEED v4 Gold certification
Xixi Campus Park A in Hangzhou, Alibaba Digital Ecosystem Innovation Park in Hangzhou, Qinchengli in Hangzhou, and FlyZoo Hotel in Hangzhou	LEED v4.1 Platinum certification for existing campuses



Improving efficiency through technologies

The consumption of electricity and natural gas is the primary source of emissions from the operation of our campuses.

We have retrofitted electrical equipment on our campuses with intelligent features, set up our self-developed Equipment Brain platform, and deployed an AI-based dynamic optimization algorithm. These efforts collectively form a smart energy management system, which achieved precise control for energy efficiency in FY2025, leading to 3,886.9 tons of emissions reduction. To improve the utilization efficiency of natural gas, we have launched a full-on initiative to install vacuum boilers on newly built campuses, since they have higher combustion efficiency.

Changing the way we use resources

Clean electricity substitution and electrification are our major initiatives to change the way we use resources on our campuses. We deploy distributed photovoltaic systems for campuses where that is feasible. Because of this effort and clean electricity trading, clean electricity accounted for 47.8% of the total electricity consumption across our self-used office campuses and leased-out sites in FY2025. We promote electrification on campuses by replacing campus shuttle buses with new energy vehicles and installing additional facilities like charging piles.

Innovation for energy management -- virtual power plants

We make constant efforts to advance the deployment of virtual power plants (VPPs) across our campuses, fully tapping into the potential for demand-side response (DSR) through intelligent scheduling and the coordinated management of distributed energy resources. Meanwhile, we leverage the renewable energy and energy storage capabilities of our self-built distributed photovoltaic systems to build a microgrid system where multiple energy sources complement one another. This initiative aims to maximize our use of clean electricity and help address the supply-demand imbalance on local power grids. As of March 31, 2025, VPPs had been deployed for 16 campuses. In FY2025, these VPPs responded to demand from local power grids 28 times.

Incentivizing employees to embrace low-carbon practices

Our Youxin platform encourages our employees to save energy and reduce emissions in their office behavior, while our Huanxing platform motivates them to do so in their mobility choices. These platforms enhance energy conservation awareness among our employees, encouraging them to engage in energy-saving practices such as turning off lights in unoccupied areas, printing documents on both sides of the paper, and carpooling. They can earn credits on these platforms each time they engage in green, low-carbon practices.

In FY2025, 110,248 employees engaged in green, low-carbon-friendly practices[3] 2,676,047 times through the Youxin platform. In the fiscal year, 58,841 employees engaged in low-carbon mobility 1,079,493 times through the Huanxing platform, achieving nearly 7,065.6 tons of emissions reduction.



3. Examples of green, low-carbon-friendly practices include turning off lights in unoccupied areas, printing documents on both sides of the paper, taking staircases instead of elevators, bringing personal cups to the workplace, finishing meals without leftovers, recycling cardboard boxes, and recycling plastic bottles. Examples of low-carbon mobility include choosing trains over airplanes, carpooling, traveling on employee buses, and taking the subway.

Engaging and enabling the platform ecosystem to reduce emissions

Leveraging digital technologies and business model innovations, platforms can drive a society-wide low-carbon transition, helping customers and consumers find pathways and solutions for emissions reduction. In 2021, Alibaba introduced a Scope 3+ goal for avoided emissions, which goes beyond emissions from our own operations and the value chain.

In FY2025, 59.208 million tons of emissions reduction was achieved in Scope 3+, up 77.6% year on year. Our Scope 3+ emissions reduction is not used to offset emissions from our own operations. In our disclosures, a clear distinction is made between Scope 3+ emissions reduction and that from our own operation and the value chain.

Scope 3+ emissions reduction system

In our pursuit of carbon neutrality, we adhere to the important principles of "scientific," "transparent," and "open." Over the three-plus years since setting our Scope 3+ emissions reduction goal, we have established a Scope 3+ emissions reduction system based on these principles. It features scientific measurement, digital management, professional verification, and ecosystem partnership.

- Scientific measurement: We partner with professional third-party organizations to build a Scope 3+ emissions reduction measurement system that covers Alibaba's main businesses. This system includes the General Rules for Enterprise Scope 3+ Greenhouse Gas Emission Reduction Accounting and Reporting and specific measurement methodologies for various emissions reduction scenarios. As of March 31, 2025, we had participated in the development and formulation of 51 relevant emissions reduction standards. Nine of these standards were newly added to our participation list in FY2025, including the national standard Minimum Allowable Values of the Energy Efficiency and Energy Efficiency Grades for Household and Similar Kitchen Appliances. This system follows multiple principles, such as conservatism, transparency, and completeness. It has drawn insights from the Guidance on Avoided Emissions, published by the World Business Council for Sustainable Development (WBCSD).
- Digital management: In FY2025, we completed the initial development of a digital system for tracking and measuring Scope 3+ emissions reduction. This system ensures that the emissions reduction process is traceable and its results are quantifiable.
- Professional verification: All data disclosed for Scope 3+ emissions reduction is verified and assured by Bureau Veritas. The verification process is conducted in strict accordance with applicable international standards and guidelines as well as scenario-specific standards and methodologies for emissions reduction.
- Ecosystem partnership: Alibaba is committed to collaborating with more organizations and enterprises to explore innovative solutions for emissions reduction. These collaborations promote the adoption and implementation of related avoided emissions accounting standards in China and across the digital technology industry. In FY2025, we continued to participate in the work of the WBCSD's Avoided Emissions Working Group as the council's only Chinese enterprise member.

Eight major emissions reduction approaches for Scope 3+


1688
Low-carbon products
Low-carbon cloud services
Alibaba Cloud
Low-carbon mobility
Engagement
Scope 3+
Enablement
Low-carbon logistics
Low-carbon catering
Low-carbon office
DingTalk
Reuse and recycle of idle goods
Low-carbon production
Alibaba Cloud
Scientific measurement
Digital management
Professional verification
Ecosystem partnership

Emissions reduction scenarios and progress in Scope 3+

Based on our strategies of Enablement and Engagement as well as our eight emissions reduction pathways, we extended the coverage of existing emissions reduction scenarios in FY2025. Meanwhile, we continued to develop new emissions reduction scenarios.

Enabling enterprise customers to improve efficiency and reduce emissions with digital technologies

Enablement is a strategy where we provide companies with alternative products or services that reduce emissions without compromising functionality. We constantly explore the potential of using digital technologies to enhance efficiency and reduce emissions so that we can assist them in decarbonization. In that regard, there are four low-carbon pathways identified for cloud services, office practices, logistics, and production, respectively.

Amid the surging demand for AI, low-carbon transition efforts in the corporate world increasingly require a continuous green upgrade of cloud computing infrastructure. In FY2025, Alibaba Cloud made further investments in low-carbon technological innovations, achieving additional energy efficiency gains and enabling enterprise customers to reduce emissions by 11.19 million tons. Alibaba Cloud's AI-powered digital, intelligent control system provides solutions for improving energy efficiency and conserving resources at companies in high-energy-consumption industries such as cement manufacturing, solid waste treatment, steel-making, and automobiles. Leveraging the Energy Expert, an AI-driven sustainability platform for managing energy consumption and emissions, Alibaba Cloud provides small and medium-sized enterprises (SMEs) and large-scale events worldwide with services that monitor, record, and analyze their energy consumption and emissions. These services also include predictions and suggestions for energy conservation and efficiency improvement. As of March 31, 2025, the Energy Expert had served a cumulative total of 3,545 companies.

DingTalk provides enterprise users with a comprehensive suite of online office tools, streamlining everything from video conferencing to paperless office work. By minimizing business travel and paper consumption, these tools contribute to emissions reduction. In FY2025, DingTalk enabled enterprise users to reduce 4.418 million tons of emissions.

Leveraging platform mechanisms to drive consumers toward a low-carbon lifestyle

Engagement is a strategy where we take proactive measures that prompt stakeholders in the business ecosystem to take emissions reduction actions. Leveraging platform mechanisms, we encourage users to adopt a low-carbon lifestyle from the perspectives of products and behavior. In this regard, there are four low-carbon pathways identified for products, idle item recycling, mobility, and catering, respectively.

We have built standards for green, low-carbon products on our e-commerce platforms and help more such products gain exposure. In FY2025, the Taobao and Tmall platforms achieved 16.239 million tons of emissions reduction under the strategy of Engagement. In the fiscal year, 1688.com, our integrated domestic wholesale marketplace in China, achieved around 125,000 tons of emissions reduction, and Alibaba.com, our integrated international online wholesale marketplace, achieved 12.713 million tons of emissions reduction under this strategy.

The Energy Expert helped improve energy efficiency at the Olympic Games

At the 2024 Paris Olympic Games, the Energy Expert was deployed across 35 competition venues to help measure and analyze their electricity consumption. Leveraging data collected from the cloud and Alibaba Cloud's deep learning AI models, it conducted accurate analyses to generate energy forecasts and offer energy efficiency suggestions for those competition venues. One of these suggestions was to reduce electricity waste.

Ilario Corna, Chief Information Technology Officer of the International Olympic Committee, commented, "Electricity consumption is a large contributor to the Olympic Games' carbon emissions. The data-driven insight produced by Energy Expert will help us learn from each Games edition, and apply that knowledge intelligently to make future events even more energy efficient."

When idle items are traded and recycled, they have a higher rate of circular utilization, which translates into avoided emissions from the manufacture of new products. In FY2025, Xianyu engaged consumers to reduce 11.827 million tons of emissions. We also facilitate the disposal of used assets through online auctions, promoting their recycling and reuse. In the fiscal year, Alibaba Assets engaged users to reduce emissions by 1.045 million tons. By supporting the trading and recycling of pre-owned items as well as online auctions, Alibaba champions the development of a circular economy. Its efforts in this regard resulted in 12.872 million tons of emissions reduction in FY2025.

In its Green Travel Carbon Inclusion Project, Amap encourages users to create carbon ledgers and choose among various green mobility options. As of March 31, 2025, the project had been expanded to 34 cities, such as Beijing, Shanghai, and Jinan, encouraging over 54.2 million users to embrace low-carbon mobility. In FY2025, Amap engaged users to reduce emissions by 1.593 million tons.

Ele.me offers the "No Cutlery" option on its platform, aiming to reduce the use of disposable items. It also offers the Small Portion" option, which helps reduce food wastage. In FY2025, this measure contributed around 33,000 tons of emissions reduction under the strategy of Engagement.


Alibaba Cloud
Worldwide Cloud Services Partner

Conserving and restoring nature

Our environmental protection efforts also cover packaging, water resources, waste, and biodiversity. The following sections systematically describe our measures and actions to address them in the 4R circular economy model.

Reducing and optimizing packaging

Packaging is a crucial part of consumer experience. In FY2025, our packaging footprint primarily stemmed from Cainiao's logistics operations. Despite diverse factors that have an impact on our operating environments, such as product categories, weather conditions, and delivery methods, we are committed to providing consumers with harmless, clean, and easy-to-use packaging. Therefore, we must consider all relevant factors to apply effective technologies and provide appropriate packaging solutions that contribute to the realization of sustainability. In FY2025, Cainiao reduced the use of packaging materials by a total of around 169,000 tons by using less packaging materials in the first place and recycling and reusing them. That translated into around 198,000 tons of emissions reduction.

Reducing the use of packaging materials

Our efforts to improve the utilization efficiency of packaging materials with intelligent algorithms and digital technologies start from the source. Cainiao was the first in China to introduce a standardized electronic waybill system for the courier industry and merchants, reducing the use of paper for printing. Furthermore, Cainiao has independently developed a smart packing algorithm to provide suggestions on the selection of cardboard boxes, the packing sequence, and the arrangement of products inside cardboard boxes during the warehousing and packing phases, ensuring that cardboard boxes have their internal spaces more fully occupied.

Cainiao constantly iterates on packaging solutions without compromising consumer experience. In FY2025, it delivered over 680 million packages in their original product packaging in a practice known as Ships in Own Container (SIOC). Meanwhile, it customized minimalistic packaging solutions for different industries and advanced the use of electronic packing lists. These initiatives reduced the use of packaging materials by a total of around 138,000 tons in the fiscal year, which translated into around 168,000 tons of emissions reduction.

Recycling and reusing packaging

Cainiao's warehouse workers regularly sort, recycle, and reuse cardboard boxes. In FY2025, nearly 36 million cardboard boxes were recycled and reused. Additionally, Cainiao constantly collaborates with merchants to promote the use of circulation boxes. As of March 31, 2025, it had cumulatively completed over 1.33 million deployments of circulation boxes for merchant warehouses, utilizing a pool of around 143,000 circulation boxes.

In FY2025, Cainiao's practices of using circulation boxes and reusing cardboard boxes led to a reduction of around 31,000 tons in the amount of packaging, which translated into nearly 30,000 tons of emissions reduction.

Around 169,000 tons

Cainiao's packaging materials reduction achieved by using less packaging materials in the first place and recycling and reusing them


负责任的科技
可持续的未来
GREEN SUPPLY CHAIN

Optimizing and upgrading packaging materials

Packaging materials constitute a significant part of our raw material procurement. In FY2025, we phased in plastic bags made of recycled materials for logistics delivery operations at businesses like Tmall Supermarket to replace those made entirely of new raw materials.

Conserving water resources

The latest State of Global Water Resources report[4] released by the WMO shows that, over the past five years, the world has been confronted with growing stress on water supply, with most rivers flowing below normal levels and water availability declining for communities, agriculture, and ecosystems. In the face of these realities, we collect data related to the water footprints of our businesses. Based on the regulatory requirements in the operating locations of our businesses, we discuss, identify, assess, manage, and regularly disclose water resource risks, aiming to mitigate these risks and improve the utilization efficiency of water resources throughout our business operations. For sites that are substantially related to water issues, such as Alibaba Cloud's data centers, our office campuses, and our retail spaces, we implement management measures that draw insights from the 4R circular economy model.

Annual average WUE values of Alibaba Cloud's self-built data centers


1.205
1.144
FY2024
Apr 23-Mar 24
FY2025
Apr 24-Mar 25

Alibaba Cloud's data centers

WUE is a metric for evaluating the utilization efficiency of water at data centers. The balance between WUE and PUE has been a subject of ongoing discussion and exploration across the entire industry.

During the design phase of a data center, we consider local water resources to balance between WUE and PUE, aiming for the optimal solution for managing water resource risks. For data centers in places identified as having relatively high water resource risks, for example, water-scarce regions, we use air cooling modes to lower WUE values. Despite sacrificing PUE performance to some extent, this choice minimizes the negative impact on local water resources. By contrast, for data centers in places identified as having relatively low water resource risks, for example, water-rich regions, we pursue better PUE performance and opt for water cooling modes, which result in higher WUE values. In FY2025, the annual average WUE value of Alibaba Cloud's self-built data centers was 1.144. Specifically, data centers primarily using water cooling had an annual average WUE value of 1.800, whereas those primarily using air cooling had an annual average WUE value of 0.329.

To effectively manage WUE, Alibaba Cloud has established WUE management guidelines that specify water meter selection criteria, measurement methods, and operational management requirements. Furthermore, it has built a knowledge base of WUE optimization strategies. This knowledge base provides its data centers with replicable best practices, such as how to set appropriate environmental humidity values to optimize WUE values while ensuring equipment safety.

In water-scarce regions, Alibaba Cloud has upgraded equipment and deployed resources at its data centers to increase the use of reclaimed water and rainwater. In FY2025, 40,625 cubic meters of reclaimed water was used for data centers at its Zhangbei and Ulanqab bases.



Office campuses

During the planning, design, and operation of our campuses, we implement sustainable water management measures in a systematic manner.

During their design and construction, we adopt the sponge city philosophy, using permeable paving materials that allow rainwater to directly percolate into the ground. Furthermore, we build rainwater collection systems to recycle rainwater from rooftops and the ground.

During their operation, we have a smart management system for water resources based on a "monitor-conserve-recycle" framework, allowing for end-to-end refined control. To improve the utilization efficiency of water systematically, we have deployed smart water meter systems, upgraded to Class 1 water-efficient fixtures, and established a recycling network for air conditioning condensate as well as wastewater from drinking water systems. In FY2025, 32,887 cubic meters of water was recycled on our self-used office campuses.

Retail spaces

The largest component of Freshippo's water footprint is water usage for preserving seafood, followed by water usage for consumer convenience.

Without compromising product quality and consumer experience, Freshippo implements sustainable water management measures in two major water-intensive scenarios, including seafood preservation and catering services. For seafood preservation, it has deployed a water recycling system that includes physical filtration, biological purification, and low-temperature circulation to recycle water in seafood tanks. A monitoring system is in place to ensure that water quality parameters always meet applicable standards. For scenarios where consumers need to use water, Freshippo has installed water-efficient fixtures on a full scale, such as smart sensor faucets, to reduce water consumption.

4. https://wmo.int/zh-hans/news/media-centre/wmobaogaoqiangdiaoquanqiushuiziyuanriyiduanquehejinzhang

Reducing and recycling waste

Human beings generate about 2.1 to 2.3 billion tons of municipal solid waste each year, with only 61-62% of it processed in controlled facilities[5]. We track, measure, and audit our own waste footprint. To practice the circular economy concept, we are committed to a two-pronged approach that focuses on reduction and waste-to-resource conversion. Reduction means that we strive to reduce the generation of waste, while waste-to-resource conversion means that we process and recycle waste. The majority of waste in our business operations is generated, for example, by Alibaba Cloud's data centers and our office campuses. These sites serve as testing grounds for our efforts to promote waste management.

Alibaba Cloud's data centers

Alibaba Cloud has developed the Cloud Intelligence Group Hazardous Waste Management System for IDC Campuses to ensure that 100% of the hazardous waste generated by its self-built data centers is handed over to qualified third-party professional companies for disposal. It tracks the disposal process and records the results to ensure compliance.

Alibaba Cloud has established a comprehensive recycling system and process for IT equipment such as servers in an environmentally responsible way that facilitates efficient resource regeneration. Its recycling center performs testing, refurbishment, disassembly, and repairs on servers and spare parts, helping extend the life spans of servers and reduce the amount of electronic waste. In FY2025, Alibaba Cloud achieved warranty extensions for servers that contained a total of 25.72 million cores and recycled parts from 21,768 servers.

Office campuses

We seek and work with qualified suppliers under the basic principle of 100% compliant waste disposal. To ensure compliance, we track the disposal process and record the results. We have put up clear signage to improve employee awareness and drive proper waste sorting on our campuses.

Just like with all other aspects of our environmental footprint, we believe that, in waste management, what cannot be measured cannot be managed. On our self-used office campuses, we have achieved digitalized waste management to track our waste footprint, which guides our concrete actions.

Furthermore, we apply the philosophy of waste recycling on our campuses and strive to minimize the amount of waste ending up in landfills. In FY2025, Alibaba Beijing Campus achieved 100% recycling for kitchen waste, which was processed through bio-fermentation and converted into organic fertilizer.


循环好物
循环新生公益市集

5. To view the data source, visit https://www.un.org/en/observances/zero-waste-day]

Ecosystem protection

We constantly learn and track frameworks and metrics for biodiversity risks and opportunities, including the Taskforce on Nature-related Financial Disclosures (TNFD). We are committed to preserving biodiversity in our operations and collaborating with multiple stakeholders for experience sharing and co-governance.

Office campuses

The design and construction processes for our campuses inevitably impact local natural resources and biodiversity to a certain extent. To minimize or even reverse this type of negative impact, we integrate biodiversity considerations into the design and operation of our campuses.

During the site selection and design phases, all newly built campuses undergo environmental impact assessments. In operating our campuses, we emphasize biodiversity protection and ecosystem management. To build a rich vegetation structure, we introduce diverse plant species, including many native ones. To create ecological corridors, we integrate natural habitats into campus environments or restore degraded ones. We also use landscaping methods to reduce light pollution and mitigate noise. These efforts minimize disturbances to animals. Our Xixi Campus Park A in Hangzhou is home to over 100 green plant species and more than 30 free-ranging waterfowl. For our Xixi Campus Park C in Hangzhou, we have established a multi-layer ecological vegetation system by planting 90 species of arbor trees, 48 species of shrubs, and 24 species of wetland plants in a well-conceived plan. This system provides excellent habitats and stable food sources for wildlife, including insects and birds.

E-commerce platforms

Illegal wildlife trading is one of the risks threatening biodiversity.

We comply with various international laws and conventions as well as China's laws and regulations, including the Law of the People's Republic of China on the Protection of Wildlife, the Implementing Regulations of the People's Republic of China on the Protection of Terrestrial Wildlife, the Fisheries Law of the People's Republic of China, and the Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES). The Taobao, Tmall, and AliExpress platforms utilize AI algorithms to check text, images, and videos for risks related to illegal wildlife trading in real time. That is supplemented by manual reviews to ensure that non-compliant content is identified and handled promptly. For merchants involved in violations, we notify them of our findings, educate them on wildlife protection, and take punitive measures, such as product delisting, store score deduction, and store closure.

For consumers, Taobao and Tmall offer awareness education on laws for the preservation of biodiversity and other environmental protection matters. These platforms have been constantly running the GreenNet Program[6]. As of March 31, 2025, a cumulative total of 21.28 million searches related to illegal wildlife trading had been redirected to educational pages, and a cumulative total of about 600,000 people had participated in our Philanthropic Guardian Action, an initiative launched to champion wildlife protection.

Driving multi-stakeholder participation

We are committed to building a multi-stakeholder collaborative ecosystem for sustainable development. To that end, we forge partnerships with government agencies, regulatory bodies, and professional organizations to promote joint efforts for environmental protection. For example, we are a member of the WBCSD and a founding member of the China Carbon Footprint Industry Innovation Alliance.

Organizing China Pavilion activities at the United Nations Climate Change Conference

In November 2024, the United Nations Climate Change Conference (COP29) took place in Baku, Azerbaijan. At the conference, Alibaba organized the Digital Transformation Day at the China Pavilion and participated in the conference's high-level roundtable on the Green Digital Action Initiative to advocate for the application of digital technologies such as AI in climate change response.

Sponsoring the China Nature Education Conference for multiple years in a row

In May 2024, Alibaba sponsored the 2024 China Nature Education Conference, held under the theme "Shanghai, Better Nature Education." The event brought together diverse stakeholders to share academic insights on nature and support the advancement of nature education.



6. The GreenNet Program works for multiple apps, such as Taobao, Xianyu, and Youku. It aims to convert inappropriate searches into legal awareness education that has a human touch.



Social

Supporting Our People

Alibaba's most valuable treasure is our constantly developing talent pool. We hope that our employees can become their better selves. Therefore, we strive to provide every one of them with the opportunity to learn and grow in a diverse, equitable, and inclusive culture, where they can stay passionate and create value.

This chapter

Supporting Our People

Diversity, equity, and inclusion (DEI)

35.4%

Women accounted for 35.4% of our workforce.

Attraction and retention of talents

Forbes list of the World's Best Employers 2024

Alibaba Group made its way to the Forbes list of the World's Best Employers 2024, once again claiming a top 5 spot among all Chinese companies on the list.

Over 60,000

Over 60,000 employees took family care leave to spend quality time with their families.

Employee health and vitality

ISO 45001 certification

Multiple campuses, data centers, and logistics facilities of Alibaba obtained the ISO 45001 certification.

Over 14,000

The cumulative total number of First-aid Responders trained by Alibaba exceeded 14,000.

93.1%

The satisfaction rate for Alibaba's office environment was 93.1%.



Strategies and approaches

Under the philosophy of helping our employees become their better selves, we engage them in extensive discussions about a wide range of matters. Based on that, we have gradually developed six core values, which form the heart of our culture and play a crucial role in how we conduct business, recruit talents, manage employees, evaluate their performance, and determine their remuneration.

Our values

Customers first, employees second, shareholders third

This reflects our choice of what's important, in order of priority. Only by creating sustained customer value can employees grow and shareholders achieve long-term benefit.

Trust makes everything simple

Trust is both the most precious and fragile thing in the world. The story of Alibaba is a story of building and cherishing trust. Complexity begets complexity, and simplicity breeds simplicity. Aliren (阿里人) are straightforward - what you see is what you get. With trust, there is no second-guessing or suspicion, and the result is simplicity and efficiency.

Change is the only constant

Whether you change or not, the world is changing, our customers are changing and the competitive landscape is changing. We must face change with respect and humility. Otherwise, we will fail to see it, fail to respect it, fail to understand it and fail to catch up with it. Whether you change yourself or create change, both are the best kinds of change. Embracing change is the most unique part of our DNA.

Today's best performance is tomorrow's baseline

In Alibaba's most challenging times, this spirit has helped us overcome difficulties and survive. In bad times, we know how to motivate ourselves; in good times, we dare to set "dream targets" (stretch goals). Face the future, or we regress. We must shoot for the moon, challenge ourselves, motivate ourselves and exceed ourselves.

If not now, when? If not me, who?

This was a tagline in Alibaba's first job advertisement and became our first proverb. It is not a question, but a call of duty. This proverb symbolizes the sense of ownership that each Aliren must possess.

Live seriously, work happily

Work is now, life is forever. What you do in your job is up to you, but you have responsibility to the ones who love you. Enjoy work as you enjoy life; treat life seriously as you do work. If you live with purpose, you will find reward. You make Alibaba different and make your loved ones proud. Everyone has their own view of work and life; we respect each person's choice. Whether you live by this value depends on how you live your life.


Customers first, employees second, shareholders third
Trust makes everything simple
Change is the only constant
Today's best performance is tomorrow's baseline
If not now, when?
If not me, who?
Live seriously, work happily

Compliance with international standards

We comply with the Universal Declaration of Human Rights, the International Covenant on Economic, Social and Cultural Rights, the United Nations Guiding Principles on Business and Human Rights, the Ten Principles of the United Nations Global Compact (UNGC), and the Declaration of Fundamental Principles and Rights at Work, formulated by the International Labor Organization. In February 2021, we became a signatory to the UNGC.

Rules and policies

The Alibaba Group Code of Business Conduct, rooted in our mission, vision, and values, sets the professional conduct standards for all employees. It includes clear stipulations about the protection of employee rights and interests as well as the maintenance of order in the workplace. Based on this code as well as our existing human resources management policies and practices, we have formulated the Alibaba Group Employee Rights Code, which includes our management specifications for human rights, occupational health & safety, DEI, and employee training.

Diversity, equity, and inclusion

We believe that an open, inclusive talent system and a workplace built on mutual respect not only attract diverse talents and enhance the sense of belonging among employees as well as their innovation capabilities but also drive inclusive product innovations and service upgrades, enabling us to better meet the needs of our diverse user base.

Management philosophy

We have established a DEI Working Group under the guidance of the Sustainability Committee of the Board of Directors. This working group is responsible for formulating relevant policies and implementing specific management initiatives.

DEI is among the values championed by Alibaba's corporate culture, which guides our efforts to integrate them into our human resources practices of selecting, recruiting, developing, and retaining talents.

We believe that DEI should be like this at Alibaba:

- Compliance: We strictly adhere to all laws and regulations related to equal employment opportunities, anti-discrimination, and anti-harassment. To that end, we have established a comprehensive compliance system that includes regular employee training, compliance audits, and secure reporting channels to fully protect the rights and interests of our employees.
- Merit-based employment: Our human resources policies are driven by performance and competency, ensuring equal opportunities via transparent systems for evaluation, recruitment, and promotion. To ensure the objectivity and fairness of our employment decisions, we strictly prohibit any form of bias based on personal characteristics, including but not limited to gender, age, race, places of ancestry, religious beliefs, or disability status.
- Respect and inclusion: We value diverse perspectives and experiences, striving to foster a culture of mutual respect and inclusion. We encourage our employees to express their thoughts freely so that they can inspire and learn from one another. That is how they can fulfill their full potential. To build a creative workforce, we bring together talents that have diverse backgrounds, different ways of thinking, and varied capabilities.


PARIS
Alibaba
ALIBABA RUN FOR PARIS 2024.8.10

Promoting a culture of diversity, equity, and inclusion

In FY2025, we organized a variety of training activities to promote a culture of diversity, equity, and inclusion.

Our DEI Working Group held an event known as the ESG Marketplace, where employees had an interactive experience engaging in activities like on-site quizzes to get a better sense of DEI. Furthermore, it ran themed training sessions for the members of business-level DEI working groups to explore how to integrate the core principles of DEI into our daily human resources management system.

Alibaba Cloud invited employees to be "Experience Officers" and attend roundtables where their voices about DEI were heard. The business also distributed the awareness videos Boundary 1 and Boundary 2 among employees to clarify off-limits behavior in the workplace. Furthermore, it took a step-by-step approach to provide relevant training for its managers.

Cainiao has provided a number of courses, such as How to Overcome Unconscious Bias and the Keys to Effective Cross-cultural Communication, in an effort to advocate for the concept of diversified development and enhance cross-cultural communication capabilities.

Amap incorporates diversity, equity, and inclusion into its training programs for new employees and managers, with the aim of strengthening their commitments to these cultural values and their ability to uphold them in their management practices.

Lazada has joined the online learning platform initiative of the UNGC. All employees of Lazada can register accounts on the online learning platform and access ESG-related courses provided by the UNGC. Examples of these courses include Gender Equality: How Business Can Accelerate the Pace of Change and How to Understand and Take Actions on the Global Goals.

Alibaba Cloud has launched its first survey about DEI

In FY2025, Alibaba Cloud launched its first survey to hear employee voices about building a safe, healthy, diverse, equitable, and inclusive workplace. The survey received feedback from over 1,300 employees. According to its results, over 80% of Alibaba Cloud's employees identify with our DEI culture, believing that it helps improve employee satisfaction, creates a stronger sense of belonging, facilitates team collaboration, and plays a role in attracting and retaining talents. Furthermore, about 94% of its employees consider its working environment respectful and inclusive, and over 91% think that the business has strong practices for DEI.

A diverse talent pool

Alibaba recognizes, embraces, and respects individual differences that span a broad spectrum of personal characteristics, such as gender, race, age, religious beliefs, values, and life experiences.

As of March 31, 2025, we had 124,320 employees, and women accounted for 35.4% of our workforce. By that date, 28.8% of our managers and 37.5% of our senior managers were female.

124,320
employees

35.4 %
of our workforce is female







A workplace of equity and mutual respect

We have zero tolerance for violence, bullying, discrimination, and sexual harassment in the workplace. In accordance with the Labor Law of the People's Republic of China, we have released policies such as the Alibaba Group Code of Business Conduct and the Alibaba Group Code of Conduct Against Sexual Harassment. These policies specify prohibited behavior to be avoided at work, provide reporting channels, and define procedures for processing complaints, among other things.

For severe incidents such as sexual harassment, we have set up multiple reporting channels such as open mailboxes and hotlines, with personnel dedicated to receiving inquiries and complaints from employees. Once a complaint is accepted, our AID team launches an investigation. Upon the completion of the investigation and the issuance of a disciplinary decision, we instruct the leader and human resources manager of the respondent's team to execute the disciplinary decision. If we have confirmed any severe misconduct on the part of the respondent, they will be dismissed. Depending on the circumstances, we may provide the complainant with necessary legal and psychological counseling. As a protection for the complainant, we have robust measures that restrict access to their information and impose confidentiality obligations on those who have access.

Words have limits; actions have boundaries.

Have the courage to say no and the resolve to stop misconduct.

Together, let's build a safe, healthy, and inclusive workplace.

—— AID Team

Open communication, cooperation, and inclusiveness

An inclusive culture serves as a crucial bond that enables a diverse organization to move beyond cultural differences, achieve genuine inclusion, and unlock its potential. We strive to build such a culture, for example, by building open communication platforms and hosting diverse activities for employees.

Open communication channels

We listen to our employees and encourage them to fully express their opinions and suggestions.

Communication between managers and employees

We advocate for a communication culture of simplicity and trust. Therefore, we encourage managers to spend time communicating with employees. To that end, we have developed Booking, a communication tool where all managers can announce their availability so that employees can make appointments for direct talks with them. In FY2025, over 300 managers posted more than 2,000 entries on Booking.

Furthermore, managers from our various businesses engage with employees through lunch meetings, townhalls[1], and so on to help them stay updated on the company's strategy and management practices.

Communication among employees

Our internal online community eliminates hierarchies and breaks down departmental silos to facilitate free expression and heart-to-heart communication. It enables employees to share professional insights, practical tips, and industry trends, along with glimpses into their colorful everyday lives.

Channels for employee feedback and complaints

We provide our employees with convenient channels for feedback and complaints, which are processed by relevant departments and individuals in charge according to established procedures. If an employee does not agree with their performance results or believes that they have suffered an abuse such as sexual harassment or discrimination, they may report it or file a complaint through the channel for this specific type of abuse. If an employee disputes the outcome of a disciplinary action, they may request a review by the Disciplinary Management Committee according to the appeal process. The Disciplinary Management Committee then collaborates with multiple departments to examine the evidence and consults with multiple departments, including the Legal and Compliance Department, before making a final appeal decision.

Employees can send their feedback directly to the CEOs of their respective businesses via the OPEN Mailbox, and they will receive a timely, substantive response, usually within two days.

1. These are meetings targeting overseas employees.

Diverse activities for employees

We are committed to building a platform that fully showcases the diversity of our employees and empowers every one of them to unleash their potential as we collectively drive innovation and change.

Ali Shipai is a collection of interest clubs spontaneously founded and managed by our employees. As of March 31, 2025, it comprised 34 formal interest clubs, spanning sports like basketball, squash, or kendo, artistic pursuits like photography, calligraphy, or painting, and personal development activities like reading, English learning, or mindful meditation.

We host networking events for women, featuring accomplished female employees from diverse backgrounds to share their career experience and life wisdom. These events provide female employees with an open platform where they help one another. To further support the personal growth of women in the workplace, Alibaba Cloud has organized a series of events, such as Her Power - Women in Tech Roundtable, Her Power Unleashed in the AI Era, Her Power Cracks the Code of Happiness: How to Achieve Lasting Well-being, and Design Life to Unleash Her Power.

Furthermore, we regularly host cultural events, such as homecomings and the Global Cultural Fair, inviting employees from around the world with diverse cultural backgrounds to interact and deepen mutual understanding.

Daraz has launched the dWomen Initiative

In FY2025, Daraz launched the dWomen Initiative in Bangladesh, one of the countries covered by its operations. That is a comprehensive initiative aimed at empowering female employees and promoting inclusion. It supports female employees through a variety of activities. Examples of activities under this initiative include SheShines, which is designed to celebrate the achievements of female employees, and the Mentorship Plan, which encourages female employees to support one another and share experience, fostering a workplace conducive to their professional development.











Attraction and retention of talents

Attracting and retaining talents is crucial for stimulating innovation and driving business growth. We have established diverse, open channels to gather talents. The fruits of our development are always shared with our employees, which is reflected in a compensation system that is both internally equitable and externally competitive. This system includes a continuously enhanced benefit program designed to foster an atmosphere where employees work happily and live seriously.

Recruiting talents

Recruitment is the first step in human resources management. Selecting the right people is one of the most efficient approaches for both us and job seekers. We emphasize integrating talent planning with organizational design and strategic planning, with a focus on accurate person-job fit and efficient talent replenishment. Based on their strategic plans, all businesses have established their talent pools, which facilitate an analysis of the supply-demand dynamics in the job market as well as their actual demand so that they can maintain an adequate supply of qualified talents. Additionally, they have built tools for talent planning and analytics, which support internal talent stocktakes, talent profiling, and checks on how well their talent reserves match their organizational objectives. These tools offer great assistance to recruitment.

To find and hire the right people, we have developed diverse recruitment channels and attach great importance to candidate experience as well as compliance management in the interview process.



Recruitment channels and candidate experience

To meet our demand for talents, we have built a slew of open recruitment channels, such as public hiring, campus recruitment, and internal referrals. We place an emphasis on campus recruitment. To strengthen our engagement with universities and students, we undertake various initiatives, such as university-enterprise cooperation, corporate Open Day events, campus presentations, and internship programs.

Furthermore, we improve candidate experience, for example, by developing a standardized recruitment process, training interviewers, and establishing a candidate feedback mechanism.

Hiring procedure: We have standardized procedures for the pre-, mid-, and post-interview stages to ensure that candidates have a fair, transparent, and friendly experience.

Interviewer training: We train our interviewers and require them to follow the principles of friendliness and professionalism during the recruitment process. Alibaba Cloud, Ele.me, and other businesses have developed interviewer training courses tailored to their specific needs and aiming to enhance interviewer capabilities.

Candidate feedback: After an interview, we collect genuine feedback from the candidate by asking them to complete a survey, which helps us find targeted solutions to problems identified in the interview and thereby provide a better experience for future candidates.

Inclusive recruitment

Within the recruitment process, we uphold the philosophy of DEI. We ensure fair and equitable treatment for all job seekers, regardless of their nationalities, races, ages, genders, physical conditions, religious beliefs, and cultural backgrounds. In our recruitment system, we have phased in sensitive keyword screening for job requirements to prevent our public job postings from including words related to things such as gender and age.

Compliant employment

In our recruitment and employment practices, we comply with International Labor Organization conventions as well as local laws and regulations in the operating locations of our businesses. We strictly prohibit child or forced labor and safeguard the freedom, rights, and personal dignity of employees. Compliance and fairness are what we pursue in this regard.

Following a candidate's successful interview, we sign an employment contract with them in accordance with the law. On condition that we have the candidate's consent, protect their privacy, and ensure data security, we verify their identity and age to confirm that no child labor is present within our workforce.

According to the Alibaba Group Holding Limited Guidelines for Handling Child and Forced Labor Incidents, when a child labor incident occurs, we immediately take emergency response actions, such as removing minors involved from work and contacting their legal guardians. Additionally, we provide further support, such as educational funding and vocational training. If forced labor is detected, our response includes remedial actions such as ending forced labor and securing the personal freedom of workers involved, along with support measures like providing back pay and compensating for losses.

Fair, competitive compensation and performance appraisal systems

We are committed to sharing the fruits of our development with our employees. There is a system to safeguard their legitimate rights and interests, ensuring that our compensation and incentive structure is both internally equitable and externally competitive.

A fair and equitable performance appraisal system helps motivate employees. All our employees undergo performance appraisal on an annual basis. The performance results of all employees are linked to their short-term and long-term incentives. We appraise employee performance in a comprehensive performance appraisal process that uses multiple methods, such as objective management, a review evaluating values as well as performance, team performance appraisal, and flexible stage-based reviews with development conversations. At the beginning of an appraisal period, the supervisor works with employees to set up performance objectives. A dynamic objective management mechanism is in place to ensure that information is shared in an open, transparent manner and iterated continuously. For each individual employee, objective setting and performance appraisal may take place on a monthly, quarterly, semi-annual, or annual basis, depending on their role. We track their performance along the way and give them timely, unbiased feedback.

During performance appraisal, an employee first conducts a self-assessment. At some businesses, feedback needs to be solicited from partners at work. The supervisor then combines the employee's self-assessment and partner feedback to finalize the performance results. This process is designed to create a more comprehensive and objective feedback mechanism.

If an employee does not agree with their performance results, they can file an appeal, and a dedicated review panel will intervene. The review panel will make a decision based on arguments made by the employee, their supervisor, and those who have connections to them at work. Apart from this mechanism for fairness, we have set up a counseling service that helps employees achieve their performance improvement goals.

We have set up a performance-based incentive mechanism, providing all our employees with competitive compensation and benefits. Our short-term incentives, which vary depending on the nature of the role, include commissions, project bonuses, quarterly bonuses, annual bonuses, and more. Our long-term incentives encompass stock ownership, long-term cash payouts, and more.

Heart-warming benefits

We are committed to providing our employees with heart-warming benefits. Employee benefits are subject to jurisdiction- and industry-specific regulatory requirements, which we fully respect and comply with. Our benefit program adapts to these regulatory requirements and goes beyond basic statutory benefits[2] to offer comprehensive support to not only our employees but also their families. Its aim is to foster a sense of security among our employees[3].


Basic Statutory Benefits
• Annual leave
• Basic pension insurance
• Maternity insurance
• Basic medical insurance
• Marriage leave
• A housing provident fund
• Maternity leave
• Work-related injury insurance
• Parental leave
• Nursing leave
• Unemployment insurance
• Paternity leave
Healthcare
• Annual physical examinations together with result interpretation
• Supplemental commercial insurance (including personal accident insurance, supplemental commercial medical insurance, and medical insurance with a coverage limit of RMB6 million)
• iHealth Employee Health Management Program (including health counseling, psychological counseling health education, and more)
• Physical therapy services, and fitness facilities along with training classes
Work-life balance
• Family care leave
• Long service leave
• Travel leave
• Outing leave
• Flexible work arrangements
Featured benefits
• iHelp Dandelion Mutual Assistance Program
• iHope Rainbow Program
• iHome Property Purchase Program
• Gifts for the first, third, fifth, and tenth work anniversaries
• A Letter Home from Alibaba
• Gifts for the International Women's Day
• Gift packages for the Mid-autumn Day
• Meal allowances for lunch, dinner, and late-night snacks, and more
Family care
• Prenatal checkup leave
• Bereavement leave
• Commercial insurance for employees' children
• Physical examinations for employees' parents under the Carnation Parent Care Plan
• iHome Property Purchase Program

Over 61,000

over 61,000 employees had their children covered by company-offered insurance policies

Over 103,000

the parents of our employees had over 103,000 free physical examinations offered by the company

Over 68,000

over 68,000 employees took family care leave

Over 16,000

16,000 employees took parental leave

2. Basic statutory benefits are determined in accordance with the laws and regulations of the Chinese Mainland.
3. Some businesses may adjust the benefits listed above according to their specific operational conditions and applicable laws and regulations in the countries and regions where they operate.

510 AliDay

AliDay, celebrated on May 10, is a day dedicated to the Alibaba spirit. It originated during the SARS pandemic in 2003 when Alibaba was under a company-wide quarantine, which forced all employees to work from home. Despite this difficulty, our employees received tremendous support from their family members and friends. Many of their family members even volunteered as customer service agents. To honor the passion and conviction of Alibaba employees, May 10 was designated AliDay. It commemorates the spirit of decisiveness, unity, dedication, and mutual support that was forged during the SARS pandemic. This day also provides an opportunity of expressing our gratitude to the family members and friends of our employees. On AliDay, our employees invite their family members and friends to our office campuses, where they can experience Alibaba's office environment and culture firsthand. Notably, for AliDay 2025, we opened our office campuses to pets for the first time, encouraging employees to bring their "fur babies," who are their special family members.

A Letter Home from Alibaba

Each year, Alibaba sends a thoughtfully prepared letter to the family members of our employees. This letter is more than just a gift. It's a heartfelt expression of Alibaba's care and gratitude towards every employee's family.

Supporting expectant and new mothers among our employees

Besides providing various types of leave, such as prenatal checkup leave and maternity leave for expectant mothers, we have set up prenatal schools and parenting classes, designed to help expectant and new parents navigate this important stage in life more easily, comfortably, and expertly. In FY2025, we offered courses on nutrition, weight management, and exercise during pregnancy. The commercial insurance that we offer our employees covers outpatient and inpatient expenses during pregnancy and the postpartum period for female employees, provided that these expenses meet the regulatory requirements of local healthcare administration authorities.



















Abundant opportunities for talent development

We want every employee at Alibaba to truly realize their individual value and unleash their full potential while also having access to extensive spaces for their career development and challenging opportunities for their personal and professional growth.



十年一刻音乐会
TEN YEARS
2025阿里巴巴十年馨专场音乐会
SOLID GOLD: A DECADE OF DEDICATION

Opportunities for career development

We care about the career development of every employee. When a new employee joins, we assign an experienced employee to be their mentor. The mentor helps the new employee integrate into the team and get familiar with work quickly. The mentor also answers the new employee's questions about their personal growth. We encourage managers to proactively identify high-potential talents and drive their development along the way.

Employee growth

Everyone at Alibaba celebrates two anniversaries, including their birthday and their work anniversary. At Alibaba, employee tenure is likened to the aging of fine wine, symbolizing the transition from acceptance, integration, then culture carrier. "One Year Aromatic," "Three Years Mellow," "Five Years Mature" and "Ten Years Fragrant" are how we characterize employees who have been with the company for one year, three years, five years and ten years, respectively. Alibaba hosts a special ceremony to present customized rings to our "Five Years Mature" employees.

As a measure to present our employees with more career choices within the company, we offer open, transparent opportunities for internal job transfers. This mechanism enables us to better match employee capabilities with job requirements, prompts managers to care more about employee development, and facilitates the free flow of talents.

Talent training and development

Based on the Alibaba Group Employee Rights Code, we have built a learning and development platform where all employees have access to a wide range of internal and external initiatives that help them develop well both personally and professionally.



New employee training and coaching

To help new employees quickly integrate into the workplace, we provide extensive support, which includes onboarding guidance, a mentorship program, online learning paths, online or offline training programs, and more. Our main businesses have established training programs targeting new employees. These programs typically cover general courses on Alibaba's strategy, history, and corporate culture, along with featured courses tailored to specific business characteristics. Furthermore, our main businesses have developed management trainee programs and customized training programs for campus recruits, intended to help them better adapt to the transition from the school to the workplace.

Leadership training

Managerial leadership has a direct bearing on team efficiency. Strong leadership skills are crucial for enhancing collaboration, fostering a positive atmosphere, and securing the company's long-term success in the future.

We have launched What Managers Should Know, a learning program designed to strengthen general management capabilities. The program helps managers gain a systematic understanding of management principles and tools so that they can answer questions like how to set proper objectives and how to develop effective strategies to achieve them.

We nurture leadership excellence through a multi-faceted development program, which is tailored for managers at different levels and blends online learning with themed seminars. The primary focus in training junior managers is to help them transition from being individual contributors to being effective leaders. Middle managers are mainly trained on comprehensive professional skills, strategic thinking, and business acumen, which prepare them for greater responsibilities.

Our main businesses also offer leadership training programs for high-potential employees to turbocharge their development.

Nurturing and enhancing professional capabilities

Based on competency models and professional development paths for various positions, we offer training programs that cover key areas such as technologies, data, operations, products, marketing, risk management, customer service, finance, human resources, and ESG. Employees can choose among courses according to their career development plans and specific skill-building needs. This way, they can keep enhancing their professional capabilities. In FY2025, we launched the Learn AI, Use AI training initiative, aiming to help employees better embrace the AI era.

For our various employee training programs, we gather feedback through methods such as surveys and regularly assess their effectiveness. That enables us to make improvements for future training plans. Multiple businesses support and encourage employees in obtaining external certifications and constantly honing their professional capabilities. Eligible full-time employees receive bonuses and expense reimbursements for certifications that they have obtained.

Rich resources for learning AI

Ali Learning is our internal online learning platform. It curates quality learning content and training materials in various fields, such as culture, management, specialized skills, and general knowledge. In FY2025, it introduced a new column known as AI Wendao to offer AI learning resources for engineering, algorithms, and non-technical knowledge. By the end of the fiscal year, over 16,000 learners had visited this column.

The Alibaba Technology Association (ATA) is a platform within our tech ecosystem for engineers to connect and collaborate. It serves to integrate capabilities and perspectives from within and outside the company, fostering a systematic accumulation of valuable knowledge. In FY2025, the ATA launched the AI Practice Zone, which provides employees with a full collection of links to various AI tools, which are just a click away as a result.

Employee health and vitality

Employee well-being is one of our utmost priorities. We strive to create a vibrant and dynamic workplace from three dimensions: (1) building a safe, comfortable, and smart office environment; (2) providing employees with comprehensive healthcare coverage; and (3) organizing a wide array of engaging activities to stimulate employee vitality.

Occupational health and safety

We strictly follow requirements set forth in laws and regulations, such as the Work Safety Law of the People's Republic of China and the Law of the People's Republic of China on the Prevention and Control of Occupational Diseases. The Alibaba Group Employee Rights Code provides explicit protection for occupational health and safety.

The majority of our employees work on office campuses, while a small proportion work at sites such as Cainiao's logistics facilities or Alibaba Cloud's data centers.

For safety management, we have developed site-specific internal policies and operational specifications based on the ISO 45001 standard. One example of these policies and specifications is the Cainiao Smart Logistics Network Limited Environment, Health, and Safety (EHS) Management Manual, released by Cainiao for logistics facilities. Across our various business areas, we provide appropriate organizational support to ensure that specific management requirements are effectively followed in three key aspects, including risk prevention, emergency management, and safety training.

Risk prevention

To prevent health and safety risks for employees in the settings of office campuses, logistics facilities, and data centers, we have established a process for identifying, tracking, and mitigating risks. For risk identification, we have leveraged the ISO 45001 standard and tools such as the job hazard analysis (JHA) to compile risk maps for all sites. We track the implementation of risk management measures through methods such as risk audits and internal workplace inspections. Additionally, we have established quantitative metrics tailored to site-specific management practices. As for risk remediation, we launch targeted improvement initiatives to address management deficiencies and potential risks identified during inspections.

Emergency management

In the field of emergency management, we have established policies and procedures, for example, the Security Emergency Operation Guide, to define clear operational guidelines that are intended to enhance our emergency response capabilities. On our office campuses, where most of our employees work, we regularly conduct emergency drills to verify whether relevant personnel are able to react efficiently across various scenarios based on organizational structures, assigned roles, risk levels, and emergency types. To address safety threats that unexpected incidents pose to our employees, we make constant efforts to strengthen our teams and facilities for emergency response. As of March 31, 2025, we had 208 automated external defibrillators (AEDs) on our campuses, registering a year-on-year growth of 33 units.

Safety training

To enhance safety awareness and response capabilities during safety incidents, we organize training activities tailored to the needs of various businesses and sites. In FY2025, we held 208 first aid training sessions to certify First-aid Responders, and these training sessions totaled 1,204 hours. As of March 31, 2025, we had trained a cumulative total of over 14,000 First-aid Responders.

Furthermore, our efforts to obtain certifications for occupational health and safety are ongoing. As of March 31, 2025, multiple campuses, logistics facilities, and data centers were already ISO 45001-certified.

List of ISO 45001-certified sites

Campuses	Xixi Campus Park A and Park C in Hangzhou	Cloud Valley Campus in Hangzhou	Alibaba Digital Ecosystem Innovation Park in Hangzhou
Data centers	Miaotan data center in Zhangbei, Zhangjiakou	Data center in the Linping Economic and Technological Development Zone, Hangzhou	Heyuan data center
Logistics facilities	Zhejiang Cainiao Supply Chain Management Co., Ltd. (including 28 warehousing sites)		

Caring for employees physically and mentally

We value the health of our employees and have established the iHealth Employee Health Management Program.

- When our employees, their parents, their relatives, or their friends have completed annual physical examinations, we arrange for medical professionals from physical examination centers to have their reports interpreted for them.
- We regularly organize activities aimed at ensuring the physical and mental health of our employees. Examples of these activities include quarterly week-long wellness events and monthly sessions designed to share knowledge on how to alleviate physical and mental stress.
- We organize special wellness activities tailored to the distinct seasonal changes of summer and winter. For the 24 solar terms on China's traditional calendar, we create wellness videos aligned with these seasonal periods of the year. These resources help employees develop a deeper understanding of health and get them involved in relevant learning activities.
- We have established wellness communities that provide employees with health tips, answers to health questions, access to all kinds of health resources, and more.
- We provide services such as professional health advice, guidelines for seeking medical assistance, and specialist referrals for employees suffering complex or critical diseases. Furthermore, we periodically organize wellness activities and health awareness events each year, for example, the Female Care Initiative, consultations offered by specialists from tertiary grade-A hospitals, health lectures, and free diagnosis.

As for mental health, we provide employees with a variety of free counseling options. They can make appointments through Ali Assistant and the 1818 hotline. Counseling may take various forms, such as phone calls, video conferences, and in-person sessions. Additionally, we host various mental health activities on our office campuses.

Alibaba Cloud has launched its Employee Wellbeing Program

Alibaba Cloud has launched its Employee Wellbeing Program (EWP) to provide mental health support for employees via various channels, such as mental health courses and offline awareness activities. In FY2025, it organized multiple offline mental health events that featured, among other things, meditation, aromatherapy, and impromptu psychological dramas. Furthermore, it incorporated the course Understanding and Responding to Emotions into the learning map for new employees, aiming to improve their mental resilience.

Dynamic working environments

Under the principles of green development, people-centric care, professionalism, and efficiency, we build bright, spacious, convenient working environments, along with handy amenities, comprehensive safety measures, and heart-warming, professional services. Constant efforts are made to optimize our physical and digital workspaces so that we can create good working environments for our employees.

In FY2025, our Xixi Campus Park C in Hangzhou obtained the WELL Gold certification.

Our main office campuses are equipped with a range of wellness amenities, including gyms, physical therapy rooms, and health centers, offering employees diverse services, such as exercise, stress reduction, and counseling.

To address issues that employees face in their work and life, we have established a service system. When they encounter any problem, they can seek assistance by calling the 1818 hotline or using the online service portal of Ali Assistant. In FY2025, Ali Assistant served over 10.17 million requests for assistance.

We care about how our employees feel in the workplace and whether the office environment is healthy enough. Therefore, we conduct satisfaction surveys across our workforce each quarter. In FY2025, our survey results showed that the satisfaction rate for Alibaba's office environment was 93.1%.

An inclusive workplace

In the planning, design, construction, and operation of our office campuses, we fully consider the diverse needs of our employees. One example of that is the provision of lounges for pregnant employees and lactation rooms for nursing employees. In compliance with the national Code for Accessibility Design, we have designed infrastructure like staircase ramps and accessible restrooms for employees and visitors with disabilities.



93.1%

satisfaction rate for Alibaba's office environment



Social

Providing Responsible Products for Consumers

Digitalization is profoundly reshaping how we consume and live. It is also opening up new possibilities for sustainable consumption. Consumer engagement and the long-term growth of our business are directly impacted by whether we can fully leverage digital, intelligent technologies to provide consumers with higher-quality, more efficient products and services, which constantly improve their experience.

This chapter

Providing Responsible Products for Consumers

Creating a good consumer experience

0.023%

The consumer complaint rate on the Taobao and Tmall platforms was 0.023%.

Building an inclusive, healthy digital life

Over 220,000

The Taobao app served over 220,000 visually impaired users.

Over 2.4 million

Youku had over 9,000 accessible video and audio episodes, which were played over 2.4 million times in FY2025.


世间许多美好
陪你快乐淘宝

Over 100 million

Amap's Wheelchair Navigation and Visually Impaired Navigation features helped plan a total of over 100 million accessible routes.

Over 51 million

The GreenNet Program automatically redirected over 51 million inappropriate searches to public awareness and educational pages.

Strategies and approaches

Alibaba's core strategy is "user-first."

Under this strategy, we leverage digital technological innovations and market mechanisms to build an ecosystem that fosters positive interaction among all stakeholders, including merchants and consumers. Our e-commerce platforms have established operational rules and mechanisms to regulate merchant behavior and created an efficient consumer feedback system to drive service improvements. Furthermore, we use digital technologies to constantly optimize the operational efficiency of our e-commerce platforms and merchants operating on them. These initiatives collectively form the core foundation for enhancing the quality of products and services.

We also care about accessibility, age-friendly adaptation, and the protection of minors. We are committed to ensuring that the benefits of technologies reach all consumers as we work with them to build a brighter digital future of consumption.


VALUE
BEYOND
PRICE
GLOBAL SHOPPING FESTIVAL 2024

Creating a good consumer experience

We optimize the quality of products and services to create a trustworthy shopping environment and a good consumer experience.

➤ Optimizing product quality
➤ Improving service quality

Optimizing product quality

In accordance with applicable laws and regulations, such as the E-commerce Law of the People's Republic of China and the Product Quality Law of the People's Republic of China, our e-commerce platforms work closely with merchants to ensure the quality and safety of products by taking measures such as merchant vetting, product qualification, and product quality monitoring.

Merchant vetting and product qualification

Our e-commerce platforms have established clear rules for managing merchants, outlining specific requirements for merchant credentials, product quality, and product listing. Following these rules, the platforms review merchant credentials and product information. Only upon successful review can merchants begin operating and their products be listed on our platforms.

Both the merchant management rules and the product quality standards are available in the Rules Centers of our platforms for merchants, consumers, and other stakeholders to view.

Taobao Rules Center ➤
Tmall Rules Center ➤
AliExpress Rules Center ➤

The platforms regularly communicate with merchants and provide them with updates on the latest requirements for product compliance, for example, through platform rule courses and rule explanations, ensuring that they understand the rules. For merchants serving overseas consumers, we provide them with guidance on product compliance rules in major countries and offer targeted courses.

Products sold by merchants must meet applicable quality standards, including but not limited to national laws, regulations, and standards as well as industry standards. Additionally, our platforms have established standards and specifications for product qualification based on the specific characteristics of products, such as the Taobao Food Category Management Specifications and the Tmall Management Regulations for Perishables.

As an effort to fully protect the right of consumers to know about products, our platforms require merchants to ensure that product descriptions are complete, consistent, and truthful.



Product quality information score

In FY2025, the Taobao and Tmall platforms introduced a product information quality score for listings, thereby establishing a standardized evaluation mechanism that encourages merchants to publish product information appropriately. This mechanism evaluates the completeness, accuracy, and compliance of product information. It provides merchants with clear guidelines that help them quickly identify and correct deficiencies in product information. Furthermore, the product information quality score, as an incentive tool, encourages merchants to provide richer product details, ultimately improving decision-making efficiency for consumers and fostering a more transparent, trustworthy environment for transactions on the platforms.

Product quality monitoring

Our e-commerce platforms monitor product quality primarily by using algorithmic models, supplemented by manual reviews. This process integrates consumer feedback and product characteristics. Spot checks are performed on high-risk products to verify their compliance with quality standards. To support the implementation of such spot checks, our platforms have published the Taobao Specifications for Product Quality Spot Checks and the Tmall General Code of Conduct for Product Quality Spot Checks. These documents guide our practices of conducting spot checks internally or commissioning third parties to do that.

The Taobao and Tmall platforms provide merchants with tools that help them monitor and improve product quality.

Product Quality Center

The Taobao and Tmall platforms have launched a digital management tool called the Product Quality Center. This tool intelligently analyzes feedback data from multiple sources, such as consumer reviews and inquiries, to identify, tag, and categorize potential product quality issues. This process generates descriptive quality labels, which present potential quality issues to merchants with an intuitive visual dashboard, enabling them to gain insights into quality and manage it effectively.

When a consumer on a platform requires after-sales service for a product that bears a quality label, the platform provides a service plan based on the nature of the quality issue and helps the consumer get a quick resolution. As of March 31, 2025, our platforms had over 1,800 quality labels.



Handling non-compliant products

When a product quality issue is identified through quality monitoring or a spot check, the platform takes a strict punitive measure against the product, such as delisting or removing it. Meanwhile, the merchant faces a penalty, which, depending on the severity of the product quality issue, could be restricted operations on the platform, liquidated damages, or online store closure. When a recall is triggered for a defective product[1] already sold to some consumers, the platform assists with the recall and prevents the continued sale of the defective product on the platform. If it is clear which merchants are selling a defective product, the platform immediately delists or removes the product, collaborates with merchants to develop a service plan, and offers it to consumers. If it is difficult to determine which merchants are selling a defective product, the platform sends messages via digital information channels to merchants in relevant categories, instructing them to perform self-checks. Meanwhile, a recall announcement is posted on the platform's official website or its internal merchant management system, prompting merchants to stop selling the product and launch a recall or help the manufacturer implement one.

1. Defective products include but are not limited to those that: (1) pose safety risks to the person or property of consumers; (2) fail to meet mandatory national requirements for product certification; or (3) do not have manufacturer information, production dates, and quality certificates.

Tmall Supermarket gives consumers peace of mind

Tmall Supermarket strives to offer a reliable shopping environment, giving consumers peace of mind. Its management structure includes a product quality management working group, which is primarily responsible for designing platform rules, vetting products as well as merchants, monitoring product quality, and more.

Supplier vetting and product qualification: Tmall Supermarket sets clear requirements for the qualifications of suppliers, products, and brands. It conducts reviews to ensure that suppliers and products comply with its qualification standards.

Quality management for stock-in, storage, and transportation: Tmall Supermarket has established a standardized stock-in inspection process. Before products are put into the inventory, risk points such as expiration dates and the existence of toxic or hazardous substances are inspected based on the characteristics of product categories. Suppliers are required to provide inspection results.

For warehousing, six temperature tiers are defined based on product characteristics and storage requirements, including deep-frozen, frozen, refrigerated, temperature-controlled or cool, constant-temperature, and ambient-temperature. This approach prevents temperatures from affecting product quality.

For transportation, Tmall Supermarket has established packaging requirements and transportation guidelines based on the specific characteristics of various products. These are formalized into implementable rules for product quality assurance during transportation. If products have specific requirements for storage temperatures, suitable packaging solutions are selected based on temperature zones along transportation routes to protect product quality. If products are soiled, damaged, or compromised in other ways during transportation, Tmall Supermarket negotiates compensation plans with consumers, offering options such as reshipping, exchanges, or returns.

Product quality monitoring: In addition to its regular internal inspections, Tmall Supermarket conducts unannounced inspections or commissions third parties to perform spot checks on suppliers on an ad hoc basis, depending on risk monitoring data and consumer feedback about products. These efforts ensure the quality and safety of products.

Handling non-compliant products: If a product already sold to some consumers is confirmed to have a quality issue in a spot check or after-sales follow-up, Tmall Supermarket imposes a penalty on the merchant, such as delisting the product or taking the merchant's store offline[2], in accordance with the Tmall Supermarket Policy on Product Quality Risk Grading & Penalties for Violations and the Tmall Supermarket General Guidelines for After-sale Service. Meanwhile, after-sales remedies are provided for consumers, such as returns and refunds. If a manufacturer recall is triggered or an internal assessment determines that a recall is necessary, Tmall Supermarket initiates the recall process in accordance with the Tmall Supermarket Policy on Tracing and Recalling Food Products and the Tmall Supermarket Policy on Tracing and Recalling Consumer Goods, aiming to mitigate potential risks posed by unsafe food and consumer products. In FY2025, Tmall Supermarket experienced no recall incidents.


天猫超市
天猫超市
天猫超市
TMALL MART
TMALL MART
ALL MART

2. Tmall Supermarket refers to its suppliers and third-party merchants collectively as "merchants."



Ele.me constantly works to build a food safety system

Under the strategy of "trustworthy ordering, on-time delivery", which was established in 2022, Ele.me has shaped its ESG philosophy, which can be summarized as trustworthy consumption, enjoyable experience, and heart-warming assistance.

Ele.me constantly improves its internal management initiatives, leveraging its platform advantages for collaboration with stakeholders such as merchants and consumers to raise food safety standards.

Merchant vetting

Based on laws and regulations such as the Food Safety Law of the People's Republic of China, the Law of the People's Republic of China on the Protection of Consumer Rights and Interests, and the Administrative Measures for the Supervision of Food Safety in Online Catering Services, Ele.me has formulated a set of food safety policies, such as the Ele.me Food Safety Management Specifications and the Food Safety Management Specifications for Food Delivery Services. All such policies can be viewed in Ele.me's Rules Center.

Regarding merchant vetting, Ele.me requires each merchant to have a bricks-and-mortar restaurant and ensure that its actual operating address is the same as the address on its business license as well as that on its food business permit. The merchant must not go beyond the business scope specified on its food business permit. If the merchant violates any applicable rule, Ele.me takes a punitive measure against it. Possible punitive measures include but are not limited to requesting rectification and taking the merchant's store offline.

We require merchants to ensure that, when they list products, product descriptions are truthful, accurate, and complete.

Management and monitoring of product quality

For merchant management, Ele.me strives to advance the "Internet + open kitchens" initiative. As part of this initiative, it constantly upgraded its AI-powered recognition technology in FY2025 to analyze food safety risks in merchant kitchens and effectively identify potential risks. Furthermore, Ele.me has added an interaction feature to its app, allowing consumers to view real-time operations in the kitchens of restaurants participating in the "Internet + open kitchens" initiative. There are buttons for consumers to give thumbs-up or report issues. This way, they get involved in public scrutiny and help enhance transparency for food safety.

During the delivery process, Ele.me requires delivery riders to properly wear uniforms, helmets, and other gear, ensuring a clean and tidy outfit. Ele.me also requires delivery riders to clean and disinfect their delivery boxes and bags, ensuring that these delivery tools are safe, harmless, neat, and clean.

Each year, Ele.me organizes spot checks on food products and audits restaurants offline on a regular or ad hoc basis.

To enhance food safety awareness among merchants and boost their capabilities in this regard, Ele.me offers a training program called E-food Worry-free, which provides 10 food safety courses.

Handling non-compliant products

When a product quality issue is identified through quality monitoring, a spot check, or some other method, Ele.me handles the product, for example, by delisting or removing it. A punitive measure is then taken against the merchant, such as issuing a warning, temporarily suspending its operations on the platform, or permanently closing its online store.

If a consumer discovers a food safety issue in a takeout that they have ordered, they can file a complaint through channels such as the customer service hotline and the online customer service system. If the complaint is for a severe food safety issue, Ele.me reaches out to the consumer by phone, offering after-sales service that includes a refund and a compensation, among other things. That is known as proactive after-sales service for food safety, which achieved a consumer satisfaction rate of 90.5% in FY2025.

Meanwhile, Ele.me has established an emergency response mechanism for food safety, with constant efforts made to improve its emergency response capabilities and build a systematic approach. This mechanism defines measures in multiple aspects, such as risk monitoring, early warnings, risk grading, handling procedures, and emergency response support. As required by the law, Ele.me cooperates with competent authorities such as market supervision administrations to handle emergencies properly based on specific circumstances.

Improving service quality

We make growing efforts to improve the core aspects of consumer experience. To that end, we strive to build a trustworthy, convenient shopping environment across the consumer journey, from pre-sales communication and in-sales support to after-sales service and other stages.

Pre-sales

Ensuring marketing compliance and creating a shopping environment driven by genuine information

Our e-commerce platforms operate in compliance with applicable laws and regulations of their operating locations, such as the Advertising Law of the People's Republic of China and the Measures on the Administration of Internet Advertising. To regulate advertising and marketing activities, we have established platform policies such as the Alimama[3] Compliant Marketing Policy, the Alimama Specifications for Managing Violations, and the Global AliExpress Seller Basic Rules (Violation and Penalty Rules).

Rule formulation and qualification management

Our e-commerce platforms have established clear rules that outline the requirements for the qualifications of merchants posting advertisements and the compliance of marketing content.

Before a merchant starts marketing its products on one of our e-commerce platforms, the platform conducts a compliance scan to review its qualifications and marketing content in accordance with applicable rules. To efficiently process the large volume of reviews without compromising risk control, we have established a layered review mode, which adopts different strategies based on an internal risk layering model and information such as historical risk samples. The strategies include automated machine reviews, manual reviews, and more.

Monitoring of marketing content

When a merchant has published some marketing content, the platform conducts real-time monitoring and screens for potentially non-compliant content. The platform's smart tool can quickly identify non-compliant content within text, images, short videos, and livestreams. If risks are detected, a handling procedure is initiated immediately. Meanwhile, a manual review is performed for secondary assessment and confirmation. For confirmed violations, the platform notifies the merchants involved and requests rectification.

Complaints and communication

Our e-commerce platforms provide convenient complaint and reporting channels to promptly receive and process user feedback about non-compliant advertisements. When a violation has been confirmed on a platform, the platform prioritizes protecting the rights and interests of the consumer via remedies such as a return or a compensation. The merchant and responsible person involved are subject to penalties and education. Additionally, we regularly review complaint data and summarize lessons learned. This process helps us constantly optimize management mechanisms and prevents the same or similar violations from recurring.

In-sales

Optimizing the review system and creating an open, transparent shopping environment

Our e-commerce platforms provide consumers with handy review tools. We take a comprehensive approach to analyzing consumer feedback and thereby building a review system for evaluating merchants and products, which provides support for decision-making on the part of consumers.

The Taobao platform evaluates the comprehensive service levels of merchants from three dimensions, including product quality, logistics speed, and service assurance, to generate store experience scores based on seven metrics, including product quality, handling time, shipping duration, refund speed, after-sales issue resolution, customer service response, and genuine reviews. Store experience scores are displayed on store homepages and product detail pages as numerical values on a five-point scale to help consumers learn about service quality in a more intuitive manner.

After-sales

Improving after-sales service and building a trustworthy shopping environment

After-sales service is crucial for service quality. The Taobao and Tmall platforms have released the Taobao Platform Dispute Resolution Rules to clarify procedures for resolving disputes between merchants and consumers. They have also released the Taobao Customer Service Specifications for Sellers and the Tmall Customer Service Specifications for Merchants to guide merchants in providing efficient, high-quality customer service. The platforms have developed a series of specific specifications, such as the Customer Service Specifications for Inquiries and the Customer Service Specifications for Complaints, intended to standardize customer service.

If a consumer is involved in an after-sales dispute requiring intervention from platform customer service or has a complaint to file against platform customer service, the consumer can submit their request or feedback through the service entry point of the platform involved. Then, the platform promptly responds to and processes it in accordance with service specifications. The consumer can track the whole process and express their degree of satisfaction with the result. We have established a standard for customer service quality on our platforms. Leveraging keyword recognition and smart algorithms, our platforms conduct spot checks on customer service processes. If an anomaly is spotted in a customer service process, another customer service agent is immediately assigned to intervene again, ensuring that the consumer's request or feedback is properly processed.

In FY2025, the consumer complaint rate on the Taobao and Tmall platforms was 0.023%.

3. Alimama matches the marketing needs of merchants on the Taobao and Tmall platforms with media resources owned by Alibaba and third parties. It is responsible for compliance reviews on these marketing needs.

Building an inclusive, healthy digital life

At Alibaba, we constantly enhance our products and service capabilities for the digital era. We are committed to fostering an inclusive, healthy environment for a digital life.

Barrier-free digital services

A wonderful digital life should leave no one behind. We integrate accessibility seamlessly into our products and services to realize our vision of giving everyone equal access to the conveniences of a digital life.

Over 100 million

Amap's Wheelchair Navigation and Visually Impaired Navigation features helped plan a total of over 100 million accessible routes.

Barrier-free consumption

To create a positive browsing and shopping experience for visually impaired users, we have developed an accessibility feature that converts text and images on the Taobao app into speech, with constant optimizations made to improve how these users access and interact with page content. In FY2025, this feature was continuously expanded to cover more pages and products. For example, Ali Xiaomi, Taobao's smart customer service agent, incorporated it and obtained the Information Accessibility Standard Compliance Certification. In the fiscal year, the Taobao app served over 220,000 visually impaired users.

Furthermore, Taobao has embedded accessibility issue detection into the front-end development process, shifting accessibility adaptation to earlier phases in the workflow. In FY2025, this measure detected a total of 207 instances of missing read-aloud text and focus dispersion, two common accessibility issues. AI-assisted technologies were leveraged to fix all of them efficiently.

The Taobao platform has established diverse channels for collecting user needs and a mechanism for continuously iterating products. The platform gathers feedback from individuals with disabilities through online user groups and offline activities, incorporating it into the process of optimizing product features. In FY2025, the Taobao platform received a total of 130 pieces of valid feedback on accessibility experience. The vast majority of the issues involved therein have been fixed, and efforts are being made to fix the rest.

The Ele.me app provides a screen reading feature for visually impaired users, allowing them to easily order food. As an effort to promote accessibility, Ele.me has worked with merchants to organize the Free Order Festival for Accessibility for three years in a row. This event offers eligible visually impaired users red envelope discounts on their food orders.

Barrier-free travel

In November 2022, Amap launched a Wheelchair Navigation feature, which excludes stairs and steep slopes from navigation to prioritize routes with accessible facilities, allowing wheelchair users to move around with ease. As of March 31, 2025, this feature was available in 69 cities. In July 2024, Amap launched a Visually Impaired Navigation feature, which provides audio narration during the navigation process, prioritizes routes with tactile pavements, and incorporates functions like intersection prompts and traffic light countdown reminders to help visually impaired individuals stay away from dangers on the road. In FY2025, these two features helped plan a total of over 100 million accessible routes.

Barrier-free entertainment

Youku provides accessible video and audio content for visually impaired individuals. As of March 31, 2025, it had over 9,000 accessible video and audio episodes, which were played over 2.4 million times in FY2025.

Youku has organized multiple accessible entertainment activities offline

In FY2025, Youku organized multiple accessible entertainment activities offline for visually impaired individuals. In September 2024, its Barrier-free Theater Rural Philanthropy Initiative brought accessible screenings to individuals with disabilities and the elderly in nearly 100 townships and rural areas. In October 2024, the Abing Cup Solo Playing Competition for Visually Impaired Instrumentalists attracted over 300 contestants to showcase their musical gifts. In December 2024, an accessible premiere was staged for Out of Order as a philanthropic effort, inviting the movie's creative team to interact with visually impaired viewers and discuss their impressions of the movie.

Barrier-free healthcare

Unlike sighted people, visually impaired individuals often lack convenient access to medical services at hospitals. Furthermore, in their daily lives, they have difficulty noticing physical symptoms in time, much less seeking medical intervention. In December 2024, Alibaba Health and Alibaba Philanthropy joined hands with the China Association of Persons with Visual Disabilities, Ciming Checkup, and other partners to launch a philanthropic program called Checkups for the Visually Impaired. This program aims to help visually impaired individuals better address their health challenges. As of March 31, 2025, it had provided free, customized physical examinations for over 450 visually impaired individuals, covering tests for blood lipids, tumor screening, and more.

Methylmalonic acidemia and propionic acidemia are rare diseases. Children with these diseases, nicknamed "lemon babies," survive on formulas for special medical purposes (FSMPs). The supply of FSMPs is limited worldwide, and there were previously no domestically made products of this category in China. As a result, affected families in China often had to buy from overseas at high costs, and supply could run out anytime. In September 2023, Alibaba Philanthropy and Alibaba Health, in collaboration with some charitable organizations, launched the Lemon Baby Care Initiative. The initiative features a demand-driven supply model and mobilizes socially responsible companies to ensure a stable supply of FSMPs. As of March 31, 2025, we had invested a cumulative total of more than RMB7.4 million, providing a cumulative total of 592 lemon babies with foods for special medical purposes, diagnosis and treatment assistance, and multidisciplinary support. The initiative has received multiple honors, for example, the title of "Innovative Practice for Healthy China 2024" from People's Daily Online and the Health Philanthropy and ESG Innovation Prize in the 5th CHIP Awards.


"一切只为你"
SING FOR RARE
2025罕见病公益音乐会

Age-friendly digital services

With an understanding of the real needs in the lives of the elderly, we constantly work to provide them with considerate, convenient, and efficient digital services through age-friendly adaptation.

Taobao's age-friendly adaptation

In 2022, the Taobao app started its age-friendly adaptation and launched a senior mode. This mode provides simplified information and enlarged fonts for improved readability, together with features like a voice assistant, to address key challenges confronting elderly users, such as difficulty in browsing and searching for products.


淘宝
Taobao
长辈模式

Ele.me constantly expands its Elderly Meal Assistance e-Program

The elderly often experience mobility challenges, and food delivery for them could be inefficient. To address this issue and thereby improve the quality of home-based care for them, Ele.me collaborates with local authorities to provide a professional delivery service for government-operated community cafeterias in an initiative known as the Elderly Meal Assistance e-Program. As of March 31, 2025, this program had been launched in six cities, engaging local civil affairs authorities in collaborative efforts to deliver meals to the elderly.


205

Protection of minors

To create a safe, healthy online environment for minors, the Taobao and Tmall platforms make consistent efforts to optimize their mechanisms for protecting minors and safeguarding their healthy growth, in accordance with the provisions of applicable laws and regulations, such as the Law of the People's Republic of China on the Protection of Minors and the Regulations on the Protection of Minors Online.

The Taobao platform launched a minor mode in 2023. This mode provides appropriate high-quality content for minors, filters out products unsuitable for them to view or purchase, and disables services such as livestream tipping and top-up payments. It also offers features such as time management and permissions control to guardians. In this minor mode, the private messaging function is disabled for strangers by default, and minors are provided with convenient options for blocking strangers or specific users.

The Taobao and Tmall platforms have incorporated the protection of minors into the management of products, information, and marketing activities. For rule formulation and product qualification, the platforms have established clear standards for identifying products and information harmful to the physical and mental health of minors. They conduct strict content reviews to block such products and information at the source. For the monitoring phase, the platforms have set up a professional product review team that uses a combination of intelligent algorithms and manual checks to conduct 24-hour monitoring on content such as product descriptions, images, and videos accessible to minors. This effort ensures that minors are not exposed to harmful content when browsing and purchasing products. Furthermore, the platforms have launched a dedicated reporting section for the protection of minors, with a convenient link to it on the product page. Users are encouraged to report inappropriate content potentially harmful to minors, and a review team handles non-compliant content upon receiving a report.

Furthermore, Alibaba explicitly stipulates that the personal information of minors under the age of 14 must be managed as sensitive information. Consequently, operations such as collecting, storing, and using such information must all comply with specific requirements. For example, in scenarios where the personal information of a minor has to be collected, their guardians must be separately informed of the specific purpose, and their consent must be obtained. Practices such as targeting minors with automated decision-making methods for marketing purposes are forbidden.



GreenNet Program

The Internet is beset with inappropriate searches that involve pornography, gambling, drug abuse, wildlife trading, items for suicide or depression-associated self-harm, and transactions related to addictive games, among other things. We are obliged to ensure that transactions on our e-commerce platforms are not abused and that inappropriate searches are diverted to positive content.

In 2020, the Taobao platform launched the GreenNet Program to systematically address inappropriate searches on the platform. By combining technical means with philanthropy, it advocates for scientific, safe, healthy, civilized, and environment-friendly consumption. The program focuses on safeguarding health, conserving wildlife, protecting minors, maintaining public safety, and securing personal information. In FY2025, over 51 million inappropriate searches were automatically redirected to public awareness and educational pages, effectively guiding user behavior.

The GreenNet Program offers special interventions for Taobao's minor mode, further expanding the scope of prohibited search keywords to cover tobacco, gambling, and items for suicide or depression-associated self-harm, among others. Inappropriate searches suspected of originating from minors are redirected to public awareness and educational pages, urging them to participate in philanthropic activities.



Social

Building Digital Intelligent Platforms for Enterprise Customers

Enterprises, consumers, and platforms form an interdependent and co-evolving ecosystem. The rapid advancement of digital technologies and breakthroughs in AI are driving an unprecedented industrial transformation, profoundly reshaping lifestyles, and continuously revolutionizing business models. Alibaba's mission is to make it easy to do business anywhere, and enterprises have always been among our key customers. It is our responsibility to invest heavily in technological innovations, integrate digital technologies and AI deeply with the real economy, and drive safer, more open, more intelligent industrial upgrades. This approach helps our enterprise customers achieve sustainable development.

This chapter

Building Digital Intelligent Platforms for Enterprise Customers

Developing responsible technologies

Around 21,000
The number of patents granted to us was around 21,000 worldwide.

Ranked third globally
Alibaba's contributions to notable AI models ranked third globally in 2024.

Over 100,000
The cumulative total number of models derived from the Qwen family exceeded 100,000 on Hugging Face.

Over 52,000
The ModelScope community, our open-source platform, hosted over 52,000 open-source models available for developers to download and use.

Over 1.77 million
As a result of our efforts to provide micro-, small, and medium-sized enterprises (MSMEs) with various AI tools, the number of monthly active enterprises and organizations using AI on the DingTalk platform exceeded 1.77 million.

Over 80%
The ISO 9001 Quality Management System certification covered more than 80% of Alibaba Cloud's public cloud products.

Building a healthy, sustainable e-commerce community

Over 1.37 million
The total volume of IP protected by the Taobao and Tmall Group Intellectual Property Protection Platform exceeded 1.37 million IP rights.

Over 770,000
The total volume of IP protected by the Alibaba International Digital Commerce Group Intellectual Property Protection Platform exceeded 770,000 IP rights.

94%
94% of active merchants on Taobao and Tmall were micro-, small, and medium-sized merchants.

Over 310,000
The number of stores opened by factories in industrial clusters exceeded 310,000 on 1688.com.

Over 240,000
On Alibaba.com, over 240,000 sellers worldwide served over 49 million buyers from more than 190 countries and regions.

Strategies and approaches

Digital platforms should operate with a commitment to innovation, openness, reliability, trustworthiness, and sustainability so that they can create constant business value for customers.

We prioritize innovation. For one thing, we constantly increase our investments in R&D to advance core technologies such as cloud computing and AI. For another, we strive to build a robust IP protection system that genuinely safeguards the innovation achievements of merchants on our platforms and maintains a healthy innovation ecosystem.

Openness is a fundamental characteristic of both the platform economy and technologies. Featuring broad connectivity and low barriers to entry, a diverse, open platform ecosystem enables more efficient resource allocation and value creation. We always collaborate with merchants on our platforms to serve the vast consumer market. It is this deep engagement from merchants that has shaped Alibaba into the company beloved by customers today. The advancement of technologies is characterized by strong network effects and decentralization. Technological breakthroughs are not achieved by any single entity or individual. Instead, technologies evolve continuously through a distributed network fostering broad participation and cross-disciplinary collaboration. In the AI era, we are convinced that open-source technologies and open-tech ecosystems enhance innovation efficiency and accelerate the intelligent transformation of society.

As we strive to create a reliable, trustworthy technological and business environment, we are committed to building dependable platforms, offering every participant in the ecosystem a stable, secure space for growth.


通义 Motion Avatar
TONGYI Motion Avatar

Developing responsible technologies

Technologies have always been a cornerstone of Alibaba. Our pursuit of technological advancements is unwavering. We firmly believe that the purpose of developing advanced technologies is to take on greater responsibility and create more significant value.

Driving technological innovations

We are committed to R&D and encourage innovations. As of March 31, 2025, we had been granted around 21,000 patents worldwide.

Alibaba Cloud has been listed in multiple ratings as a preferred cloud service provider of public cloud products. It was named a Leader in the 2024 Gartner® Magic Quadrant ™ for both Cloud Database Management Systems and Container Management as the only Chinese company consecutively[1]. In the Forrester Wave ™ : Public Cloud Platforms Q4 2024 report, Alibaba Cloud was the only Chinese company included in the Leaders quadrant.

In the field of large AI model development, Qwen has achieved excellent results in multiple evaluations. In February 2025, its Qwen2.5-Max model ranked among the top 10 on the comprehensive leaderboard of Chatbot Arena's evaluation, securing the top spot for mathematical and programming capabilities. In March 2025, Qwen's QwQ-32B inference model demonstrated exceptional performance in globally recognized benchmark tests.

In April 2025, we launched the Qwen3 series, which includes new-generation hybrid inference models. This series integrates fast, concise responses and deeper chain-of-thought reasoning capabilities into each single model. It provides a full range of model sizes, including two Mixture of Experts (MoE) models and six dense models. Its flagship MoE model, Qwen3-235B-A22B, has 235 billion parameters, but only 22 billion of them are activated. This model has achieved high efficiency and world-leading performance in benchmark tests for code generation, mathematics, general reasoning, and more. The small models in this series, including the dense models and the lightweight MoE model Qwen3-30B-A3B, are designed for easy adoption by developers and enterprises, offering strong performance at a lower cost. The 2025 AI Index Report, released by the Stanford Institute for Human-Centered Artificial Intelligence in April 2025, shows that Alibaba's contributions to important AI models ranked third globally in 2024.

At the 2024 World Internet Conference Wuzhen Summit, the Tongyi open-source large model was recognized as one of the

Top 10 Typical Cases of Innovative Development among China's Internet Companies in 2024

Innovative cooperation on AI

Alibaba undertakes in-depth collaborations with universities and academic institutions worldwide to accelerate technological innovations. In May 2024, we worked with the School of Electronic Information and Electrical Engineering at Shanghai Jiaotong University to establish a joint laboratory for AI and systems. In September 2024, we joined hands with Nanyang Technological University, Singapore, to launch the Alibaba-NTU Global e-Sustainability CorpLab, which would conduct research on AI applications in areas such as green cloud computing, efficient algorithms, and sustainable consumption while also nurturing interdisciplinary talents equipped with both digital capabilities and a vision for sustainable development. In November 2024, we partnered with the Hong Kong University of Science and Technology to establish the HKUST-Alibaba Joint Laboratory on Big Data and Artificial Intelligence, which would facilitate collaborative research on emerging technologies such as AI and big data.

1. Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. GARTNER and MAGIC QUADRANT are registered trademarks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved.

Promoting open technologies

We are staunch believers and advocates of open-source technologies and open-tech ecosystems. Alibaba Cloud is committed to becoming the most open cloud computing business in the AI era. We champion the open-sourcing of technologies to build a thriving ecosystem and create more possibilities for more people.

We contribute to open source primarily in the fields of AI, cloud-native applications, big data, databases, and operating systems. For these fields, we have launched multiple open-source projects. In FY2025, we strove to advance the development of AI technologies and expand our open-source plan.

As of March 31, 2025, Qwen had open-sourced a range of models, including language models, multi-modal models, mathematical models, and coding models, with support for 29 languages. By that date, the Hugging Face platform had hosted a cumulative total of more than 100,000 models derived from Qwen models. We believe that the Qwen series has become the AI model family with the most derivative models worldwide.

We make active efforts to build a model ecosystem that drives the open development of AI. In 2022, we joined hands with the Opensource Development Committee of the Chinese Computer Society to launch ModelScope, an AI model community. In this community, model makers upload models, and developers or enterprises can freely download these models for secondary development. As of March 31, 2025, the community hosted over 52,000 open-source models for developers to use.

Over 100,000
Cumulative total number of models derived from the Qwen family on Hugging Face

Over 52,000
Open-source models available for developers to download and use in the ModelScope community, our open-source platform


开放 开源 创造
通义
企业拥抱AI时代首选
Kimi
JETBRAINS
百川智能

Developing reliable, trustworthy cloud computing products

To effectively serve customers, technologies must first gain trust and support from all stakeholders.

Focusing on product quality

Based on applicable laws and regulations, such as the Law of the People's Republic of China on Work Safety, Cloud Intelligence Group has released specifications and policies for the quality management of cloud products, for example, the Cloud Intelligence Group Stability Management Policy, the Alibaba Cloud Process and Specifications for Launching Products, and the Alibaba Cloud Process and Specifications for Discontinuing Products.

As of March 31, 2025, the ISO 9001 Quality Management System certification covered more than 80% of Alibaba Cloud's public cloud products[2].

Management structure

Alibaba Cloud has built a multi-team collaborative organizational structure for product quality management. The product management department develops standards for product lifecycle management. The stability team formulates standards and specifications for stability and oversees their implementation. The R&D management team designs, develops, and tests product features. The customer service team collects customer feedback on product quality.

2. This figure covers public cloud products that were still commercially available on March 31, 2025.

Product quality management

Alibaba Cloud always puts customer needs first and strives to offer customers stable, reliable services, with continuous improvements made to the product quality management system throughout the entire product lifecycle, from launch to in-service management, changes, and discontinuation.

Product launch

Requirement analysis and design phases

Alibaba Cloud develops product requirement documents based on a deep understanding of customer needs. A technical architecture review is incorporated at the beginning of product planning and design to ensure that new products do not have any technical architecture conflicts with existing ones. This review typically focuses on consistency and availability, covering overall architecture dependencies and high-availability designs to avoid single-point failures as well as the stability and sustained availability of features.

Development and testing phases

Alibaba Cloud combines automated and manual testing to ensure that standards for quality management are met. Automated unit tests (UTs) and integration tests (ITs) help verify the quality of code and inter-modular interaction as well as compliance with system compatibility requirements. End-to-end functional and regression tests check whether features align with design requirements and maintain forward compatibility. User acceptance tests (UATs) focus on practicality and ease of use from the user's perspective.

Pre-launch review

Before a product is launched, Alibaba Cloud performs a preliminary review, an invited beta test, a public beta test, and a final review. In the preliminary review, the product manager, the product management department, and a specialized functional team assess whether the product meets the go-to-market requirements. During the invited beta test, Alibaba Cloud visits customer sites to garner feedback. The public beta test involves putting the product to the test of the market. The final review mainly involves efforts to verify multiple product capabilities, covering the technical architecture, security, compliance, stability, and fault alert mechanisms. At this time, Alibaba Cloud also measures product specifications regarding availability, stability, and security. When the final review is passed, the product's service level agreement (SLA) becomes part of the commitment to customers.

In-service management

After the product is launched, Alibaba Cloud continuously monitors its operational metrics. When a metric goes beyond a predefined threshold, an alert is triggered, followed by an automated or manual process to pinpoint the root cause. Meanwhile, emergency recovery measures are taken. Alibaba Cloud has established a layered emergency response mechanism that leverages an automated platform to accelerate troubleshooting and recovery, with a focus on service stability and efficient emergency response.

Product feature changes

Any feature change for a product already launched must be registered in the change management system and follow the change process. An assessment is conducted to determine if the feature change has an impact on customers. If it does, Alibaba notifies customers before it is implemented, informing customers about potential risks and providing remedies.

Product discontinuation

Alibaba Cloud appreciates the importance of a standardized process for product discontinuation and a corresponding mechanism for communicating with customers. Before a product is discontinued, it posts a discontinuation announcement on the product's official website, telling customers what product will be discontinued at what time and what impact that will have. Customers are also reminded to back up their data. The product discontinuation process is executed in multiple phases defined by the End of Marketing (EOM), the End of Full Support (EOFS), and the End of Service (EOS). The EOM is when new purchases stop being accepted, the EOFS is when renewals and updates stop being available, and the EOS is when the service is ended. This approach minimizes the impact of product discontinuation on customers.

Risk prevention and remediation

Alibaba Cloud performs fault injection tests, which involve intentionally introducing simulated failures, such as network disconnections or system crashes, to verify the effectiveness of the system's monitoring and alerting mechanism as well as its automatic recovery function. Regular stress tests are also conducted to check whether the system operates normally under expected loads and validate the effectiveness of auto-scaling, traffic limiting, and degradation policies. This approach helps ensure system stability even during peak periods and ensures quick responses to anomalies.

Alibaba Cloud takes a proactive approach to risk management and regularly checks its systems for potential risk factors, such as single-point failures, cross-regional communication issues, and the use of specifications or versions that have latent problems.

Furthermore, Alibaba Cloud conducts in-depth failure analyses on past incidents to identify underlying risks and develop preventive measures.

Training

Alibaba Cloud prioritizes improving quality management awareness among employees. It offers a targeted training program to employees engaged in products, technologies, and operation and maintenance (O&M) since their work is closely related to stability. This program consists of 11 courses, such as An Introduction to Alibaba Cloud's Stability Assurance System, The Organizational Structure for Production Safety in System Operations, and Emergency Response & Definitions for Failure Levels. In FY2025, over 10,000 employees were trained in this program. For certain positions, Alibaba Cloud has integrated product management courses into new employee training. In FY2025, the business organized 32 training sessions on product management for new employees.


计算，为了无法计算的价值
COMPUTING FOR THE VALUE BEYOND COMPUTATION

Over **10,000**
employees of Alibaba Cloud received stability training

Improving customer service experience

Alibaba Cloud has formulated documents such as the Alibaba Cloud Product Service Agreement and the Alibaba Cloud User Agreement. These documents are publicly available on its official website, defining the content of customer service in an open, transparent manner. This approach effectively safeguards customer rights, including the right to know, the right to choose, and privacy rights. Meanwhile, Alibaba Cloud has established internal policies such as the Alibaba Cloud Quality Standard for the After-sales Service Team and the Alibaba Cloud Policy on Disciplinary Actions for Violations on the After-sales Service Team to define clear working standards and guidelines for customer service staff, enhancing after-sales service experience for customers.



Management structure

Alibaba Cloud has set up a customer service team to process customer requests received via multiple channels such as hotlines and DingTalk. A team of senior technical experts has been established to address technical issues raised by customers. For particularly complex issues, Alibaba Cloud has dedicated VIP support in technical domains to provide professional solutions.

Channels for customer inquiries and feedback

Alibaba Cloud takes customer inquiries seriously and responds promptly.

Alibaba Cloud provides customers with 24/7 support through multiple channels, such as online chats, phone calls, and DingTalk. Furthermore, Alibaba Cloud has introduced an intelligent Q&A system and an automated diagnostic tool to provide customers with handy self-service options. If these self-service options are insufficient, customers can switch to live agents. Alibaba Cloud has also implemented an intelligent assistance system for the working platform of the customer service team. This system helps the customer service team quickly analyze customer inquiries and provides suggestions on step-by-step troubleshooting, thereby improving efficiency in resolving issues.

Alibaba Cloud has launched the Connect platform on its official website to collect customer suggestions on products, services, its official website, and more. These suggestions are reviewed so that decisions can be made as to whether to accept them. Customers can easily track the status of their suggestions on the platform. The status of a suggestion is displayed as "Pre acceptable", "Adopted", or "Realized"[3]. Rewards are given to customers whose suggestions have been accepted. This mechanism incentivizes customers to provide feedback.

In FY2025, Alibaba Cloud received 14,437 complaints from customers[4].

Tracking and evaluating service quality

To further improve customer service quality, Alibaba Cloud combines intelligent quality inspections and manual spot checks. If any issue is detected in this process, an improvement checklist is pushed to the customer service agents involved, driving the implementation of necessary changes for better service quality. Based on the Alibaba Cloud After-sales Service Team Quality Standard, after-sales service agents are rated from multiple dimensions, such as compliance with procedures, service awareness, and service capabilities. The results of this rating are used to develop targeted improvement plans for them, with implementation closely monitored to ensure the continuous enhancement of service performance.

Alibaba Cloud highly values customer feedback. It leverages Net Promoter Score (NPS) surveys to proactively collect customer feedback regarding their experience in various aspects, such as pre-sales communication, procedures, products, delivery, and after-sales service. For low-scored items, Alibaba Cloud conducts an in-depth analysis and communicates with customers to uncover the specific underlying causes. Information gathered through this process is used as a crucial basis for continuous improvements to products and services, driving the optimization of products and customer experience.

3. "Realized" means that a product improvement has been made based on the suggestion.
4. This metric encompasses customer complaints received by Alibaba Cloud for its China-region business operations.

DingTalk empowers the digital, intelligent transformation of office collaboration and enterprise management

DingTalk is a leading intelligent platform in China for office collaboration and enterprise management. It provides companies and organizations with new ways to work, share, and collaborate. DingTalk has a full set of solutions for enterprise collaboration, covering real-time communication and organizational management. It comes with a variety of online collaboration tools for office automation (OA), human resources management, cloud documentation, and more.

On the DingTalk platform, enterprises have easy access to a wide range of applications, including those from third-party service providers. Additionally, DingTalk has a low-code development platform to enable enterprises to develop customized solutions in a more convenient, cost-effective manner. As of March 31, 2025, a cumulative total of over 11 million low-code applications had been developed via the DingTalk platform.

In FY2025, DingTalk, leveraging Alibaba's Qwen large model series, launched a comprehensive lineup of AI products and AI agents to help enterprises efficiently deploy AI applications. Furthermore, it partnered with other model providers such as MiniMax, Moonshot AI, Zhipu, OrionStar, and 01.AI to offer enterprise customers tools for their intelligent transformation. As of March 31, 2025, a cumulative total of over 5.7 million enterprises and organizations had used AI on the DingTalk platform. In FY2025, monthly active enterprise and organizational users of AI numbered more than 1.77 million.

Over 5.7 million
Cumulative number of enterprises and organizations using AI on the DingTalk platform

Over 1.77 million
Number of monthly active enterprises and organizations using AI on the DingTalk platform


钉钉
钉钉
COLATE
HERSHEY'S
COME INSIDE!

Building healthy, sustainable e-commerce platforms

Our e-commerce business serves as a testing ground and application environment for technologies. As a platform company, we are committed to integrating technologies with business, ensuring that technologies serve business needs and benefit a wider range of enterprises. Meanwhile, we are committed to fostering a fair, supportive operating environment where all types of merchants enjoy equal access to opportunities for development and room for growth.

Providing digital, intelligent business capabilities

Various types of merchants choose Taobao and Tmall not only for the massive user base on these platforms but also for their consumer insights and empowering technologies. Taobao and Tmall constantly drive a digital transformation of business by helping merchants digitalize their operations, enhance consumer interaction, increase consumer retention, boost brand recognition, foster product innovations, optimize supply chain management, and improve operational efficiency. Taobao and Tmall also offer one-stop brand marketing solutions, assisting merchants in acquiring consumers efficiently, promoting new products, and increasing conversion rates. In FY2025, we launched Quanzhantui, an AI-driven, uni-marketing tool. It features intelligent bidding, smart targeting, and a visual data dashboard, which improve marketing efficiency to create value for merchants.

Yingshangbao, a business risk solution

Yingshangbao is a one-stop business risk solution available free of charge to merchants on Taobao and Tmall. It helps merchants operate compliantly and mitigate business risks appropriately.

Yingshangbao allows merchants to perform compliance self-checks on products. In FY2025, 42 million such self-checks were performed. Furthermore, Yingshangbao has risk identification capabilities. When it detects potential compliance risks, it alerts merchants and suggests necessary changes. In FY2025, it helped 2.08 million merchants avert violations via proactive alerts and other mechanisms.

Yingshangbao also helps merchants mitigate some business risks. For example, by offering exemptions from delayed shipping penalties, it shields merchants from risks associated with certain malicious behavior. In FY2025, its tool for fighting malicious behavior fended off 16.1 million attacks.


Yingshangbao
Risk prevention and control for transactions
Risk prevention and control for products
Risk prevention and control for reviews
Administrative and legal risks
Risk prevention and control for stores

Building an open, fair operating environment

We are committed to fostering an open, fair market environment. Our e-commerce platforms provide public access to service agreements and transaction rules, which can be easily read and downloaded by merchants.

Taobao and Tmall Group has formulated the Taobao and Tmall Group Competition Compliance Management Regulation to clarify its principles and requirements for the prevention of monopoly and unfair competition. It periodically monitors for updates to competition compliance requirements in the external environment, such as those set forth in policies, laws, and regulations. Provisions in its internal management system are assessed in the context of these updates and, when necessary, adjusted accordingly.

Taobao and Tmall Group has established a comprehensive risk management process for competition compliance. This process includes a compliance review prior to launching business activities, which can only proceed after passing this review. During business activities, algorithmic models are deployed to scan for competition compliance risks. Suspected risk incidents are directly notified to the legal team, which then gets involved in risk assessments. When necessary, that is followed by appropriate measures and adjustments. In the event of a confirmed risk incident, a working group is formed to initiate an investigation and take proper actions. Afterwards, the working group conducts an in-depth ex post analysis of the risk incident's root cause and requires relevant departments to set up a preventive mechanism that strengthens risk control at the source and precludes risk incidents of the same type in the future.

Taobao and Tmall Group has established internal and external reporting channels. Merchants can use Yingshangbao to provide feedback and submit complaints about antitrust issues and unfair competition. Furthermore, it has announced public email addresses on the official websites of Taobao and Tmall to receive complaints from various stakeholders.

Taobao and Tmall Group places an emphasis on enhancing awareness about competition compliance. In FY2025, it organized a variety of exams and training for employees, such as competition compliance exams, in-person training, and livestreamed training.

Email for receiving unfair competition complaints on Taobao: Taobao-tousu@Alibaba-inc.com

Email for receiving unfair competition complaints on Tmall: Tmall-tousu@Alibaba-inc.com

Protecting IP and safeguarding innovations

Protection for IP is protection for innovations. Taobao and Tmall Group and Alibaba International Digital Commerce Group have both established dedicated IP teams to safeguard the legitimate rights and interests of IP owners as part of an effort to maintain a healthy business environment for e-commerce.

Building an IP protection system

Our e-commerce platforms have established clear policies for merchant management, such as the Taobao Specifications for Marketplace Management and Violation Handling, the Tmall Marketplace Management Specifications, and the Intellectual Property Rights (IPR) Protection Policy. These policies explicitly require merchants not to infringe upon IP rights. They also outline the actions taken by our platforms against information or products implicated in infringements, such as removal, delisting, and deletion.

Taobao and Tmall Group and Alibaba International Digital Commerce Group both provide IP owners with complaint platforms, known as the Taobao and Tmall Group Intellectual Property Protection Platform and the Alibaba International Digital Commerce Group Intellectual Property Protection Platform. These platforms offer protection for trademark rights, copyrights, and patent rights. Their functions include receiving complaints, processing appeals, notifying all parties involved, and more.

As of March 31, 2025, about 780,000 IP owners had registered on the Taobao and Tmall Group Intellectual Property Protection Platform[5], which had protected over 1.37 million IP rights[6].

As of March 31, 2025, over 210,000 IP owners had registered on the Alibaba International Digital Commerce Group Intellectual Property Protection Platform[7], which had protected over 770,000 IP rights from 118 countries and regions[6].

Furthermore, Taobao and Tmall Group and Alibaba International Digital Commerce Group leverage infringement characteristics provided by brand owners, along with algorithms, models, and past infringement cases, to constantly enhance their proactive detection and mitigation capabilities, thereby reducing the number of infringing products and the occurrence of infringements.

Alibaba Original Design Protection Platform

The Alibaba Original Design Protection Platform supports registration and rights protection for original content first published by merchants on the Taobao and Tmall platforms, such as images, short videos, and creative designs. On these platforms, original images and short videos can be "stamped" using the digital watermarking technology. When an infringement occurs, a single click is all the merchant needs to do to protect their own rights.

As of March 31, 2025, the Alibaba Original Design Protection Platform had protected a cumulative total of over 890 million images[8], over 150 million short videos, and over 930,000 design manuscripts[9]. As of March 31, 2025, the platform had protected original works created by a cumulative total of over 960,000 merchants, covering various forms of content, such as images, short videos, and design manuscripts.

Enhancing compliance awareness

Training and tutoring are important ways to prevent IP infringements. The Taobao and Tmall platforms use content formats such as text, images, short videos, and livestreams to spread the philosophy of compliant business operations among merchants, nurture an atmosphere of innovation, and steer merchants towards respecting and protecting IP. In FY2025, the Taobao and Tmall platforms focused on educating merchants about the Taobao and Tmall Group Intellectual Property Protection Platform, common infringement scenarios, and appropriate responses to infringement complaints.

Alibaba International Digital Commerce Group provides training for merchants and their workers. In FY2025, it regularly held training sessions such as Rule Briefings and Rule Courses.

5. This figure is based on the number of accounts that filed complaints on the Taobao and Tmall Group Intellectual Property Protection Platform.
6. This figure covers IP rights that were valid as of March 31, 2025.
7. This figure is based on the number of IP owner names.
8. The statistical method for this fiscal year differs from that for the previous fiscal year due to the discontinuation of a tool on the Alibaba Original Design Protection Platform. The count for FY2025 excludes the images protected by that tool.
9. Statistics for design manuscripts include data only from Taobao and Tmall, while statistics for images and short videos include data from Taobao, Tmall, and 1688.com.

Driving multi-stakeholder co-governance

The Alibaba Anti-Counterfeiting Alliance (AACA), founded in 2017, is dedicated to addressing and resolving key IP issues by uniting multiple stakeholders under a collaborative and dialogue-based approach. The alliance aims to combat counterfeiting and enhance IP protection by leveraging Alibaba's technologies, IP owners' brand knowledge, and industry characteristics. As of March 31, 2025, a cumulative total of over 1,200 brands had joined the alliance.

In 2020, the AACA launched the IP Eagle Awards, presented to highlight the best collaborative practices. The 2024 AACA Conference & IP Eagle Award Ceremony took place in Guangzhou in December 2024. Furthermore, we have been running the Pop-up Museum Project and the short video series What Mengmeng Would Evaluate Today to raise awareness among consumers, urging them to respect IP and encouraging them to innovate.

Alibaba International Digital Commerce Group has established diverse partnerships with IP-related agencies and organizations, such as the International AntiCounterfeiting Coalition (IACC) and the Korea Intellectual Property Protection Agency (KOIPA), to drive joint efforts for IP protection. In May 2024, AliExpress and KOIPA signed a memorandum of understanding to enhance communication and cooperation in the field of IP protection. Furthermore, AliExpress has joined the Korean Anti-Counterfeiting Council, operated by KOIPA and the Korean Intellectual Property Office (KIPO). AliExpress actively participates in their enforcement initiatives.

Building a diverse e-commerce community

A vast consumer base engages with our platforms daily, purchasing and using a wide array of products and services. Therefore, we need a diverse merchant base on our platforms.

Supporting diverse merchants

We consistently attract and encourage diverse groups of people to explore business opportunities on our platforms.

Taobao, billed as the "universal Taobao", attracts a diverse range of entrepreneurs, particularly MSME owners. In FY2025, 94% of annual active merchants on Taobao and Tmall were micro-, small, and medium-sized merchants. Tmall is committed to meeting consumer demand for quality products and a high-quality shopping experience. It has become a preferred partner for both international and domestic brands. The vast majority of leading international brands operating in China have established a presence on the Tmall platform. In FY2025, Taobao and Tmall launched several special initiatives to support new merchants, offering targeted training, traffic incentives, and other services. In the fiscal year, about 2.78 million new stores were opened on Taobao and Tmall platforms.

In multiple regions worldwide, Tmall Global hosts merchant recruitment events and runs special operational programs for new merchants. These efforts aim to attract and help merchants worldwide to connect with China's consumer market.

Alibaba.com is our integrated international online wholesale marketplace, helping enterprises sell their products across borders. In FY2025, over 240,000 sellers worldwide used Alibaba.com to reach over 49 million buyers from over 190 countries and regions.

1688.com, our integrated domestic wholesale marketplace in China, is dedicated to helping merchants in industrial clusters better connect with markets. In FY2025, it provided these merchants with diverse operating models and digital tools driving their intelligent transformation. As of March 31, 2025, over 310,000 factories in industrial clusters had opened stores on 1688.com.

Driving the sales of products derived from intangible cultural heritages

To help more products derived from intangible cultural heritages reach consumers, Taobao and Tmall constantly increase the exposure of these products through Taobao's dedicated channel for craftsmen and regular online marketing activities. Furthermore, these two platforms provide free training resources for online operations, enabling practitioners of intangible cultural heritages to learn e-commerce operating skills and enhance their e-commerce capabilities.


淘宝 | 中国宝贝

Helping merchants grow steadily

We provide merchants with introductory and development courses on e-commerce and ensure that merchants with various needs can all participate and benefit.

Taobao and Tmall provide merchants with free e-commerce courses

Taobao and Tmall have launched the Taobao Learning Center, which provides merchants with free courses on e-commerce operations. In FY2025, this center logged over 5.33 million individual learning sessions.

Legal education program for merchants -- The Compliance Frontline

The Compliance Frontline, a legal education program launched by Taobao and Tmall for merchants, regularly invites policymakers and law enforcement experts to share their insights, which mainly cover policies related to topics such as privacy protection, anti-fraud, compliant business operations, and the protection of minors, using real-world cases for illustration. In FY2025, the Compliance Frontline produced 179 pieces of legal education content, reaching over 2.2 million merchants, who viewed the content about 4.29 million times.



Social

Giving Back to Society and Communities

Since Alibaba was founded, we have been working actively to address social challenges while pursuing the company's growth. In the process of making constant contributions to society and communities, we have gained opportunities for our own technological innovations and business expansions. Meanwhile, a more developed society and more prosperous communities have created a broader market space for our business.

This chapter

- Participation in rural revitalization
- Emergency response and disaster relief
- Leveraging technologies to tackle social problems
- Promoting entrepreneurship and employment

Giving Back to Society and Communities

Participation in rural revitalization

34
The cumulative total number of rural revitalization commissioners that we dispatched reached 34 as we strove to introduce talents into the countryside.

2,300
The cumulative total number of critically ill children helped by the Xiao Lu Lantern Project reached 2,300.

300
In the Cloud for Youth Program, the cumulative total number of cloud computer classrooms that we built and donated reached 300, with personal cloud computer accounts available for over 280,000 teachers and students across China.

Leveraging technologies to tackle social problems

2024 Change the World List
Due to our technology for using AI on CT images to scan for multiple types of cancer, Alibaba was recognized as one of the top 10 companies on Fortune magazine's 2024 Change the World List.

Promoting entrepreneurship and employment

Over 4,200
The number of active hearing- or speech-impaired delivery riders on the Ele.me platform exceeded 4,200.

National Outstanding Unit for Supporting Disability Services
The Alibaba Foundation was honored with the title of "National Outstanding Unit for Supporting Disability Services."

The philosophy of participatory philanthropy

209,086 hours
Our employees clocked 209,086 hours of volunteer service.

168,244
123 Hugs and Help Groups established by our employees organized 3,460 philanthropic events, including some initiated in previous fiscal years. These events drew a total attendance of 168,244.

Over 430 million
The Three Hours for a Better World Platform attracted over 10.33 million users, who performed over 430 million philanthropic actions.

Over 450 million
The Goods for Good Program engaged over 1.72 million merchants and over 450 million users.

Strategies and approaches

Integrating business growth with technological innovations and fostering a stakeholder ecosystem are indispensable for sustainable development. We believe that these actions form a fundamental approach to giving back to society and communities. We are committed to leveraging our technological innovations and platform capabilities to identify and act on business opportunities that help tackle social challenges and drive win-wins. Meanwhile, we uphold a philanthropic philosophy of "everyone can participate," encouraging our employees, merchants, and diverse stakeholders from across society to participate and spread goodwill among people.

We collaborate with various organizations in crucial fields to run targeted projects that make a positive impact. These projects mainly cover participation in rural revitalization, environmental protection, assistance for the disabled and underprivileged, emergency response, and tech-based solutions to social problems. Furthermore, we are committed to creating entrepreneurship and employment opportunities across all our spheres of influence as part of our effort to help build a more inclusive society.

For more details about environmental protection, see Section 3 "Conserving and restoring nature" in Chapter 2. ➤

For details about assistance for the disabled and underprivileged, see Section 2 "Building an inclusive, healthy digital life" in Chapter 4. ➤


Caring ecosystem
Committed enterprise
Compassionate employees

Participation in rural revitalization

The urban-rural development imbalance is a widespread global problem that has long hindered balanced regional growth. Rural development is defined by unique local characteristics, and a one-size-fits-all approach is unlikely to make a real difference. As we make efforts to tackle this problem, we place great emphasis on synergizing our business operations with advantageous local resources. After years of exploration and practice, we developed our rural revitalization commissioner model, whereby we send our experienced employees to settle down and work in underdeveloped counties. They seamlessly integrate our business resources with local strengths, striving to bridge the urban-rural gap by focusing on four key areas, including industries, talents, technologies, and livelihoods.

Industrial support

Talent support

Technological support

Supporting basic livelihoods

Industrial support

At Alibaba, we draw on our platform ecosystem and digital advantages to develop marketing channels that connect rural agricultural products with urban markets and unlock the potential of cultural tourism resources in the countryside. These initiatives aim to offer fresh perspectives and new strategies for rural industrial upgrades.

Taobao and Tmall hosted philanthropic livestreaming events

In FY2025, Taobao and Tmall launched a philanthropic livestreaming initiative leveraging the deployment of rural revitalization commissioners in counties. They scheduled year-round livestreams timed to coincide with the harvest seasons of local agricultural products. The platforms sent top livestreamers deep into the places of origin, where they worked in "on-location farm studios." These efforts not only boosted the sales of these agricultural products but also improved the e-commerce operating capabilities and digital skills of merchants in these counties.

Order-based agriculture in Freshippo Villages

Freshippo analyzes consumer trends and relays market demand insights to producers quickly. Based on this practice, it has established the Freshippo Village model for a demand-driven, order-based agricultural system. This model drives the development of local agricultural products toward standardization, refinement, and branding. As of March 31, 2025, Freshippo had built 173 Freshippo Villages in 29 provincial-level regions across China and expanded the Freshippo Village model internationally.



Fliggy keeps advancing its Digital Travel Guide under the Discovering Beauty with Philanthropy Program

In FY2025, Fliggy expanded its Digital Travel Guide under the Discovering Beauty with Philanthropy Program to multiple places.

In Lishui, Zhejiang Province, Fliggy has collaborated with the local culture and tourism bureau to launch the "Let Lishui's Beauty Pamper You" marketing campaign, using content marketing to drive consumption in local cultural tourism. In Dongguan, Guangdong Province, Fliggy has developed a digital guide product featuring photography guides and event calendars to offer users a unique local travel experience themed around "industry + culture + city walks." In Shengsi, Zhejiang Province, Fliggy has created a cultural tourism map. Considering that many visitors here are young people or travel as couples, Fliggy has specifically included photography guides for this map. These guides combine attractive photos to draw users and tutorials on the best photo spots, encouraging more tourists to take pictures, which are then shared on social media to document their visits to this popular place. This approach brings the place additional exposure.

Talent support

Talents are the core driving force for advancing rural development. Alibaba supports rural communities by bringing in external talents while also developing local talents. This approach helps develop industries and create jobs in the countryside.

Collective honors of rural revitalization commissioners

The rural revitalization commissioner model was honored with the Annual Responsible Brand Award at the 2024 Annual Philanthropy Gala organized by the China Philanthropist magazine.

Alibaba's practice of "Digital+ Empowering Sustainable Rural Development and Rural Revitalization" was selected as a Demonstration Case for Rural Revitalization in CNR.cn's Excellent Cases for Corporate Social Responsibility.

Personal honors of rural revitalization commissioners

Rural revitalization commissioner Liu Lin was awarded the title of "Zhejiang Provincial Female Role Model for Outstanding Achievements."

Introducing talents to the countryside

We have developed a rural revitalization model centered around our rural revitalization commissioner system. In this model, we dispatch rural revitalization commissioners to counties, where they work to integrate resources from Alibaba, the government, and other stakeholders across society to optimize agricultural production methods, increase the added value of agricultural products, and stimulate the rural economy. As of March 31, 2025, Alibaba had dispatched a cumulative total of 34 rural revitalization commissioners, covering 29 counties nationwide.

Facilitating local entrepreneurship and employment

We leverage our business strength to explore development models suited for rural areas, whereby we can create more entrepreneurship and employment opportunities locally. The Taogongchang initiative serves as a prime example. This initiative has effectively revitalized county-level economies and ignited an entrepreneurial passion among local young people, notably helping the second generation of factory-owning families, born after 1995 or in the 2000s, to establish their own businesses in their hometowns. Furthermore, each new county-based factory that joins the Taogongchang initiative brings substantial job openings to the area, fostering a virtuous cycle of growth.

Nurturing local talents

We support rural talent development through measures such as providing resources, establishing support mechanisms, offering training, and delivering direct assistance.

- Pacer Plan: We work with ecosystem partners to select experienced e-commerce experts as consultants, who provide six months of on-site support for merchants in counties where our rural revitalization commissioners are deployed. That promotes the development of local digital talents. As of March 31, 2025, we had implemented the Pacer Plan in 17 counties.
- Nurturing talents for cultural tourism in the countryside under the Discovering Beauty with Philanthropy Program: Recognizing the specific needs for developing cultural tourism in counties, Fliggy has designed specialized training courses. These courses include Digital Content Marketing for Cultural Tourism and Short Video Competitions for Cultural Tourism. Delivered by Fliggy Academy's certified instructors, they aim to nurture versatile, digitally skilled professionals for cultural tourism in counties.
- Establishing county-level brand livestreaming service bases: Taobao and Tmall have established brand livestreaming service bases in counties where our rural revitalization commissioners are deployed. These facilities recruit and train livestreaming talents that provide services in the form of managed livestreaming operations for brands and merchants. Leveraging the operations of these facilities, Taobao and Tmall, together with brands and merchants, create opportunities for local talents to develop their careers in the digital industry.



Technological support

Technologies are a significant driver of social progress and offer a critical avenue for modernizing agriculture as well as rural areas. We hope to apply our technological expertise in digitalization and smart technologies to make contributions in that regard.



Using AI technologies to accelerate the improvement of crop varieties

The Smart Breeding platform, developed with our involvement, leverages cloud computing and AI technologies. It is feature-rich and user-friendly, providing full-process support for breeding. Building on this platform, our collaborative research team comprising members from Alibaba, Zhejiang University, and the Biotechnology Research Institute of the Chinese Academy of Agricultural Sciences integrated genetics, biological big data, and AI in FY2025 to help accelerate the improvement of agricultural crop varieties. A research paper about this work has been published in Cell Research, an internationally prestigious journal.



The Cloud for Youth Program brings AI technologies into rural schools

We have made constant efforts to advance the Cloud for Youth Program, which funds the construction of cloud computer classrooms at rural schools to bring down their infrastructure costs. We upload courses on advanced technologies and their applications to the cloud so that students in remote areas can directly access cutting-edge knowledge on their cloud computers.

As of March 31, 2025, we had built and donated a cumulative total of 300 cloud computer classrooms and provided over 280,000 teachers and students with personal cloud computer accounts. In FY2025, we organized a range of activities centered on empowering rural education with AI, such as training sessions for teachers on the use of AI during the teaching process and hands-on practices for students to experience and use AI large models.

In June 2024, EdTech Breakthrough, a globally leading market intelligence organization, announced the winners of its 2024 EdTech Breakthrough Awards. Alibaba Cloud's Wuying AI Cloud Classroom received the EdTech Deployment of the Year-K-12 Award.

Supporting basic livelihoods

As an effort to support basic livelihoods and help solidify achievements in rural poverty alleviation, we provide healthcare assistance for vulnerable groups in the countryside.



The Xiao Lu Lantern Project for Aiding Children with Critical Illnesses provides much-needed help

The Xiao Lu Lantern Project for Aiding Children with Critical Illnesses was jointly launched by Alibaba Philanthropy, Alibaba Health Philanthropy, the China Birth Defects Intervention and Aid Foundation, the Zhejiang Provincial Youth Development Foundation, and the China Social Welfare Foundation. It adopts a proactive assistance model to provide medical aid and cover diagnosis and treatment costs for children with critical illnesses. As of March 31, 2025, a cumulative total of RMB48.59 million had been invested in the project, which had helped 2,300 eligible children.



The Xiao Lu Mama Maternal Philanthropic Project of Maternal Health Insurance offers help to pregnant and postpartum women in underdeveloped regions

Alibaba Philanthropy and Alibaba Health Philanthropy have partnered with the China Birth Defects Intervention and Rescue Foundation to launch the Xiao Lu Mama Maternal Philanthropic Project for Maternal Health Insurance. This project provides insurance for women of childbearing age free of charge. It reimburses prenatal checkup expenses for pregnant and postpartum women facing financial difficulties as well as those with high-risk pregnancies. It also offers health education and, when necessary, access to an expedited referral channel for higher-level hospitals. Pregnant and postpartum women participating in this project can receive 66% reimbursement for their out-of-pocket expenses on prenatal checkups. As of March 31, 2025, this project had insured over 86,000 women of childbearing age in Leishan County in Guizhou Province, Kangding City in Sichuan Province, and Julu County in Hebei Province. By that date, it had organized more than 280 offline health awareness events in about 150 places.

Emergency response and disaster relief

In the face of disasters, our strength comes from our ability to fully mobilize the capabilities and resources of our various businesses, assisting with emergency response and disaster relief across multiple fronts.

In FY2025, we reached a partnership agreement with the Disaster Relief Division of China's Ministry of Emergency Management to contribute to a comprehensive enhancement of society's overall capacity for emergency response supplies. In the fiscal year, Cainiao independently developed China's first traceability management platform for emergency response supplies, aiming to improve efficiency across complex process management stages for such supplies, including statistics, procurement, transportation, and distribution.



Response to the earthquake in Tibet

In January 2025, a magnitude 6.8 earthquake struck Dingri County, Shigatse City, Tibet. We activated the government-society collaborative support mechanism. That involved immediately mobilizing resources and sending three successive batches of supplies to aid the disaster zone. Our various businesses leveraged their strengths to support disaster relief efforts at every stage. Businesses such as Taobao and Tmall Group and Freshippo initiated emergency procurement, quickly consolidating disaster relief supplies. Cainiao coordinated with logistics partners to establish priority channels for the transportation of disaster relief supplies. Amap constantly updated road closure information online for the disaster zone, issued traffic advisories, and publicized the locations of shelters and supplies distribution points. Additionally, affected individuals could use Amap's Satellite SOS feature, allowing nearby rescue teams to receive distress signals from them immediately.

Response to floods

In FY2025, we launched disaster relief efforts during and in the aftermath of floods across 17 districts, counties, and cities in nine provinces, including Zixing City in Hunan Province, Zhenyuan County in Guizhou Province, and Wenchang City in Hainan Province. In addition to providing disaster relief supplies, we assisted with the relocation and resettlement of affected residents in these places.

Participating in Vietnam’s disaster relief

In September 2024, Super Typhoon Yagi made landfall in Vietnam, and Lazada immediately activated its response mechanism. Its participation in disaster relief included donating funds and supplies, mobilizing employees to make donations, and coordinating logistics resources.



Leveraging technologies to tackle social problems

As a tech company, we not only drive our business growth with technologies but also actively explore the potential social value that technologies can create.







Using AI to assist with cancer screening

In FY2025, we expanded our AI-powered technology for identifying pancreatic cancer through CT images to cover screening for multiple types of cancer. At the same time, we improved screening accuracy for each specific type of cancer. Furthermore, we partnered with hospitals to pilot a plain CT + AI multi-cancer screening technology in a philanthropic initiative.

This technology was recognized as "Highlighted Research" in Stanford University's 2024 AI Index Report. In May 2024, we established a strategic partnership with the WHO Collaborating Center on Digital Health to promote our AI-powered cancer screening technology globally. Due to this technology, Alibaba Group was recognized as one of the top 10 companies on Fortune magazine's 2024 Change the World List.

Assisting with rescue missions in uninhabited areas

Uninhabited areas often lack road infrastructure, which poses significant challenges for rescue operations. Amap has launched the Satellite-based Offline Navigation feature, which effectively solves the problem of users getting disoriented when there is no network coverage. The Satellite SOS feature, rolled out at the same time, uses satellites to support emergency communication, which boosts survival rates in outdoor emergencies by tackling key challenges in rescue efforts related to communication, search, early warnings, and more. Furthermore, it raises public awareness about existing issues in these efforts.

From marking uninhabited areas and issuing risk warnings, to ensuring effective responses when dangers strike and coordinating diverse rescue resources across society, Amap has established a comprehensive framework for rescue in uninhabited areas. In FY2025, Amap's Satellite SOS feature assisted with multiple rescue missions, saving 57 users in distress.

AI-based weather forecasting empowers electricity dispatching

Weather forecasting plays an increasingly critical role in predicting loads on the power grid and electricity generation from renewable energy. When empowered by AI, it helps the power grid achieve a more accurate supply-demand match. In FY2025, we officially launched the Baguan large model for weather forecasting and pioneered its application in new-type electricity systems relying heavily on renewable energy. During the summer of 2024, Shandong Province experienced significant temperature fluctuations due to heavy rainfall, and the load on the local power grid plunged. The Baguan large model for weather forecasting promptly detected temperature changes and helped achieve an accuracy level of 98.1% for load predictions, enabling the local power grid to make timely and precise dispatching decisions.

Promoting entrepreneurship and employment

As we work with our ecosystem partners to achieve business success, we create inclusive, high-quality opportunities for entrepreneurship and employment.

Inclusive entrepreneurship and employment

The low entry barrier for using digital technologies significantly boosts employment inclusiveness across genders, educational backgrounds, and geographic regions. Our business model diminishes the hurdles to entrepreneurship and employment for groups such as women, people with disabilities, and individuals from underdeveloped regions, fostering a more equitable and inclusive environment where they can set up their own businesses or land jobs.

In 2017, Alibaba International Digital Commerce Group launched Alibaba Global Initiatives (AGI), a program aiming to inspire entrepreneurs, young people, and women worldwide with China's experience and best practices in developing the digital economy. It helps nurture digital talents and drives inclusive trade. The majority of its participants are founders of small and medium-sized companies, representing a broad range of sectors, such as e-commerce, electronic payment, logistics, online gaming, healthcare, and agriculture. Since 2017, AGI has trained a cumulative total of 168 public sector workers and about 4,000 entrepreneurs from Asia, Africa, and other parts of the world. In FY2025, it brought its training courses online.

In our commitment to advancing entrepreneurship and employment for people with disabilities, we constantly provide targeted support and create fertile soil for them to launch ventures and build careers.

Enhanced support for hearing- or speech-impaired delivery riders

To help hearing- or speech-impaired delivery riders communicate smoothly with merchants and consumers, Ele.me has launched the Hearing- or speech-impaired Delivery Rider Care Program. This program provides these delivery riders with electronic information cards and preconfigured communication templates to improve communication efficiency. It also proactively manages the expectations of merchants and consumers. In FY2025, there were over 4,200 active hearing- or speech-impaired delivery riders on the Ele.me platform.

Barrier-free Entrepreneurship and Employment Assistance Plan for 10,000 Merchants

The Barrier-free Entrepreneurship and Employment Assistance Plan for 10,000 Merchants, launched by the Alibaba Foundation together with Taobao and Tmall, is dedicated to offering merchants with disabilities free training and business diagnosis services. As of March 31, 2025, it had served a cumulative total of 4,700 merchants with disabilities.

In May 2025, the Alibaba Foundation was honored with the title of "National Outstanding Unit for Supporting Disability Services."

National Outstanding Unit for Supporting Disability Services

High-quality entrepreneurship and employment

Amid the development of the digital economy in the AI era, career opportunities are changing across all industries.

The Cloud Classroom, Taobao and Tmall Group's self-developed online learning system, provides constant support for companies and organizations to nurture digital talents. It has attracted learners from organizations such as schools, hospitals, and charities as well as companies from various industries, such as e-commerce, grocery retail, logistics, and automobiles. In FY2025, about 4.02 million people learned with the Cloud Classroom, clocking a total of about 23.39 million learning hours.

The Orange Class is Alibaba's inclusive education program built on high-quality educational resources. This program adopts an all-in-one approach that combines learning, training, competitions, examinations, and employment. To help students enhance their digital skills and secure high-quality jobs, it takes various measures, such as hosting online learning activities, training teachers, organizing hands-on practices for students, certifying skills, recommending jobs, and promoting school-enterprise cooperation. As of March 31, 2025, over 310,000 individuals had participated in its learning activities.

Safety and security for gig workers

Delivery riders are a key part of the gig economy. In FY2025, active delivery riders on the Ele.me platform numbered about 4.183 million, the majority of whom were crowdsourced delivery riders working on a flexible basis. We are committed to enhancing employment security for delivery riders across multiple dimensions, including occupational rights & benefits, occupational safety, and career care & development.

About **4.183** million

active delivery riders on the Ele.me platform



Occupational rights and interests

Ele.me has formulated the Policy on the Protection of Delivery Rider Rights and Interests and the Delivery Service Specifications for Logistics Service Providers, stipulating that the income of delivery riders must not be lower than the local minimum wage.

Ele.me collaborates with commercial insurance companies to develop insurance plans tailored for delivery riders and encourages them to enroll. It is phasing in a dual-protection system that combines occupational injury insurance and commercial insurance in multiple cities. Furthermore, it is running a pilot program in some cities to get delivery riders covered by the state social security system.

Occupational safety

In FY2025, Ele.me constantly strengthened occupational safety for delivery riders by making efforts in three key areas, including policies, training, and operations.

On the policy front, Ele.me has developed internal regulations and standard procedures covering all safety aspects. It requires service providers to sign safety management agreements and has established a safety officer system alongside a standardized safety management framework. As of March 31, 2025, the safety assurance teams of its service providers had a total of 839 full-time and part-time members. Ele.me mandates that all delivery riders sign safety awareness acknowledgments and safety commitment letters. Furthermore, it has set up a delivery rider safety evaluation mechanism.

On the training front, Ele.me has established a comprehensive safety training system for both delivery riders and service providers. Delivery rider training covers legal common sense and safety knowledge relevant to delivery activities, such as fire protection and traffic rules as well as laws and regulations on public security. Training for service providers includes 15 specialized safety courses.

In operations, Ele.me focuses on the potential risks that delivery riders face on delivery trips and at delivery stations. It constantly assesses the impact of factors like bad weather conditions and complex routes on the safety of delivery riders. It also monitors their working hours. A fatigue alert is issued if a delivery rider has continuously worked for four hours, and a mandatory break is enforced after eleven consecutive hours of work. Furthermore, Ele.me has rolled out smart helmets for delivery riders. These helmets integrate convenient features such as order acceptance and navigation. In the event of an accident, they automatically trigger an SOS alert with location tracking to help ensure the safety of delivery riders. Delivery stations are subject to fire risks because of overheating during battery swapping and charging. To address these risks, Ele.me has established a cloud-based intelligent fire safety control platform and installed sensing devices to enable real-time detection. As of March 31, 2025, such sensing devices had been installed for about 1,800 delivery stations.

Career care and development

Ele.me attaches great importance to the real needs of delivery riders in their work and daily lives. It stays in active communication with them and uses a variety of methods to support their personal growth.

To respond to feedback and requests from delivery riders, Ele.me provides a dedicated 24/7 online support line. In FY2025, it held 27 delivery rider roundtables to garner suggestions for areas such as performance appraisal, benefits, employment security, and career development. Ele.me has established a monthly communication mechanism focused on the rights and interests of delivery riders, addressing topics like improving delivery rider experience, allocating orders fairly, and providing competitive compensation.

Ele.me has signed an agreement with the All-China Federation of Trade Unions to advance its One-Square-Meter Care Stations Initiative. Its Blue Knight Fund provides constant support for the families of delivery riders. As of March 31, 2025, this fund had altogether helped over 600 families of delivery riders overcome critical illnesses and offered assistance for 159 delivery riders or their family members to complete education.

Ele.me's Platform Honor Badge System comprehensively assesses delivery riders' achievements and contributions at both personal and societal levels, aiming to enhance their sense of belonging and honor. In April 2025, three Ele.me delivery riders received the title of "National Model Worker." That marked the first time the title had ever been awarded to delivery riders since China's National Occupational Classification Catalog included "online delivery riders" as a new profession. In FY2025, one delivery rider was honored with the May 1st Labor Medal at the national level, while another 16 delivery riders received the medal at the provincial or municipal level.

The philosophy of participatory philanthropy

We are always convinced that practicing philanthropy and social responsibility is not the undertaking of just one individual or a single company. It is far more meaningful to drive the spread of goodwill among people. Therefore, we consistently work to ignite a passion for philanthropy among our employees and collaborate with our partners to lower the barriers to philanthropy to the greatest extent possible so that everyone may get involved.

To engage our employees in philanthropy, we launched the Three Hours for a Better World Initiative on September 10, 2015, encouraging every employee to translate their passion for community good into concrete actions. In FY2025, our full-time employees clocked 209,086 hours of volunteer service. In FY2025, there were 123 active Hugs and Help Groups. Together, they organized 3,460 events, including some initiated in previous fiscal years. These events drew a total attendance of 168,244. To commend and encourage philanthropic efforts on the part of our employees and teams, we release the Alibaba Charity List on an annual basis.

To mobilize broad participation in philanthropy across society, we have launched the Goods for Good Program and the Three Hours for a Better World Platform. In FY2025, the Goods for Good Program engaged over 1.72 million merchants and more than 450 million users. The Three Hours for a Better World Platform has been built to run on multiple apps including Taobao to target the general public. In the fiscal year, this platform drew over 10.33 million users, who performed over 430 million philanthropic actions.

Furthermore, we collaborate with philanthropic organizations and other partners to support and advance projects that align with our philosophy of philanthropy. In FY2025, the XIN 100 Program supported 33 outstanding philanthropic projects from 28 philanthropic organizations.

In FY2025, Alibaba Group donated about RMB280 million to the Alibaba Foundation[1].

1. This figure represents the actual amount that Alibaba donated to the Alibaba Foundation.


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公益幸福团


Integrity
Walk with integrity . Link you and me

Social

Maintaining Business Integrity

Since Alibaba was founded, integrity has been the bedrock of the company's development. It is the underpinning for retaining employees and providing good services for consumers as well as enterprise customers. It is also the original aspiration embodied in our commitment to social responsibility.

This chapter

Maintaining Business Integrity

Observing business ethics

4.54

Our employees' recognition of integrity in our workplace increased to 4.54 on a five-point scale.

Data security and privacy protection

An industry leader

In the social responsibility assessment on data security and personal information protection organized by the Data Security Working Committee of the China Cybersecurity Industry Alliance, Alibaba Group was rated three-star (system grade), claiming a leading position across the industry.

Deepening supplier management

20,092

20,092 suppliers signed the Alibaba Supplier ESG Code of Conduct.

Technology ethics

Artificial Intelligence Safety Commitments

Alibaba signed the Artificial Intelligence Safety Commitments published by the China AI Industry Alliance (AIIA)

ISO 42001

Alibaba Cloud and DingTalk obtained the ISO 42001 certification for AI management systems.

Strategies and approaches

Alibaba's business ecosystem is founded on trust from our users.

Upholding Alibaba's mission, vision, and values, we have formulated the Alibaba Group Code of Business Conduct. This code applies to all employees, providing guidelines for workplace behavior and setting standards for interacting with various stakeholders, such as colleagues, customers, suppliers, and communities. It covers various issues crucial to ESG, for example, observing business ethics, choosing trustworthy business partners, ensuring data security, and protecting privacy. Each year, all employees are required to receive training and pass an exam on this code.

We stress business integrity and have built a governance structure to support its implementation. At the board level, this structure includes the Compliance and Risk Management Committee and the Sustainability Committee, which oversee and manage relevant issues. Matters concerning data security, privacy protection, cybersecurity, and anti-corruption are reported directly to the Compliance and Risk Management Committee of the Board of Directors, while those about supply chain ESG management and technology ethics are reported to the Sustainability Steering Committee under the Sustainability Committee of the Board of Directors.



Observing business ethics

As a platform company, we recognize the paramount importance of building an open, transparent, and fair operating environment. In our efforts to create a sustainable business landscape, we operate with compliance, integrity, and honesty, requiring every employee to demonstrate high standards of business ethics. That is reflected in our compliance with applicable laws and regulations in China and any other country or region where we operate, including the Criminal Law of the People's Republic of China and the Law Against Unfair Competition of the People's Republic of China. We have released the Alibaba Group Anti-bribery and Anti-corruption Policy, which applies to all employees.

- Management structure
- Management system
- Supervision and evaluation
- Integrity culture building

Management structure

Alibaba Group gives prominence to anti-corruption management. The Compliance and Risk Management Committee of the Board of Directors oversees anti-corruption management, ensuring that our business operations and conduct comply with the Alibaba Group Code of Business Conduct and the Group's ethical standards. The Integrity and Compliance Department and the Legal and Compliance Department serve as the executive bodies for anti-corruption management, reporting to the Chief People Officer and the General Counsel, respectively. The Legal and Compliance Department is tasked with drafting, interpreting, and implementing anti-corruption rules. The Integrity and Compliance Department focuses on preventing and investigating corruption cases, as well as promoting an integrity culture. This department has the authority to hold all employees accountable, regardless of their positions. Crucially, it maintains full independence from internal audit and control departments, as well as all businesses. These arrangements have formed a collaborative mechanism featuring multiple lines of defense.

Management system

We have established an open, transparent reporting mechanism and a process for independent investigations, complete with proactive risk management measures. These efforts are intended to maintain business ethics and build a business environment for fair competition.

Reporting and investigations

Alibaba encourages all employees, business partners, and the public to report corruption. We have set up a variety of independent reporting channels accessible 24/7. Corruption can be reported via the official websites of the Group and our businesses, such as Taobao, Ele.me, and Freshippo. Additionally, dedicated email addresses, hotlines, and internal forums are available as reporting channels. We support different languages for reporting, such as English, Spanish, Thai, Indonesian, and Vietnamese. As of March 31, 2025, over 120 online and offline reporting channels had been established and publicized, for example, through internal or external training, awareness campaigns, and email- or text-based partner outreach.

We accept anonymous reporting. Clear clauses for whistleblower protection are enshrined in the Alibaba Group Code of Business Conduct and other policies. Strict measures are in place to ensure that the identities of whistleblowers and the information that they provide are kept confidential. Our zero-tolerance policy for retaliation protects their rights and interests.

Alibaba's integrity reporting email:
lianzheng@alibaba-inc.com

Alibaba's integrity reporting website:
https://jubao.alibaba.com

When a clue about corruption comes in, the Integrity and Compliance Department and the manager of the suspected employee's business department collaborate in accordance with their respective responsibilities to launch an investigation and reach a conclusion as to whether a violation has occurred. If a violation is confirmed, the suspected employee's business department and the Human Resources Department make a disciplinary decision within five working days. Disciplinary actions include admonitions, warnings, demerits, and dismissal. Except for minor violations that only result in admonitions, violations at all levels negatively affect the suspected employee's compensation, incentives, and promotions. We publish information about violations in our internal online community as reminders for all employees.

Managing business ethics risks

At the start of each fiscal year, the Integrity and Compliance Department proactively analyzes past corruption cases to identify potential risks group-wide and single out high-risk business areas and positions. Based on this analysis, it develops management measures, which include, for example, launching risk control improvement initiatives with regular follow-ups and providing targeted training for employees in high-risk positions. In FY2025, 425 potential risks were detected. Remedies have been implemented for 422 of those potential risks, and efforts are ongoing to formulate remedies for the rest.

We believe that managers should assume responsibility for overseeing and managing anti-corruption efforts. The Alibaba Group Code of Business Conduct mandates that managers prioritize risk control, champion an anti-corruption culture, and provide their teams with effective guidance and support. A team's performance in identifying and handling integrity risks is directly linked to the performance results of its managers. If they fail to effectively fulfill their integrity-related duties, they are held accountable, which has a negative impact on their performance results, thereby affecting their bonuses and promotions.

Supervision and evaluation

The Integrity and Compliance Department discloses the latest corruption cases at Alibaba to an external auditing firm on a quarterly basis and responds to risk control questions raised by it. Additionally, this department reports quarterly to the Audit Committee and the Compliance and Risk Management Committee of the Board of Directors, covering progress in corruption cases, risk remediation, integrity culture building, and more.

The Integrity and Compliance Department, in conjunction with the Internal Audit Department, conducts audits on major risks. This effort aims to assess the effectiveness of internal control mechanisms and processes in preventing and detecting corrupt behavior, such as bribery. Amid a joint push, as of March 31, 2025, remedies had been implemented to address the significant risks identified in these audits.

In FY2025, a total of 33 corruption cases implicating our employees were referred to the judicial system. Among these corruption cases, nine were concluded, and all individuals involved received sentences.


CODE OF
CONDUCT

Integrity culture building

We maintain a zero-tolerance policy towards corruption and integrate anti-corruption education into the daily work of employees across different roles. All employees are required to receive training and pass an exam on the Alibaba Group Code of Business Conduct each year. Additionally, we organize various training activities to nurture an integrity culture.

Board training

In FY2025, all members of the Board of Directors completed anti-corruption training.

Management training

We develop anti-corruption courses for various levels of management, covering senior, junior, and new managers. These courses include case studies, where real-life examples are analyzed to reveal management weaknesses and common risks that managers are often confronted with.

Employee training

We provide anti-corruption training for new employees as well as those in high-risk business areas and positions. All new employees must receive such training once they are onboarded. Each year, all employees are required to sign a letter confirming their commitment to observing the Alibaba Group Code of Business Conduct.

Partner training

Our high standards of business ethics are also applied to third parties working with us, for example, suppliers, online marketplace sellers, and partners. We organize integrity training sessions online or offline from time to time. In FY2025, stakeholders such as outsourced labor, suppliers, and partners received over 58,000 hours of integrity training.

100%

Pass rate of our employees in the Alibaba Group Code of Business Conduct exam, which is part of a certification program that also includes an integrity training module


100

We have a strong integrity culture. According to an internal survey, our employees' recognition of integrity in our workplace increased to 4.54 on a five-point scale in FY2025, up from 4.46 in the previous fiscal year.

Deepening supplier management

Supplier management system

Creating an ethical, trustworthy, and sustainable business environment is central to our supplier management. It also aligns seamlessly with the ESG philosophy.

Supplier management policy

We have released the Alibaba Group Holding Limited Supplier Compliance Management Specifications. With this document as the baseline, all businesses can develop their own policies for supplier compliance management, for example, the Cloud Intelligence Group General Principles for Supplier Management and the Tmall Supermarket Merchant Onboarding Standards.

Supplier management process

We always adhere to the principles of fairness and transparency for supplier management. Under these principles, we have developed a digital system for supplier management, which covers the four key stages of onboarding, selection, evaluation, and risk management.

Onboarding	We require suppliers to submit certification and qualification documents for review. Furthermore, we urge them to sign the Honesty and Integrity Agreement.
Selection	Our operations are diversified and evolve dynamically. To drive growth amid this reality, each business may establish supplier selection criteria tailored to its specific needs. The overarching principle for these criteria is fairness and impartiality, with incentives available for suppliers that keep a good track record. We stress that employees must adhere to the Alibaba Group Code of Business Conduct, staying clear of corrupt behavior, such as requesting or accepting bribes, gifts, entertainment, or hospitality.
Evaluation	All of our main businesses have set up supplier performance evaluation mechanisms tailored to their specific needs. These mechanisms are used for periodic evaluations of supplier performance.
Risk management	The supplier management systems of our main businesses have a digital risk control module that enables smart risk identification and dynamic monitoring across the full lifecycle of supplier management, from onboarding and evaluation to ongoing collaboration. If a violation is confirmed on the part of a supplier, we impose a penalty, which may be a fine, cooperation suspension, or cooperation termination, depending on the severity of the violation.

Practices of supplier ESG management

We advocate for ESG and work hand in hand with suppliers to practice it. We have established the Supply Chain Management Working Group, which reports directly to the Sustainability Steering Committee. Its main responsibilities include defining Alibaba's standard and baseline for supplier ESG management and, based on these, promoting management practices for supplier ESG.

Urging suppliers to sign the Alibaba Supplier ESG Code of Conduct

We have released the Alibaba Supplier ESG Code of Conduct, which outlines the ESG principles that suppliers must follow, such as the prohibition of child or forced labor, labor rights protection, occupational health and safety, environmental protection, data security, privacy protection, and business ethics. We urge suppliers to sign it in the onboarding phase. As of March 31, 2025, 20,092 suppliers did that, representing a substantial increase year over year.

In FY2025, we provided ESG compliance training for the suppliers of our main businesses, covering topics such as data security, privacy protection, and occupational health and safety. This training communicated the ESG philosophy, explained our compliance requirements for supply chain ESG, and shared best practices from peers in the same industry.

Integrating ESG into supplier management gradually

Phased integration of ESG into supplier selection and evaluation

In FY2025, we launched the Alibaba Supplier ESG Scoring Program for suppliers in certain categories. This program aims to collect data and evaluate supplier performance in their ESG practices. It offers suppliers the opportunity to earn ESG points and receive incentives by reporting their ESG practices.

In the management of our leased data centers, we work with suppliers to address the challenge of reducing Scope 3 emissions and integrate environmental performance as one of the criteria for evaluating suppliers.

For more details, see Section 2 "Promoting carbon neutrality" in Chapter 2. ➤



Enhancing ESG risk identification among suppliers

In FY2025, we launched a pilot initiative for integrating ESG risk identification into the supplier risk monitoring system. This effort involved developing rules for monitoring ESG risks among suppliers as well as strengthening our capabilities of identifying such risks and issuing early warnings. ESG risks in this regard include labor violations such as the use of child labor or wage arrears, major safety incidents, and severe environmental incidents, among others.

Inspection and correction in supplier ESG compliance management

We integrate ESG risks into supplier compliance checks. ESG compliance checks for outsourced labor have been conducted for the human resources service providers of our main businesses, examining areas such as labor compliance, occupational safety, business ethics, and grievance mechanisms. Based on the results of these checks, we have developed and implemented correction plans. As of March 31, 2025, the correction plans required for suppliers had been fully implemented under our oversight.



Constant efforts to train the supplier management team

Supplier management is crucial for our operations and business development. We constantly invest resources in strengthening employee training for our supplier management team. This training covers various aspects, such as integrity & compliance, laws & regulations, ESG, and professional procurement skills.

Data security and privacy protection

The development of business is driven by the flow of information and data. In the digital and intelligent transformation, this flow has opened up immense possibilities for the advancement of society and business. At the same time, it has led to heightened public attention on data security and privacy protection. We need to adapt to and comply with complex and ever-changing laws and regulations in this area.

Management structure

Data security and privacy protection are high on the agendas of the Board of Directors, the management, and operational staff.

At the board level

The Compliance and Risk Management Committee oversees the Group's overall compliance and risk management, encompassing cybersecurity, data security, privacy protection, and other compliance matters. This committee, chaired directly by an independent director, provides regular guidance on the strategy for data security and privacy protection. In FY2025, it was briefed quarterly on our practices of data security and privacy protection to obtain the latest information, for example, about risk incidents and management status in the field of data security.

At the management level

We have established a specialized decision-making group for data security comprising members from the Comprehensive Risk Management Working Group, the President of Alibaba Group's Security Department, the General Counsel, and the security heads of all businesses. It is responsible for formulating policies and goals for data security as well as making decisions on data security risks.

At the operational level

We have established a management group and an execution group for data security. Furthermore, we have appointed Data Protection Officers and Personal Information Protection Officers for all businesses.

Policies

Alibaba adheres to laws and regulations on data security and privacy protection in the countries and regions where we operate, for example, the Personal Information Protection Law of the People's Republic of China, the General Data Protection Regulation (GDPR) of the European Union, the Data Protection Act (DPA) 2018 of the United Kingdom, and the California Consumer Privacy Act (CCPA).

We have released the Data Security Guidelines of Alibaba Group (General Guideline). These guidelines cover all stages of the data lifecycle, from collection and movement to storage, use, and destruction. They set forth security management requirements throughout the data lifecycle and mandate that data security control measures be effectively implemented.

We have published the Alibaba Group Privacy Policy and Compliance Rules on Alibaba Group's official website. Furthermore, we have established a platform called Alibaba Group Privacy, which provides public access to the privacy protection policies of our major apps.

Data security management

Leveraging Alibaba's technical capabilities, we have built a data security management system grounded in master policies, specifications, guidelines, and processes.

At the stage of personal information collection, we clarify the purpose of collection and obtain user authorization under the principles of informed consent and minimal necessity. During data movement, we use secure protocols or secure transmission channels. For data storage, we implement encrypted storage and create a secure storage environment, where we have necessary measures for disaster recovery, backup, and restoration. When it comes to using data, we implement access control and deploy security monitoring. At the end of the data lifecycle, we have an approval process in place, use secure technologies to destroy data, and keep operation logs. Furthermore, we classify and grade data, with a particular focus on protecting sensitive data such as the personal information of users. In cases where data is transferred across borders, we conduct an ex ante impact assessment for data security and privacy protection, with appropriate security measures in place. We use approval mechanisms such as standard contractual clauses to ensure that: (1) cross-border data transfers are lawful, compliant, and protected; and (2) data is processed in compliance with local laws, regulations, and regulatory requirements. If laws, regulations, or government agencies in our operating locations require that personal data necessary for business activities be stored locally, we deploy local storage in accordance with this requirement.

To better manage data security risks associated with suppliers and ecosystem partners, we have formulated the Security Specifications for Sharing the Data Ecosystem. When we onboard suppliers or ecosystem partners, we put them through a review process that verifies their security credentials and data security management capabilities, among others. At this time, they must sign an agreement that includes management and audit requirements for data security. Throughout our partnerships with them, we dynamically monitor their risks in data security and privacy protection, with audits performed on a regular basis. Each year, we assess their capabilities of data security management. If a supplier or ecosystem partner commits a data security violation, we impose a penalty, for example, suspending data authorization or terminating the partnership.


Data protection

Requirements for disclosing data to external parties

We have formulated the Detailed Rules of Alibaba Group for External Data Disclosure, specifying the types of data that can be disclosed to external parties, the scenarios for such disclosure, and the required processes. We use the Alibaba Group Data Disclosure Platform to implement process management in this regard. Upon receiving a data request from, for example, a regulatory body or a law enforcement agency, the responsible business performs a comprehensive assessment of the data request as well as applicable laws and regulations in the locations where the product or service involved is provided. Based on this assessment, it provides a compliant response.

Data risk management

We have formulated the Alibaba Group Specifications for Data Security Assessments and Audits, requiring all businesses to perform risk assessments for scenarios that involve data security and privacy protection in their daily operations. Additionally, we maintain continuous monitoring on data security incidents and risks so that we can implement proactive defense. Real-time alerts are triggered upon detection of anomalous data operations, allowing risk incidents to be promptly noticed and processed.

We have formulated the Alibaba Group Specifications for Handling ESU Incidents. When a data security incident occurs, we respond to and handle it according to an established protocol tailored to its severity level. Afterwards, we conduct a post-incident review and write a report as required by the protocol. If a violation has been committed, we take a disciplinary action against those responsible. That may be an admonition, a written warning, a demerit, or dismissal. In FY2025, we did not experience any major incidents of data leakage.

Prior to major events such as the 618 and Double 11 Shopping Festivals, all businesses conduct emergency drills, including some focused on data security and privacy protection. In FY2025, multiple businesses, such as Taobao and Tmall Group, Alibaba International Digital Commerce Group, and DingTalk, also conducted emergency drills on an as-needed basis, addressing risks such as data leakage.

As a component of our risk prevention efforts, we place a great emphasis on training employees, suppliers, and partners in the field of data security and privacy protection. New employees are required to receive data security training upon onboarding. Data security is included in our annual company-wide training program for the Alibaba Group Code of Business Conduct, which comes with an exam. In FY2025, 100% of our employees completed the training and exam module for data security and privacy protection within this program. Furthermore, we launched bug bounty programs open to the general public. For example, Taobao offers rewards to volunteers for reporting data vulnerabilities or product defects.。

Data Security Platform

The Data Security Platform serves as one of our risk management platforms for data security and privacy protection, covering our main businesses. When an automated system or a manual process detects a potential risk of data security, such as data leakage or unauthorized access, the platform automatically creates a risk record, which is then reviewed and confirmed by a specialized risk operations team. Once the risk is confirmed, the platform assigns a remediation task to a team. When a remedy has been implemented, operations engineers conduct verification and acceptance checks to ensure that the risk has been completely resolved.

To ensure efficient and timely risk response, the Data Security Platform incorporates a smart follow-up and escalation mechanism. If a risk is not resolved within a designated timeframe, the platform automatically generates an alert and escalates it through the organizational hierarchy. When necessary, the escalation reaches higher management tiers to facilitate effective resolution.

The Taobao app's emergency response procedure for security incidents involving personal information

If any damage to the Taobao App's physical, technical, or administrative safeguards causes information to be accessed without authorization, publicly disclosed, tampered with, or corrupted, Taobao immediately activates its emergency response plan and takes appropriate, necessary measures. In the event of a security incident involving personal information, Taobao informs users of the following in accordance with legal and regulatory requirements: (1) the basic details and potential impact of the security incident; (2) response actions that have been or will be taken; (3) recommendations for how users can protect themselves and mitigate risks; and (4) remedies available to users. Taobao notifies users via text messages, phone calls, push notifications, and other viable channels. If it is impractical to inform each user individually, it issues a public announcement in an appropriate and effective manner. Furthermore, Taobao reports the handling of the security incident as required by regulatory bodies.

Supervision and audits

At Alibaba, we require all businesses to conduct a comprehensive audit on data security and privacy protection at least once a year, and we supervise this process. As of March 31, 2025, all of our main businesses had completed their annual audits.

We also conduct targeted audits to address typical issues. In FY2025, we conducted eight such audits on multiple apps for privacy compliance issues.

Each year, we engage PwC to perform an internal control audit, which involves testing the design and operating effectiveness of general controls in our information systems, addressing areas such as policies, specifications, rights management, change management, backup, and disaster recovery drills.

Privacy protection

Alibaba adheres to laws and regulations on privacy protection in the countries and regions where we operate.

Procedure for privacy impact assessments

Businesses operating apps within the Chinese Mainland have established processes for privacy impact assessments, designed to ensure that privacy protection measures for their apps receive adequate consideration and comply with applicable laws and regulations.

App development phase

When a business develops a new app or a new feature for an existing app, it uses a privacy compliance scanning tool integrated with its R&D platform to perform an automated compliance and security scan. The tool triggers a remediation workflow if a risk is detected. Furthermore, it provides developers with a compliance knowledge base and recommended remedies. During the testing phase, another compliance and security scan is performed to ensure that issues are spotted and resolved promptly.

Before launch

Before the app or feature goes live, the privacy protection team of the business performs a compliance and security review on its privacy protection. It can be launched only if it passes this review.

After launch

When the app or feature is up and running, the business performs regular security and compliance checks. To effectively identify and eliminate risks in scenarios such as data collection and cross-border transfers, various mechanisms have been established, including risk scanning, rights management, and real-time monitoring and blocking of high-risk behavior. Users can provide feedback or file complaints about privacy protection via various channels.

Businesses operating apps outside the Chinese Mainland formulate and adopt management measures based on local laws and regulations. One example is the Personal Data Protection Impact Assessment Policy of Alibaba International Digital Commerce Group, which has already been released.

Protecting user rights

All businesses give users control over their data to protect their rights.

Right to know: Our publicly disclosed privacy policy provides complete, true, and accurate information about the purpose and scope of personal information collection and the rules for processing such information. When a user runs any of our apps for the first time, a pop-up message shows the rules for processing personal information and asks for user consent. The app has a dedicated functional page that allows the user to view these rules anytime during the process of using the app. For sensitive personal information, the app provides another, separate notification and requests explicit user consent. If the way we process personal information changes significantly, the app uses a pop-up message, a push notification, or some other method to remind the user to read our new privacy policy and asks for their consent again. To better safeguard users' right to know about the processing of their personal information, we have phased in a list of collected personal information, a list of shared personal information, and simplified privacy policies for our apps. If an app has extended features, these features have a separate privacy policy different from that for its basic features.

Right to manage: Our apps proactively offer users a privacy management feature. Through their privacy modules, they provide users with a range of functions for managing, among others, system permissions [1]、authorizations[2]、advertisements[3], and recommendations[4]. Users can grant or revoke authorizations as needed. In FY2025, over 48 million users accessed the Taobao app's privacy module.

Right to change and delete: Our products allow users to easily change their personal information or delete their accounts. When a user sends a request for accessing, copying, changing, supplementing, or deleting their personal information, we provide necessary assistance for that to happen.

Feedback and complaint channels for privacy protection

Users can report privacy protection issues at Internet companies to the 12321 Unsolicited Electronic Messages Complaining and Reporting Center. Our apps provide dedicated complaint channels for privacy violations. Furthermore, the emails and office addresses of those tasked with personal information protection are made public for users to provide feedback or file complaints.

In the social responsibility assessment on data security and personal information protection organized by the Data Security Working Committee of the China Cybersecurity Industry Alliance, Alibaba Group was rated three-star (system grade), claiming a leading position across the industry.

1. managing system permissions that apps are allowed
2. managing existing authorizations for apps
3. managing the types of personalized advertisements shown to users
4. managing the display of personalized content recommended to users

Safeguarding cybersecurity

The foundational role of cybersecurity is becoming increasingly prominent.

Management structure

Cybersecurity is a cornerstone of our ability to provide secure digital business services for our customers. We have included it in the oversight scope of the Compliance and Risk Management Committee of the Board of Directors. Internally, we have set up a cybersecurity decision-making group, responsible for setting group-wide cybersecurity goals and making decisions for major security incidents or significant security projects.
At the operational level, we have set up a management group and an execution group for cybersecurity. The management group is responsible for building a robust security management system, while the execution group ensures the implementation of management requirements and strategies. Furthermore, in accordance with the Cybersecurity Law of the People's Republic of China, we have appointed a cybersecurity head for each business, tasked with coordinating cybersecurity efforts.

Policies

We comply with local cybersecurity laws and regulations of our operating locations, including but not limited to the Cybersecurity Law of the People's Republic of China and the Regulations on the Management of Security Vulnerabilities in Network Products. We have formulated the Network Security Guidelines of Alibaba Group to define our cybersecurity management structure, responsibilities, and management requirements.

Cybersecurity management

With years of experience accumulated in cybersecurity, we have established mature mechanisms, strategies, and constantly updated technologies in this field. We are committed to integrating our rich experience into security defense for cloud platforms so that we can provide security assurance for both Alibaba and our customers. In this context, our cybersecurity protection takes a two-pronged approach, where it relies on the security assurance systems of cloud platforms while also implementing targeted protective measures to address the characteristics of cloud-based services.



Cybersecurity for cloud platforms

Alibaba Cloud has established a systematic assurance mechanism for the foundational security of its cloud platforms, covering various aspects, from product development to live operations. In line with this mechanism, the business has worked actively to launch a series of initiatives.

During cloud product development

At Alibaba Cloud, the development of each cloud product is guided by a design philosophy of defense in depth and zero-trust architectures. We intervene across multiple phases and utilize a digitalized management mechanism for granular security to ensure that security requirements are met and enhance the product's intrinsic security.

Project initiation and design phases: Right from the project initiation and design phases, security experts are involved and have veto power over the product design. During the design phase, they perform threat modeling for the product's architectures of networking, applications, and tenant isolation, among others, with the aim of identifying security risks early on and recommending targeted remedies.

Coding phase: When developers write code, they must comply with security rules, use the standardized security toolkit provided by the company's security team, install coding software plugins with security detection capabilities, and strive to avoid security vulnerabilities attributable to coding.

Testing phase: Alibaba Cloud has self-developed various types of security scanning tools, which have been integrated into the entire R&D process to scan product source code, supply chain components, and open source code.

Release phase: Before the product is released, we perform a default configuration check to ensure that the product complies with baseline requirements such as least privilege, a minimized attack surface, and proper account permissions. Additionally, we conduct sensitive information detection to prevent the leakage of, for example, passwords and access keys.

After launch

Once the product is online, Alibaba Cloud continues to maintain its security. We have established an intrusion detection and response mechanism to collect data for metrics such as anomalous behavior and unexpected traffic. Based on these metrics, we analyze potential risks and push for necessary actions. We verify product security in various ways, such as red/blue teaming and drills. Furthermore, we study threat intelligence to discover new risks, which are then quickly resolved via enhancements and fixes.

Building on secure cloud platforms, Alibaba Cloud makes constant efforts to improve the security capabilities of its products based on customer needs and provide security assurance for customers' cloud-based services.

End-to-end identity management and fine-grained authorization

Alibaba Cloud provides an end-to-end identity and rights management mechanism that enables customers to apply the principle of least privilege and assign fine-grained cloud permissions as needed. This mechanism ensures that data flows and network connections meet customer needs without excessive authorization compromising the security of customer systems.

Native security capabilities

Alibaba Cloud's security capabilities are elastically scalable, adjusting dynamically with demand for cloud computing resources to align with business needs and help reduce security costs. Additionally, Alibaba Cloud provides services such as risk awareness and data backup, enabling customers to achieve rapid awareness, fast response, and quick recovery.

Security and high availability to protect against attacks

Alibaba Cloud has developed a full architecture designed for security and high availability. This architecture incorporates diverse mechanisms, including tenant isolation and load balancing across computing, storage, and network equipment. It features rigorous monitoring and detection capabilities, for example, at the physical and network layers. Furthermore, it can quickly recover services following disruptions. These mechanisms and capabilities ensure high availability in the event of attacks.

Cybersecurity for cloud-based services

Leveraging security assurance on our cloud platforms, we have established a comprehensive cybersecurity defense system, which covers endpoints, networks, applications, and storage, providing robust protection for services running on the cloud.

Cybersecurity defense measures

Endpoints
Terminal detection and response, protection against data loss, access control, etc.

Networks
Protection against distributed denial-of-service (DDoS) attacks, bastion hosts, etc.

Applications
Application security testing, periodic vulnerability scans and fixes, runtime application self-protection (RASP), etc.

Storage
Data encryption, data backup, access control, etc.

We strive to strengthen behavioral control. To that end, we adopt measures such as trusted identity management, trusted authentication and authorization, and trusted behavior auditing to ensure that only authorized actors can perform specific operations and access specific services or data. These measures enhance security protection for the system and reduce the risk of attacks or data leakages.

Furthermore, we conduct penetration tests, where we simulate attacker behavior, identify potential security vulnerabilities in our systems, and assess the effectiveness of existing security safeguards. Meanwhile, we track security trends within and outside the industry, including the latest threat intelligence about network attacks, to keep our cybersecurity defense updated.

Emergency response and training

We have formulated the Alibaba Group Network Security Emergency Response Specification, whereby we define the standard for classifying and grading risk incidents, clarify responsibilities among teams, and specify procedures for reporting and responding to cybersecurity risk incidents. This approach ensures a rapid, effective, and orderly response to cybersecurity risk incidents, safeguarding our business. When a risk incident has been resolved, we conduct a comprehensive review. This process includes identifying and addressing any deficiencies in our management measures as well as analyzing who should be held accountable for the risk incident.

Cybersecurity training is a priority of ours. Each year, the company-wide training and exam on the Alibaba Group Code of Business Conduct include a cybersecurity module. In FY2025, we conducted 19 training sessions for employees in security roles. We also made the Security Service Center, an online platform, available to outsourced labor as a move to help them deepen their professional knowledge in areas such as data security, privacy protection, and cybersecurity. Throughout the fiscal year, outsourced labor visited the Security Service Center over 1.31 million times.

5. Each business considers its actual needs to determine which certifications to obtain. The above lists just provide examples and may not be exhaustive.

Supervision and certification

In accordance with the Network Security Guidelines of Alibaba Group, we conduct cybersecurity management reviews across all businesses on a regular basis each year. These reviews employ various methods, such as interviews, operational data inspections, walkthrough tests, and red/blue teaming. In FY2025, we completed such reviews for our main businesses and pushed for improvements based on the review results.

Each year, Alibaba Cloud hires a professional third-party accounting firm to audit its internal control process for the information security, availability, and confidentiality of its cloud service system. These audits assess whether the internal control design of Alibaba Cloud's organization is appropriate and whether control measures have been effectively implemented. Based on these audits, Alibaba Cloud provides System and Organization Controls Reports (SOC Reports), which qualify as evidence. The purpose of these reports is to show Alibaba Cloud's latest internal controls to various stakeholders, such as cloud customers, independent auditors, regulatory bodies, and shareholders, giving them a sense of our professionalism and commitment to keeping information secure, available, and confidential.

Certifications obtained by our businesses in the fields of data security, privacy protection, and cybersecurity[5]

Taobao and Tmall Group	ISO 27001, Multi-level Protection of Information Security Scheme, security certification for apps on the mobile Internet
Alibaba International Digital Commerce Group	ISO 27001, ISO 27701, Personal Information Management System, Multi-level Protection of Information Security Scheme, PCI-DSS certification
Cainiao Smart Logistics Network Limited	ISO 27001, ISO 27701, Multi-level Protection of Information Security Scheme
Local Services Group	ISO 27001, Multi-level Protection of Information Security Scheme
Hujing Digital Media and Entertainment Group	ISO 27001, Multi-level Protection of Information Security Scheme

Alibaba Cloud is committed to building a robust compliance system for its global business. It makes constant efforts to improve its security compliance, allowing customers to efficiently meet the security compliance requirements specific to their regions and industries.

Worldwide	Chinese Mainland		Overseas regions and industries	
ISO 9001 ISO 27001 ISO 27017 ISO 27018 ISO 27701 ISO 29151 ISO 20000 ISO 22301 ISO 27799 ISO 27040 ISO 37301 ISO 42001 BS 10012 CSA STAR PCI DSS/PCI 3DS SOC1/SOC2/SOC3 CyberGRX CyberVadis GxP	Cyberspace Administration of China	**Security assessments for cloud computing services:** E-government cloud (enhanced level) Financial cloud (enhanced level)	**European Union** EU Cloud CoC GDPR compliance assessments **United States** NIST 800-53 NIST CSF SEC Rule 17a-4(f) TRUSTe **Germany** C5 TISAX AIC 4 Trusted Cloud **United Arab Emirates** DESC CSP **Philippines** BSP compliance assessments **Malaysia** BNM & SC compliance assessments	**Singapore** MTCS Cyber Trust Mark OSPAR DPTM CBPR/PRP **Indonesia** OJK & BI compliance assessments **South Korea** K-ISMS **Hong Kong SAR, China** HKMA compliance assessments HKIA compliance assessments SFC compliance assessments SRAA compliance assessments **Macao SAR, China** AMCM compliance assessments
	Ministry of Public Security	**Multi-level Protection of Information Security Scheme:** Financial cloud (IaaS/PaaS, Level 4) Public cloud (IaaS/PaaS/SaaS, Level 3) E-government cloud (IaaS/PaaS, Level 3) Sales license for security products Testing for specialized cybersecurity products		
	Ministry of Industry and Information Technology	**China Academy of Information and Communications Technology:** Security assessments for trusted cloud systems Product Security Capability Assessment		
	State Administration for Market Regulation	**China Cybersecurity Review, Certification and Market Regulation Big Data Center:** Certification for specialized cybersecurity products Certification for data security management		
	State Cryptography Administration	**Security capability assessments for cryptographic applications:** Public cloud (IaaS, Level 3) E-government cloud (IaaS, Level 3)		

Enhancing technology ethics

Alibaba hopes to maintain public trust by building technology ethics rooted in accountability and responsibility. While we adhere to our strategy of "AI-driven", we pay close attention to matters such as safety, fairness, and privacy in the domain of AI. Our approach is to practice responsible AI. Drawing inspiration from mechanisms and initiatives for AI governance, such as the Global Digital Compact, the Global AI Governance Initiative, and the Artificial Intelligence Act, we have proposed six fundamental principles for technology ethics governance, including people-centricity, inclusion & integrity, privacy protection, safety & reliability, trustworthiness & controllability, and open co-governance.

Management structure and system

At Alibaba, the Committee on Governance of Ethics in Science and Technology is primarily responsible for: (1) establishing a technology ethics governance system and constantly improving it; (2) releasing management policies and operational specifications; (3) formulating review mechanisms and strategies; and (4) deploying technical tools or solutions. This committee is chaired by Alibaba's CTO, who also heads the Technology Ethics Working Group, which reports to the Sustainability Steering Committee and provides organizational support for the implementation of technology ethics measures. At the Group level, we have released the Code of Governance of Ethics in Science and Technology of Alibaba Group as well as the Management Standards for the Ethics Review of Science and Technology of Alibaba Group.

Based on its own circumstances, each business sets up an organizational support mechanism for technology ethics reviews under the guidance of the Committee on Governance of Ethics in Science and Technology. This mechanism is for tasks such as: (1) developing detailed rules and regulations for the business; (2) implementing a working mechanism for technology ethics reviews; and (3) conducting technology ethics reviews for specific projects. As of March 31, 2025, businesses such as Taobao and Tmall Group, Cloud Intelligence Group, Alibaba International Digital Commerce Group, DingTalk, and Quark had established their organizational support mechanisms.

Management measures

Despite its rapid development and increasing application, AI is still in its nascent stage, and its governance requires further exploration. We have optimized our governance system and measures to address emerging risks, such as content safety, privacy protection, and model safety. For issues that are unclear or lack established consensus, we consistently invest resources in collaborative research with academia and industries as well as stakeholders on the upstream and downstream.

We classify our AI-related business scenarios into two major categories defined along the line between AI models and applications built upon these models. In FY2025, we further bolstered our management measures for technology ethics in these two aspects.

Model training phase

The quality of data used for model training largely determines the upper limit to a model's capabilities and safety level. Therefore, we attach great importance to data quality and data compliance governance. Data sources are subjected to review and selected only if they are credible. In the process of constructing datasets, we perform cleanup and safety filtering to remove data that contains risks.

Improving the inherent security of models plays a core and critical role in model governance. To help models better align with human judgments and values, we use measures such as incremental pre-training, reinforcement learning, safety datasets, and safety alignment.

Service launch phase

Alibaba's technology ethics review adopts a risk classification and grading approach to balance the dual goals of development and governance for AI. As we have practiced this approach over time, we have created a multi-dimensional checklist covering factors such as compliance, informed consent, transparency, and fairness. The checklist has been phased in across all businesses to address their AI scenarios, including those involving the use of models or model-based applications.

Content generation phase

User inputs and AI responses both have an impact on the overall risk level. To mitigate risks, we implement management measures such as retrieval augmentation as well as review and filtering on inputs and outputs.

Content distribution phase

In scenarios where AI-generated content is distributed to consumers, we progressively enhance our technical capabilities of examining content like images, videos, and audio clips to determine if it has been generated or synthesized with AI. For content that has been confirmed as AI-generated, we add a noticeable label on its display page to alert consumers.

Building capabilities for AI governance

In response to the rapid iteration of AI and the constant expansion of its application scenarios, we are working actively to explore and build governance capabilities, particularly for technologies, so that we can address challenges and seize opportunities.

Constructing datasets for technology ethics

Constructing datasets is a long-term and systematic process, encompassing everything from establishing a knowledge system to obtaining data, building knowledge, and evaluating models. Model evaluation helps identify areas of weakness so that we can add missing data and iterate the step of building knowledge, thus creating a virtuous cycle. In FY2025, we worked progressively to construct a dataset for technology ethics. Under our six basic principles, we defined 11 first-level labels representing top priorities in technology ethics, such as the protection of minors, intellectual property, and the elimination of discrimination or bias. Data for technology ethics was obtained via multiple channels, including data purchases, expert consultations, and historical records.

Building safety capabilities through prompt enhancement

Prompt enhancement is a technology that sets principles for AI safety and technology ethics to guide models. It stimulates the intrinsic safety capabilities of models to bring them into line with these principles. We apply prompt enhancement to external guardrails, leveraging the capabilities of models to understand instructions and natural language. This approach, working under the aforementioned principles, ensures that AI responses to potentially high-risk requests are more aligned with technology ethics.



Blue teaming for evaluating large model safety

In FY2025, we phased in blue teaming for our process of evaluating large model safety. This methodology, grounded in the belief that defending against attacks helps enhance security, incorporates diverse perspectives to reveal potential or unknown risks. We have launched an attack-and-defense platform for large models, offering red team members a simulated environment where they are encouraged to discover vulnerabilities. In collaboration with Zhejiang University, Tsinghua University, and Fudan University, we have initiated the Large Model Security Challenger Program, which invites external challengers to participate in attack simulations.

S-Eval, a large-model-based automated framework for safety evaluation

We have worked with Zhejiang University to design S-Eval, an automated framework that generates and assesses samples for evaluating large model safety. Based on automatically generated prompts for basic risks and attacks, S-Eval dynamically adapts to rapidly evolving model technologies and emerging safety threats. This framework has been open-sourced on Github, Hugging Face, and Compass Hub.

Enhancing consensus for common development

We advocate for technology ethics governance within the company. To that end, we have launched various initiatives for sharing insights on cutting-edge technologies and governance trends or organizing seminars that bring together internal and external experts. These initiatives focus technical personnel's attention on technologies that may lead to ethical issues and risks that are associated with technology ethics. As a result, we can enhance their awareness and competence in the field of technology ethics. Furthermore, we actively engage in activities such as industry conferences and standard formulation.

We have established an external advisory team for the Committee on Governance of Ethics in Science and Technology to incorporate expert opinions reflecting external perspectives, thereby providing strategic guidance and decision support for the development of a technology ethics governance framework. In FY2025, we signed the Artificial Intelligence Safety Commitments published by the China AI Industry Alliance (AIIA). This is a six-fold commitment, covering safety team building, model safety testing, data protection measures, and infrastructure safety, among others.

We work with professional third parties to play an active role in the formulation of technical standards related to AI governance, including national and international standards. These standards cover areas such as digital watermarking, image tampering detection, technologies for detecting AI-generated or AI-synthesized content, pre-training for generative AI, and the optimization of data safety in training.

In FY2025, the Committee on Governance of Ethics in Science and Technology launched a training course titled Computer Ethics -- A Practical Guide for the Era of Human-computer Integration, targeting employees in technical and risk management roles. The course systematically teaches how to identify ethical risks in R&D and address them properly, thereby greatly increasing technology ethics awareness among employees.



Constant efforts to provide AI training

We have launched a training program known as AI Chaser. It is available to the general public as well as our employees and focuses on the application and governance of advanced AI, covering new AI technologies, new perspectives on AI governance, and new trends in sustainable development. In FY2025, the program ran 12 editions.

Alibaba Cloud and DingTalk have obtained **ISO 42001 certification** for AI management systems.

Appendix 1 ESG Key Performance Metrics Table

Environment	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
Total GHG emissions (Scopes 1, 2, 3)[1,2,3]	**$MtCO_2e$**	**10,460,720**	**9,927,762**	**10,290,709**	**10,263,149**
Scope 1 emissions	$MtCO_2e$	510,369	540,575	398,668	485,983
Scope 2 emissions	$MtCO_2e$				
- market-based	$MtCO_2e$	2,178,169	1,817,243	2,124,793	1,920,925
- location-based	$MtCO_2e$		2,940,588	3,733,673	3,927,319
Scope 3 emissions[2,4,5]	$MtCO_2e$	7,772,182	7,569,944	7,767,248	7,856,241
Carbon offsets	**$MtCO_2e$**		**118,064**	**231,048**	**11,659**
Scope 1 carbon offsets	$MtCO_2e$		2,670	1,395	11,659
Scope 2 carbon offsets	$MtCO_2e$		0	0	0
Scope 3 carbon offsets	$MtCO_2e$		115,394	229,653	0
Net GHG emissions (after applying offsets) (Scopes 1, 2, 3)	**$MtCO_2e$**	**10,460,720**	**9,809,698**	**10,059,661**	**10,251,490**
Scope 1 net emissions[6]	$MtCO_2e$	510,369	537,905	397,273	474,324
Scope 2 net emissions[6]	$MtCO_2e$	2,178,169	1,817,243	2,124,793	1,920,925
Scope 3 net emissions[6]	$MtCO_2e$	7,772,182	7,454,550	7,537,595	7,856,241
GHG emissions density (after applying offsets) (net GHG emissions in Scopes 1, 2, 3 per unit of revenue)[3]	**$MtCO_2e$/million RMB of revenue**	**13.7**	**12.5**	**11.6**	**11.0**
Scope 1 emissions intensity	$MtCO_2e$/million RMB of revenue	0.7	0.7	0.5	0.5
Scope 2 emissions intensity	$MtCO_2e$/million RMB of revenue	2.8	2.3	2.4	2.1
Scope 3 emissions intensity	$MtCO_2e$/million RMB of revenue	10.2	9.5	8.7	8.4

1. (1) We apply the principle of operational control to define the boundaries of this GHG inventory. It covers those GHG emissions categories in Scopes 1, 2, and 3 that are both significant for Alibaba in the fiscal year ended March 31, 2025 (FY2025) and measurable. The GHG categories covered in this inventory include carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), nitrogen trifluoride (NF_3), and sulfur hexafluoride (SF_6). In the results of the inventory, five GHGs, CO_2, N_2O, CH_4, HFCs, and SF_6, were found in this reporting period. Please refer to Appendix 3 for detailed Scope 3 emission inventory categories. (2) The total GHG emissions are the sum of Scope 1, Scope 2 (market-based) and Scope 3 (market-based).
2. In FY2025, we used the latest electricity-sector carbon dioxide emissions factors released by the Ministry of Ecology and Environment of the People's Republic of China in 2022.
3. In FY2025, the divestiture of Sun Art was completed, and the divestiture of Intime was also mostly completed. Therefore, the statistics for this fiscal year do not account for Sun Art and Intime, and historical data has been adjusted accordingly. Correspondingly, in accordance with the principles of comparability of measurement basis, availability of data, and materiality, when calculating the economic intensity data related to environmental indicators for fiscal year 2025, the revenue calculation scope is the revenue of Alibaba Group in fiscal year 2025 deduct the estimated revenue of Sun Art Retail Group for 11 months in fiscal year 2025.
4. In FY2025, we enhanced our data governance and management. To improve the accuracy of our emissions calculations, we collected information on the aircraft models used by cargo flights so that we could categorize and calculate carbon emissions in air transportation by aircraft type. That had an impact on the Scope 3 calculation results. However, due to a lack of historical data, we could not make recalculation.
5. For these indicators, emissions calculations are all market-based.
6. Net emissions are the difference between emissions and carbon offsets. This calculation method applies to Scope 1 emissions, Scope 2 emissions (market-based), and Scope 3 emissions (market-based).

Environment	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
Total GHG emissions reduction[2,3]	**$MtCO_2e$**	**550,515**	**1,547,687**	**2,549,934**	**2,871,726**
Scope 1 emissions reduction	$MtCO_2e$		272	2,124	6,472
Scope 2 emissions reduction	$MtCO_2e$	550,515	1,147,151	1,624,075	2,021,782
Scope 3 emissions reduction	$MtCO_2e$		400,264	923,735	843,472
Scope 3+ emissions reduction	$MtCO_2e$		22,907,425	33,337,734	59,207,571
Total energy consumption	**MWh**	**5,242,053**	**5,565,054**	**5,929,143**	**7,635,126**
Direct energy consumption	**MWh**	1,591,653	1,639,234	933,096	877,339
Direct energy consumption intensity (direct energy consumption per unit of revenue)[3]	MWh/million RMB of revenue	2.1	2.1	1.1	0.9
Natural gas	Thousand m^3	6,072	6,490	10,377	13,258
Liquefied petroleum gas	Ton	2.4	2.1	1.7	0.8
Diesel	Ton	126,673	130,180	67,954	60,817
Gasoline	Ton	190	261	283	198
Indirect energy consumption: purchased electricity	**MWh**	3,650,400	3,925,820	4,971,733	6,747,165
Indirect energy consumption intensity: purchased electricity (indirect energy consumption per unit of revenue)[3]	MWh/million RMB of revenue	4.8	5.0	5.7	7.2
Percentage of clean electricity	%		38.9	44.3	52.2
Indirect energy consumption: purchased heat	**MWh**			24,314	10,622
Indirect energy consumption intensity: purchased heat (indirect energy consumption per unit of revenue)[3]	MWh/million RMB of revenue			0.03	0.01
Renewable energy consumption	**MWh**	**365,193**	**749,656**	**1,208,527**	**2,118,021**
Average PUE of self-built data centers[7]	**/**	**1.247**	**1.215**	**1.200**	**1.190**
Average PUE of leased data centers[7]	**/**			**1.269**	**1.253**

7. PUE is the ratio of a data center's total energy consumption to the energy consumption of its IT equipment.

Environment	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
Packaging					
Total quantity of packaging	Ton			212,592	188,604
Packaging intensity[3]	Ton/million RMB of revenue			0.2	0.2
Water resources					
Total water consumption[8]	m^3			11,907,041	13,479,552
Total water consumption intensity[3]	m^3/million RMB of revenue			13.7	14.5
Waste					
Total quantity of non-hazardous waste[9]	Ton			84,242	123,449
Non-hazardous waste intensity[3]	Ton/million RMB of revenue			0.10	0.13
Total quantity of hazardous waste	Ton			1,389	640
Hazardous waste intensity[3]	Ton/million RMB of revenue			0.0016	0.0007

8. In FY2025, we enhanced data governance and management, which led to more accurate water consumption data for a few businesses.
9. In FY2025, we enhanced data governance and management, which led to more accurate non-hazardous waste data for a few businesses.

Social	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
Employment - Employee numbers[10]					
Total number of employees	**People**	**134,804**	**129,394**	**123,153**	**124,320**
Percentages of employees by gender					
Male	%		65.4	65.2	64.6
Female	%		34.6	34.8	35.4
Percentages of employees by age					
<=35	%		75.8	73.4	70.3
36-50	%		23.7	26.0	28.9
>50	%		0.5	0.6	0.8
Percentages of employees by work location					
Chinese Mainland	%		84.9	86.6	86.8
Hong Kong, Macao, and Taiwan	%		0.9	1.1	1.1
Other countries and regions	%		14.2	12.3	12.1
Number of employees with physical disabilities	**People**		**106**	**96**	**93**
Percentage of women in management					
Management[11]	%		29.0	28.3	28.8
Senior management	%		25.0	30.0	37.5

10. The scope of employee data includes full-time employees of all the consolidated entities of Alibaba Group. In FY2025, the divestiture of Sun Art was completed and the divestiture of Intime was mostly completed. We also retrospectively adjusted the historical data, removing the data for Sun Art and Intime.
11. Management refers to employees who are responsible for managing and leading other full-time employees.

Social	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
Employee turnover[12]					
Total turnover rate	**%**		**27.0**	**29.3**	**23.5**
Percentages of employee turnover by gender					
Male	%		27.4	28.2	23.1
Female	%		26.2	31.4	24.3
Percentages of employee turnover by age					
<=35	%		27.9	30.2	24.9
36-50	%		24.0	26.4	19.9
>50	%		24.8	36.6	26.0
Percentages of employee turnover by work location					
Chinese Mainland	%		26.7	26.7	22.4
Hong Kong, Macao, and Taiwan	%		24.9	22.3	24.4
Other countries and regions	%		29.1	45.3	31.8
Training and education[13]					
Average hours of training per employee	**Hour**	**49.0**	**51.0**	**15.6**	**16.1**
Average hours of training per employee by gender					
Male	Hour		54.0	16.1	17.9
Female	Hour		45.5	14.5	12.8
Average hours of training per employee by level					
Management	Hour		63.9	18.2	20.0
Non-management	Hour		48.5	15.1	15.4

12. In FY2025, the divestiture of Sun Art was completed, and the divestiture of Intime was also mostly completed. Therefore, employee attrition data from these entities is excluded from FY2025's statistics. We also retrospectively adjusted the historical data, removing the data for Sun Art and Intime.
13. The scope of statistics on employee training, health, and safety includes all full-time employees in the business groups and companies directly managed by Alibaba Group. Employee training refers to professional training, courses, lectures, and educational activities that employees participate in on our learning platforms.

Social	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
Percentage of employees trained	**%**		**96.9**	**83.3**	**82.2**
Percentages of employees trained by gender					
Male	%		96.9	85.3	83.7
Female	%		96.8	79.5	79.4
Percentages of employees trained by level					
Management	%		97.9	87.5	85.6
Non-management	%		96.7	82.6	81.6
Employee health and safety[13, 14]					
Number of work-related fatalities	People	0	1	2	0
Work-related fatality rate[15]	%	0	0.0009	0.0021	0.0000
Number of work-related injuries	People	25	20	31	79
Number of workdays lost due to work-related injuries	Day	839	429	653	1,545
Work-related injury rate[16]	Number of work-related injuries/ million working hours	0.11	0.09	0.16	0.41
Number of suppliers[17]		**5.33**	**4.48**	**6.23**	**4.16**
Chinese Mainland	x 10,000	3.61	3.10	4.57	3.15
Other countries and regions	x 10,000	1.72	1.38	1.66	1.01

14. Statistics for work-related injuries and fatalities were compiled from records maintained by the HR team and verified by the local government.
15. Work-related fatality rate = (Number of work-related fatalities / Total number of employees) * 100%
16. Work-related injury rate = (Number of recorded work-related injuries / Total working hours of employees) * 1,000,000
17. Suppliers included here are those that had valid cooperation with our main businesses in FY2025. We have updated our disclosure criteria for this fiscal year to exclude suppliers that did not have valid cooperation during the fiscal year. The location information of suppliers is based on their company registration locations, not places where they work for Alibaba.

Appendix 2 ESG Data Verification Statement

Bureau Veritas Certification

ESG ENVIROMENTAL DATA VERIFICATION OPINION

is awarded to

Alibaba Group Holding Limited

Bureau Veritas Certification (Beijing) Co., Ltd (BVC China) was engaged to conduct an independent verification of the environmental data in ESG report of Alibaba Group Holding Limited ("Alibaba Group") registered in Offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands for the period stated below. This Verification Opinion applies to the related information included within the scope of work described below.

The determination of the environmental data is responsibility of Alibaba Group. BVC China's responsibility was to provide independent verification on the accuracy of those data reported, and the underlying systems and processes used to collect, analyze, and review the information.

Boundaries of the reporting company covered by the verification:
- Operational Control
- Headquarter and Branches, Worldwide

Period covered by this verification:
- April 1, 2024 to March 31, 2025

Level of Assurance:
- Reasonable

(Except scope 3+ GHG emissions reduction, which is a limited assurance level)

Verification Methodology:
- Interviews with relevant personnel of Alibaba Group
- Review of documentary evidence produced by Alibaba Group
- Review of Alibaba Group's data and information systems and methodology for data collection, aggregation, and analysis, and
- Audit of samples of data used by Alibaba Group to determine those environmental data

Assurance Opinion:
Based on the process and procedures conducted, in our opinion, Alibaba Group has established appropriate systems for the collection, aggregation and analysis of quantitative data for determination of those environmental data for the stated period and boundaries. The data are reliable.

Statement of independence, impartiality, and competence:
The Bureau Veritas Group is an independent professional services company that specializes in Quality, Health, Safety, Social and Environmental management with over 190 years history in providing independent assurance services.
No member of the verification team has a business relationship with Alibaba Group, its Directors or Managers beyond that required of this assignment. We conducted this verification independently and to our knowledge there has been no conflict of interest.
The Bureau Veritas Group has implemented a Code of Ethics across the business to maintain high ethical standards among staff in their day-to-day business activities.

Lead verifier: Ivy LIU
No.: EMI26665963
Version No.: No.1

Verification date: 14/04/2025 - 30/05/2025
Issue date: 12/06/2025

Signed on behalf of
Bureau Veritas Certification (Beijing) Co., Ltd

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663

Page 1 of 4

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Verified Environmental Data List of Alibaba Group ESG Report (GHG emissions related data)

Environmental data	Value	Unit	Verification criteria
Total GHG emissions [1] where:	**10,263,149**		
Scope 1 GHG emissions	485,983		• ISO 14064-1:2018 Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals
Scope 2 GHG emissions (Market-based)	1,920,925		
Scope 2 GHG emissions (Location-based [2])	3,927,319		
Scope 3 GHG emissions [3]	7,856,241		• ISO 14064-2:2019 Specification with guidance at the project level for quantification, monitoring and reporting of greenhouse gas emission reductions or removal enhancements
Total GHG offsets [4] where:	**11,659**	ton CO_2e	
Scope 1 GHG offsets	11,659		
Total net GHG emissions [5] where:	**10,251,490**		
Scope 1 net GHG emissions	474,324		• ISO 14064-3:2019 Specification with guidance for the verification and validation of greenhouse gas statements
Scope 2 net GHG emissions	1,920,925		
Scope 3 net GHG emissions	7,856,241		
Total net GHG emissions intensity [6] where:	**11.0**		• GHG Protocol A Corporate Accounting and Reporting Standard
Scope 1 net GHG emissions intensity	0.5	ton CO_2e/ million RMB revenue	
Scope 2 net GHG emissions intensity	2.1		• GHG Protocol Corporate (and Value Chain-Scope 3) Accounting and Reporting Standard
Scope 3 net GHG emissions intensity	8.4		
Total GHG emissions reduction [7] where:	**2,871,726**		• Methodological tool: Tool to calculate the emission factor for an electricity system Version 5.0
Scope 1 GHG emissions reduction	6,472		
Scope 2 GHG emissions reduction	2,021,782	ton CO_2e	• Grid connected renewable electricity generation Version 18.0
Scope 3 GHG emissions reduction	843,472		
Scope 3+ GHG emissions reduction [8]	**59,207,571**		

Note:
[1] Data and information supporting the Scope 1, 2, and 3 GHG emission assertions were historical and, in some cases, estimated in nature;
[2] Scope 2 GHG emissions with location-based are for reference and are not included in the total GHG emissions, while the scope 2 GHG emissions with market-based are included in the total GHG emissions;
[3] Scope 3 categories include: Purchased Goods & Services (the statistical scope of electricity use in purchased services is market-based), Upstream Transportation and Distribution, Business Travel, Employee Commuting, Upstream Leased Assets, Downstream Leased Assets (the statistical scope of electricity use in downstream leased assets is market-based), Franchises and Investments;
[4] The GHG offsets come from the VCUs under VCS programme purchased by Alibaba Group;
[5] Net GHG emissions are calculated by GHG emissions minus GHG offsets;
[6] In fiscal year 2025, Alibaba Group has completed the divestiture of Sun Art Retail Group and largely completed the divestiture of Intime. Therefore, the environmental indicators data of Alibaba Group have excluded Sun Art Retail Group and Intime. Correspondingly, in accordance with the principles of comparability of measurement basis, availability of data, and materiality, when calculating the economic intensity data related to environmental indicators for fiscal year 2025, the revenue calculation scope is the revenue of Alibaba Group in fiscal year 2025 deduct the estimated revenue of Sun Art Retail Group for 11 months in fiscal year 2025. The revenue data of Alibaba Group is from Alibaba Hong Kong Stock Announcement (HKEX Stock code: 9988) "March Quarter 2025 and Fiscal Year 2025 Results", and the revenue data of Sun Art Retail Group is from Sun Art Retail Group Limited Hong Kong Stock Announcement (HKEX Stock code: 6808) "Annual Results Ended 31 March 2025".
[7] GHG emissions reduction is the sum of reduction of Scope 1, 2, and 3. It comes from the efficiency improvement through digitalization, energy transition, and reducing and optimizing packaging. The efficiency improvement through digitalization involves GHG emissions reduction scenarios including intelligent management on the campuses, low-carbon business travel solutions for employees, and intelligent route planning. Energy transition involves GHG emissions reduction scenarios including clean electricity use and transportation electrification. The GHG emissions reduction data here is rounding operation. Please refer to the "GHG Emissions Reduction Verification Opinion" for details.
[8] Scope 3+ GHG emissions reduction are divided into two categories: engagement (leveraging platforms to engage more stakeholders in de-carbonization) and enablement (digitalization to drive emissions reduction). The scope 3+ GHG emissions reduction data here is rounding operation. Please refer to the "Scope 3+ GHG Emissions Reduction Verification Opinion" for details.

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663

Page 2 of 4

Bureau Veritas Certification

Verified Environmental Data List of Alibaba Group ESG Report (Energy consumption and packaging related data)

Environmental data	Value	Unit	Verification criteria
Total energy consumption Where:	**7,635,126**	MWh	
Direct energy consumption	**877,339**	MWh	
Natural gas consumption	13,258	Km³	
Liquefied petroleum gas consumption	0.8		
Diesel consumption [1]	60,817	ton	
Gasoline consumption	198		
Direct energy consumption intensity [2]	0.9	MWh/million RMB revenue	
Indirect energy consumption: Electricity	**6,747,165**	MWh	
Indirect energy consumption intensity [2]: Electricity	7.2	MWh/million RMB revenue	
Indirect energy consumption: Heat	**10,622**	MWh	
Indirect energy consumption intensity [2]: Heat	0.01	MWh/million RMB revenue	
Renewable energy consumption	**2,118,021**	MWh	
The proportion of clean electricity for Alibaba Group [3]	**52.2**	%	
The proportion of clean electricity use for data centers within operational control under Alibaba Cloud [4]	64.0	%	
The proportion of clean electricity use for the leased data centers of Alibaba Cloud [5]	22.4	%	
The proportion of clean electricity within operational control under Cainiao [6]	33.8	%	• International Standard on Assurance Engagements ISAE 3000 (Revised), Assurance Engagements Other than Audits or Reviews of Historical Financial Information
The proportion of clean electricity within operational control and in its value chain under Administrative Line (Qincheng Intelligent Space) [7]	47.8	%	
Data centers' average power usage effectiveness within operational control under Alibaba Cloud (PUE) [8]	**1.190**	\	
Data centers' average power usage effectiveness leased by Alibaba Cloud (PUE) [9]	**1.253**	\	
Progress in GHG emissions per unit area for Alibaba Group's self-used office campuses compared to previous fiscal year [10]	**-36.7**	%	
Packaging weight	**188,604**	ton	
Packaging intensity [2]	0.2	ton/million RMB revenue	
Reducing, recycling and reusing packaging [11]			
Saved packaging materials by packing algorithms	8,820	ton	
Number of packages by verified minimalistic packaging solutions tailored	123,403,344	packages	
Saved packaging materials by verified minimalistic packaging solutions tailored	6,319	ton	
Number of packages by verified ships in own container (SIOC)	684,129,376	packages	
Saved packaging materials by verified ships in own container (SIOC)	112,015	ton	
Saved packaging materials by electronic packing list	5,286	ton	
Saved packaging materials by optimizing way bill designs	5,580	ton	
Number of packages by verified reusing old cardboard boxes in the warehouses	35,970,989	packages	
Saved packaging materials by reusing old carton boxes in the warehouses	13,487	ton	
Saved packaging materials by reusing recycled boxes	17,248	ton	

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663

Page 3 of 4

Bureau Veritas Certification

Verified Environmental Data List of Alibaba Group ESG Report (Water and Waste related data)

Environmental data	Value	Unit	Verification criteria
Total water consumption [12]	**13,479,552**	ton	
Water consumption intensity [2]	14.5	ton/million RMB revenue	
Others			
Circulating water usage of Administrative Line (Qincheng Intelligent Space)	32,887	ton	
Circulating water usage of Alibaba Cloud	40,625	ton	
Data centers' average water usage effectiveness within operational control under Alibaba Cloud (WUE) [13]	1.144	L/kWh	• International Standard on Assurance Engagements ISAE 3000 (Revised), Assurance Engagements Other than Audits or Reviews of Historical Financial Information
Data centers' average water usage effectiveness which mainly use air cooling architecture within operational control under Alibaba Cloud (WUE) [14]	0.329	L/kWh	
Data centers' average water usage effectiveness which mainly use water cooling architecture within operational control under Alibaba Cloud (WUE) [15]	1.800	L/kWh	
Total non-hazardous waste quantity [16]	**123,449**	ton	
Non-hazardous waste intensity [2]	0.13	ton/million RMB revenue	
Total hazardous waste quantity [17]	**640**	ton	
Hazardous waste intensity [2]	0.0007	ton/million RMB revenue	

Note:
[1] Diesel consumption for some logistics is estimated;
[2] In fiscal year 2025, Alibaba Group has completed the divestiture of Sun Art Retail Group and largely completed the divestiture of Intime. Therefore, the environmental indicators data of Alibaba Group have excluded Sun Art Retail Group and Intime. Correspondingly, in accordance with the principles of comparability of measurement basis, availability of data, and materiality, when calculating the economic intensity data related to environmental indicators for fiscal year 2025, the revenue calculation scope is the revenue of Alibaba Group in fiscal year 2025 deduct the estimated revenue of Sun Art Retail Group for 11 months in fiscal year 2025. The revenue data of Alibaba Group is from Alibaba Hong Kong Stock Announcement (HKEX Stock code: 9988) "March Quarter 2025 and Fiscal Year 2025 Results", and the revenue data of Sun Art Retail Group is from Sun Art Retail Group Limited Hong Kong Stock Announcement (HKEX Stock code: 6808) "Annual Results Ended 31 March 2025".
[3] This value is the ratio of clean electricity usage to total electricity consumption within operational control under Alibaba Group in fiscal year 2025;
[4] This value is the ratio of clean electricity usage to total electricity consumption of data centers within operational control under Alibaba Cloud in fiscal year 2025;
[5] This value is the ratio of clean electricity usage to total electricity consumption of the leased data centers of Alibaba Cloud in fiscal year 2025;
[6] This value is the ratio of clean electricity usage to total electricity consumption within operational control under Cainiao in fiscal year 2025;
[7] This value is the ratio of clean electricity usage to total electricity consumption within operational control and in its value chain under Administrative Line (Qincheng Intelligent Space) in fiscal year 2025; "Qincheng Intelligent Space" is a brand that provides smart campus services for various businesses of Alibaba Group;
[8] PUE is the ratio of the total electricity consumption of the data center to the electricity consumption of the IT equipment, which is the average power usage effectiveness of all the data centers within operational control under Alibaba Cloud in fiscal year 2025;
[9] PUE is the ratio of the total electricity consumption of the data center to the electricity consumption of the IT equipment, which is the average power usage effectiveness of all the data centers leased by Alibaba Cloud in fiscal year 2025;
[10] In fiscal year 2025, Alibaba Group achieved a 36.7% year-on-year reduction in the per unit area emissions of its self-used office campuses by continuously enhancing intelligent management, and more and more using clean electricity;
[11] Reducing, recycling and reusing packaging is based on the statistics of Cainiao's business scenarios;
[12] The amount of water consumption within operational control under Alibaba Group in fiscal year 2025 is based on existing statistics by the businesses of Alibaba;
[13] WUE is the ratio of the total water consumption of the data center to the electricity consumption of the IT equipment, which is the average water usage effectiveness of all the data centers within operational control under Alibaba Cloud in fiscal year 2025;
[14] This value is the average water usage effectiveness of data centers mainly using air cooling architecture within operational control under Alibaba Cloud in fiscal year 2025, including sites located in Zhangjiakou City of Hebei Province and Ulanqab City of Inner Mongolia;
[15] This value is the average water usage effectiveness of data centers mainly using water cooling architecture within operational control under Alibaba Cloud in fiscal year 2025;
[16] The amount of non-hazardous waste (general waste) within operational control under Alibaba Group in fiscal year 2025 is based on existing statistics by the businesses of Alibaba
[17] The amount of hazardous waste within operational control under Alibaba Group in fiscal year 2025 is based on existing statistics by the businesses of Alibaba. The hazardous waste comes from waste lamps, waste toner cartridges, waste batteries and so on.

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663

Page 4 of 4



Bureau Veritas Certification

GHG EMISSIONS REDUCTION VERIFICATION OPINION

is awarded to

Alibaba Group Holding Limited

Bureau Veritas Certification (Beijing) Co., Ltd (BVC China) was engaged to conduct an independent verification of the GHG emissions reduction related data in ESG report of Alibaba Group Holding Limited ("Alibaba Group") registered in Offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands for the period stated below. This Verification Opinion applies to the related information included within the scope of work described below.

The determination of the GHG emissions reduction is responsibility of Alibaba Group. BVC China's responsibility was to provide independent verification on the accuracy of those data reported, and the underlying systems and processes used to collect, analyze, and review the information.

Period covered by this verification:
- April 1, 2024 to March 31, 2025

Level of Assurance:
- Reasonable

Verification Methodology:
- Interviews with relevant personnel of Alibaba Group
- Review of documentary evidence produced by Alibaba Group
- Review of Alibaba Group's data and information systems and methodology for data collection, aggregation, and analysis; and
- Audit of samples of data used by Alibaba Group to determine related data

Assurance Opinion:
Based on the process and procedures conducted, in our opinion, Alibaba Group has established appropriate systems for the collection, aggregation and analysis of quantitative data for determination of related data for the stated period and boundaries. The data are reliable.

Statement of independence, impartiality, and competence:
The Bureau Veritas Group is an independent professional services company that specializes in Quality, Health, Safety, Social and Environmental management with over 190 years history in providing independent assurance services.
No member of the verification team has a business relationship with Alibaba Group, its Directors or Managers beyond that required of this assignment. We conducted this verification independently and to our knowledge there has been no conflict of interest.
The Bureau Veritas Group has implemented a Code of Ethics across the business to maintain high ethical standards among staff in their day-to-day business activities.

Lead verifier: Ivy LIU
No.: EMI26420771
Version No.: No.1

Verification date: 14/04/2025 - 30/05/2025
Issue date: 12/06/2025

Signed on behalf of
Bureau Veritas Certification (Beijing) Co., Ltd

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663
Page 1 of 3



Bureau Veritas Certification

Verified GHG Emissions Reduction List

Boundary of Scene [1]	GHG Emissions Reduction Scenarios	Value	Unit	Verification criteria
Subtotal GHG emissions reduction from scope 1 and 2		**2,028,254.06**		• ISO 14064-2:2019 Specification with guidance at the project level for quantification, monitoring and reporting of greenhouse gas (GHG) emission reductions or removal enhancements • The GHG Protocol for Project Accounting • ISO 14064-3:2019 Specification with guidance for the verification and validation of greenhouse gas statements • Methodologies: • Intelligent management on the campuses: Save the building operation energy by optimizing the operation of electrical appliances through algorithms • Low-carbon business travel solutions for employees: Replace high-carbon transportation by low-carbon transportation through algorithms, motivating low-carbon business travel • Transportation electrification: Achieve the GHG emissions reduction by the adoption of new energy vehicles • Intelligent route planning: Achieve the GHG emissions reduction by optimizing vehicle transportation path through algorithms • The solutions in reducing and optimizing the use of packaging materials: • Ships in own container (SIOC): A shipping label is affixed directly onto the product's original packaging and eliminates the need for an extra outer box • Recycling and reusing of cardboard boxes: Reuse old cardboard boxes in the warehouses • Use of circulation boxes: Use circulation boxes instead of disposable cardboard boxes in its transportation and warehouse operations • Optimizing waybill designs: Reduce the use of packaging materials by optimizing waybill designs • Optimizing packing lists: Introduce the electronic packing list which is a digital document that replaces the paper packing
Emissions Reduction Strategy				
Efficiency improvement through digitalization	Intelligent management on the campuses [2] Intelligent route planning	4,037.87		
Energy transition	Clean electricity use Transportation electrification	2,024,216.19		
Alibaba Group Businesses				
Alibaba Cloud	Clean electricity use	1,860,834.60		
Cainiao	Intelligent route planning Clean electricity use Transportation electrification	55,074.83		
Administrative Line (Qincheng Intelligent Space [3])	Intelligent management on the campuses [2] Clean electricity use	77,440.92		
Freshippo	Clean electricity use	34,663.30	ton CO_2e	
Others	Clean electricity use	240.41		
Subtotal GHG emissions reduction from scope 3		**843,472.30**		
Emissions Reduction Strategy				
Efficiency improvement through digitalization	Low-carbon business travel solutions for employees [4] Intelligent route planning	8,054.96		
Energy transition	Clean electricity use Transportation electrification	637,702.06		
Reducing and optimizing packaging	Cainiao's initiatives in reducing and optimizing the use of packaging materials	197,715.26		
Alibaba Group Businesses				
Alibaba Cloud	Clean electricity use	575,468.35		

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663
Page 2 of 3



Bureau Veritas Certification

Cainiao	Intelligent route planning Clean electricity use Transportation electrification Reducing and optimizing the use of packaging materials	229,145.28		list included in a package • Optimizing packaging designs: Reduce the use of packaging materials by optimizing packaging designs • Deploying packing algorithms: A packing algorithm is a computational method that suggests the optimal types, sizes, and designs of packaging boxes for specific items and shipping conditions, with the goal of minimizing the use of packaging materials
Administrative Line (Qincheng Intelligent Space [3])	Low-carbon business travel solutions for employees [4] Clean electricity use	25,978.98		
Others	Clean electricity use	12,881.69		
Total GHG Emissions Reduction from scope 1, 2 and 3		**2,871,726.36**		

Note:
[1] The above scenarios' boundaries are only in the Chinese Mainland under the control of Alibaba Group except Alibaba Cloud.
[2] The digital intelligent management of the campuses in the GHG emissions reduction data statistics here includes the air conditioning system, lighting system and leisure equipment control system of Xixi Campuses Park A in Hangzhou, Cloud Valley Campus in Hangzhou, Binjiang Campus in Hangzhou, Alibaba Center (Shenzhen) Campus, and Alibaba Center (Guangzhou) Campus.
[3] "Qincheng Intelligent Space" is a brand that provides smart campus services for various businesses of Alibaba Group.
[4] Low-carbon business travel solutions for employees are referred to as "Huanxing" and the GHG emissions reduction scenarios including (1) trains as a substitute for airplanes, (2) carpooling, and (3) subways.

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663
Page 3 of 3



Bureau Veritas Certification

SCOPE 3+ GHG EMISSIONS REDUCTION VERIFICATION OPINION

is awarded to

Alibaba Group Holding Limited

Bureau Veritas Certification (Beijing) Co., Ltd (BVC China) was engaged to conduct an independent verification of the Scope 3+ GHG emissions reduction related data in ESG report of Alibaba Group Holding Limited ("Alibaba Group") registered in Offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands for the period stated below. This Verification Opinion applies to the related information included within the scope of work described below.

The determination of the GHG emissions reduction data is responsibility of Alibaba Group. BVC China's responsibility was to provide independent verification on the accuracy of those data reported, and the underlying systems and processes used to collect, analyze, and review the information.

Period covered by this verification:
- April 1, 2024 to March 31, 2025

Level of Assurance:
- Limited

Verification Methodology:
- Interviews with relevant personnel of Alibaba Group
- Review of documentary evidence provided by Alibaba Group
- Review of Alibaba Group's data and information systems and methodology for data collection, aggregation, analysis, and
- Audit of samples of data used by Alibaba Group to determine related data

Assurance Opinion:
- Alibaba Group has established effective systems for the collection, aggregation, and analysis of quantitative data;
- This verification activity is on the base of the limited, rather than absolute assurance, and nothing has come to our attention to indicate that the methodology and GHG reduction data are systematically or materially wrong.

Statement of independence, impartiality, and competence:
The Bureau Veritas Group is an independent professional services company that specializes in Quality, Health, Safety, Social and Environmental management with over 190 years history in providing independent assurance services.

No member of the verification team has a business relationship with Alibaba Group, its Directors or Managers beyond that required of this assignment. We conducted this verification independently and to our knowledge there has been no conflict of interest.

The Bureau Veritas Group has implemented a Code of Ethics across the business to maintain high ethical standards among staff in their day-to-day business activities.

Lead verifier: Dan DENG
No.: EMI26666124
Version No.: No.1

Verification date: 14/04/2025 - 30/05/2025
Issue date: 12/06/2025

Signed on behalf of
Bureau Veritas Certification (Beijing) Co., Ltd

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663
Page 1 of 2



Bureau Veritas Certification

Verified Scope 3+ GHG Emissions Reduction List

GHG Emissions Reduction Scenarios [1]	Value	Unit	Verification criteria
Total Scope 3+ GHG Emissions Reduction	**59,207,570.98**	**ton CO_2e**	• ISO 14064-2:2019 Specification with guidance at the project level for quantification, monitoring and reporting of greenhouse gas emission reductions or removal enhancements • The GHG Protocol for Project Accounting • ISO 14064-3:2019 Specification with guidance for the verification and validation of greenhouse gas statements • Scope 3+ Emission Reduction: Corporate Climate Action Methodology Beyond the Value Chain • TCAS 804-2024 General rules for enterprise scope 3+ greenhouse gas emission reduction accounting and reporting • Guidance on Avoided Emissions • Research report on quantitative methodology of emission reduction on Xianyu • Research report on the emission reduction effect of reusable delivery bins adopted by post stations • Methodology for assessing carbon efficiency of Alibaba Cloud services: 2nd Ed • Research report on the calculation methodology and model of carbon reduction account for Ding Talk • Methodology of emission reduction for low-carbon travel in Beijing • General technical requirements for evaluating emission reduction of energy-efficient end-use products • Technical requirements for evaluating emission reductions of energy-efficient end-use products - Room air conditioners • Research report on the calculation model of emission reduction by cutlery-free option on Ele.me • Technical specification at the project level for assessment of greenhouse gas emission reductions: Photovoltaic panels etc.
By decarbonization strategies			
Enablement [2]	**15,608,161.94**		
Low-carbon cloud services	11,190,423.57		
Low-carbon office	4,417,738.37		
Engagement [3]	**43,599,409.04**	ton CO_2e	
Low-carbon products	29,077,117.10		
Low-carbon mobility	1,592,649.65		
Low-carbon catering	32,619.80		
Reuse and recycle of idle goods	12,897,022.49		
By Alibaba Group businesses			
Taobao and Tmall Group	29,235,710.65		
Cloud Intelligence Group	11,190,423.57		
Alibaba International Digital Commerce Group	12,713,153.59		
Cainiao Smart Logistics Network Limited	25,275.35	ton CO_2e	
Ding Talk	4,417,738.37		
Ele.me	32,619.80		
Amap	1,592,649.65		

Note:
[1] The above scenarios' boundaries are within the Chinese Mainland under operational control of Alibaba Group, except those of Cloud Intelligence Group and Alibaba International Digital Commerce Group;
[2] Businesses with enablement include Cloud Intelligence Group (low-carbon cloud services), and Ding Talk (low-carbon office);
[3] Engagement-related scenarios include: low-carbon products sales service and auction service by Taobao and Tmall Group, idle goods trade and recycling programs by Xianyu, carton packaging recycling and clothing recycling by Cainiao Smart Logistics Network Limited, low-carbon mobility by Amap, cutlery-free and small dishes programs by Ele.me, new energy products sales service by Alibaba International Digital Commerce Group etc.

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663
Page 2 of 2

Ernst & Young Hua Ming LLP
Level 17, Ernst & Young Tower
Oriental Plaza, 1 East Chang An Avenue
Dongcheng District
Beijing, China 100738

安永华明会计师事务所（特殊普通合伙）
中国北京市东城区东长安街1号
东方广场安永大楼17层
邮政编码: 100738

Tel电话: +86 10 5815 3000
Fax传真: +86 10 8518 8298
ey.com

Independent Practitioner's Assurance Report

Ernst & Young Huaming (2025) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

To the Board of Directors of Alibaba Group Holding Limited:

Scope

We have been engaged by Alibaba Group Holding Limited (the "Company") to perform a 'limited assurance engagement,' as defined by International Standards on Assurance Engagements, here after referred to as the engagement, to report on ESG Key Performance of the Company as listed below (the "Subject Matter") and included in the Alibaba's FY2025 Environmental, Social and Governance Report (the "ESG Report") as of 31 March 2025 and for the period from 1 April 2024 to 31 March 2025 (the "Period").

The Subject Matter

Employment and Labor Practices

As of 31 March 2025, the following policies adopted by the Company:

- Alibaba Group Code of Business Conduct;
- Alibaba Group Employee Rights Code; and
- Alibaba Group Code of Conduct Against Sexual Harassment.

As of 31 March 2025 and for the Period:

- Total workforce by gender, employment type (i.e. full-time), age group and geographical region; and
- Employee turnover rate by gender, age group and geographical region.

Health and Safety

As of 31 March 2025, the following policies adopted by the Company:

- Security Emergency Operation Guide; and
- Cainiao Smart Logistics Network Limited Environment, Health, and Safety (EHS) Management Manual.

1

Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2025) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

The Subject Matter (continued)

Health and Safety (continued)

For the Period, the following practices and programs implemented by the Company:

- Risk maps with applicable quantitative metrics and risks targeted improvement initiatives;
- Emergency drills on office campuses;
- First aid training sessions for certifying First-aid Responders;
- Mental health counseling options;
- Mental health activities; and
- Employee Wellbeing Program.

For the Period:

- Number and rate of work-related fatalities occurred; and
- Number of lost days due to work-related injury.

Development and Training

For the Period, the following trainings conducted by the Company:

- The participation of Lazada in the online learning platform initiative of the United Nations Global Compact ("UNGC");
- New employees training programs;
- "What Managers Should Know";
- Leadership development program; and
- Learn AI, Use AI training initiative.

For the Period:

- The percentage of employees trained by gender and employee category; and
- The average training hours completed per employee by gender and employee category.

2

Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2025) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

The Subject Matter (continued)

Supply Chain Management

As of 31 March 2025, the following policies adopted by the Company:

- Alibaba Supplier ESG Code of Conduct;
- Alibaba Group Holding Limited Supplier Compliance Management Specifications;
- Honesty and Integrity Agreement;
- Tmall Supermarket Merchant Onboarding Standards; and
- Cloud Intelligence Group General Principles for Supplier Management.

For the Period, the following practices and programs implemented by the Company:

- Supplier onboarding process;
- Supplier selection process;
- Supplier performance evaluation process;
- Supplier risk management process;
- Supplier ESG risk monitoring system;
- Inspection and correction in supplier ESG compliance management;
- Alibaba Supplier ESG Scoring Program;
- PUE management for Alibaba Cloud's leased data centers; and
- Requirements for the share of clean electricity for Alibaba Cloud suppliers.

As of 31 March 2025:

- Number of suppliers of the Company by geographical region.

3

Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2025) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

The Subject Matter (continued)

Product Responsibility

As of 31 March 2025, the following policies adopted by the Company:

- The merchant management rules and the product quality standards on e-commerce platforms;
- The food safety policies of Ele.me;
- Cloud Intelligence Group specifications and policies for the quality management of cloud products;
- Alibaba Group Privacy Policy and Compliance Rules; and
- Privacy protection policies on the Alibaba Group Privacy platform.

For the Period, the following practices and programs implemented by the Company:

- Alibaba Anti-counterfeiting Alliance;
- E-commerce platforms merchant vetting and product qualification management mechanism;
- E-commerce platforms complaint and reporting channels;
- Spot checks on the Taobao and Tmall platforms;
- Tmall Supermarket standardized stock-in inspection process;
- Tmall Supermarket recall process;
- Taobao and Tmall Group Intellectual Property Protection Platform;
- Alibaba International Digital Commerce Group Intellectual Property Protection Platform;
- Ele.me after-sales service for food safety;
- Ele.me food product spot checks & restaurants audits; and
- Privacy management feature for apps.

For the Period:

- Number of complaints received on the Taobao and Tmall platforms and how they were dealt with;
- Number of complaints received by Alibaba Cloud and how they were dealt with; and
- Number of recall incidents experienced in Tmall Supermarket.

4

Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2025) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

The Subject Matter (continued)

Anti-corruption
As of 31 March 2025, the following policies adopted by the Company: ● Alibaba Group Code of Business Conduct; and ● Alibaba Group Anti-Bribery and Anti-Corruption Policy.
For the Period, the following measures adopted and implemented by the Company: ● Channels for reporting corruption.
For the Period, the following training conducted by the Company: ● Anti-corruption training for the members of the Board of Directors; and ● Anti-corruption training for employees.
For the Period: ● Number of concluded legal cases regarding corrupt practices brought against the Company or its employees and outcomes of such cases.
Community Investment
For the Period, the following program implemented by the Company: ● "Three Hours for a Better World"; and ● "Cloud for Youth Program".
For the Period: ● Total employee volunteer service hours; and ● Amount of donation made by Alibaba Group to the Alibaba Foundation.

Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2025) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

Other than as described in the preceding paragraph, which sets out the scope of our engagement, we did not perform assurance procedures on the remaining information included in the Report, and accordingly, we do not express a conclusion on this information.

Criteria applied by the Company
In preparing the Subject Matter, the Company applied "B. Social of Subject Areas, Aspects, General Disclosures and KPIs" in C2 - Environmental, Social and Governance Reporting Code issued by the Stock Exchange of Hong Kong Limited and criteria as defined and disclosed in the ESG Report (the "Criteria").

Inherent limitations
The accuracy and completeness of the Subject Matter, including other non-financial information, is subject to inherent limitations given their nature and methods used for determining, calculating and estimating such information. Our assurance report should therefore be read in conjunction with the footnotes in the main text and Appendix 1 ESG Key Performance Metrics Table of the ESG Report.

The Company's responsibilities
The Company's management is responsible for selecting the Criteria, and for presenting the Subject Matter in accordance with that Criteria, in all material respects. This responsibility includes establishing and maintaining internal controls, maintaining adequate records and making estimates that are relevant to the preparation of the Subject Matter, such that it is free from material misstatement, whether due to fraud or error.

EY's responsibilities
Our responsibility is to express a conclusion on the presentation of the Subject Matter based on the evidence we have obtained.

We conducted our engagement in accordance with the *International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* ('ISAE 3000 (Revised)'), and the terms of reference for this engagement as agreed with the Company on 23 April 2025. Those standards require that we plan and perform our engagement to express a conclusion on whether we are aware of any material modifications that need to be made to the Subject Matter in order for it to be in accordance with the Criteria, and to issue a report. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risk of material misstatement, whether due to fraud or error.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our limited assurance conclusions.

Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2025) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Our independence and quality management
We have maintained our independence and confirm that we have met the requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, and have the required competencies and experience to conduct this assurance engagement.

EY also applies International Standard on Quality Management 1, *Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services engagements, which requires that we design, implement and operate* a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Description of procedures performed
Procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our procedures were designed to obtain a limited level of assurance on which to base our conclusion and do not provide all the evidence that would be required to provide a reasonable level of assurance.

Although we considered the effectiveness of management's internal controls when determining the nature and extent of our procedures, our assurance engagement was not designed to provide assurance on internal controls. Our procedures did not include testing controls or performing procedures relating to checking aggregation or calculation of data within IT systems.

A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the Subject Matter and related information, and applying analytical and other appropriate procedures.

Our procedures included:
1) Conducted interviews with personnel to understand the business and reporting process;
2) Conducted interviews with key personnel to understand the process of collecting, collating and reporting on the Subject Matter during the Period;
3) Checked that the calculation criteria have been correctly applied in accordance with the methodologies outlined in the Criteria;
4) Undertook analytical review procedures of the quantitative disclosures in the Subject Matter to support the rationality of the data;
5) Verified the existence of policies, practices and programs in the Subject Matter; and
6) Tested, on a sample basis, underlying source information to check the accuracy of the data.

We also performed such other procedures as we considered necessary in the circumstances.

Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2025) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Conclusion
Based on our procedures and the evidence obtained, we are not aware of any material modifications that should be made to the Subject Matter as of 31 March 2025 and for the period from 1 April 2024 to 31 March 2025, in order for it to be in accordance with the Criteria.

Restricted use
Our responsibility in performing our procedures and reporting thereon is to the Company only and in accordance with terms of reference for this engagement as agreed with them. The report may not be suitable for another purpose. We do not therefore accept or assume any responsibility for any other purpose or to any other person or organization. Any reliance of any such third party may place on the report is entirely at its own risk.

Ernst & Young Hua Ming LLP

Beijing, China

11 June 2025

Appendix 3 Greenhouse Gas Inventory and Carbon Methodology

This inventory covers Scopes 1, 2, and partial Scope 3 greenhouse gas emissions of Alibaba Group in FY2025 within the organizational and reporting boundaries. The types of greenhouse gases involved in this inventory include: carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), nitrogen trifluoride (NF_3) and sulfur hexafluoride (SF_6). Through the inventory, five types of greenhouse gas emissions including CO_2, N_2O, CH_4, HFCs, and SF_6 are involved during the reporting period.

In accordance with ISO 14064-1: 2018 Specification With Guidance at the Organization Level for Quantification and Reporting of Greenhouse Gas Emissions and Removals, Greenhouse Gas Protocol: Corporate Accounting and Reporting Standard, Greenhouse Gas Protocol: Corporate Value Chain (Scope 3) Accounting and Reporting Standard, ISO 14064-3: 2019 Specification with Guidance for the Inventory and Validation of Greenhouse Gas Statements, and other applicable laws, regulations, and standards, we conducted an inventory of Alibaba's greenhouse gas emissions and removals during the inventory period (FY2024). Greenhouse gas emission activity data strictly meet the quality requirements of relevant primary and secondary activity data. The emission factors come from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories published by the Intergovernmental Panel on Climate Change (IPCC) in 2006 and the 2019 Refinement to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories published in 2019, the 2019 China Energy Statistical Yearbook, and other authoritative references. All processes follow CEC's internal greenhouse gas emission inventory quality control procedures and strictly meet the requirements of the ISO14064-3 standard.

The inventory is based on ISO14064, IPCC guidelines, and other applicable laws and regulations. The details are shown below:

- ISO 14064-1: 2018 Specification with Guidance at the Organization Level for Quantification and Reporting of Greenhouse Gas Emissions and Removals
- ISO 14064-3: 2019 Specification with Guidance for the Inventory and Validation of Greenhouse Gas Statements
- Guidelines for Accounting and Reporting Greenhouse Gas Emissions - China Public Building Operation Units (Enterprises) (Trial)
- Greenhouse Gas Protocol: Corporate Accounting and Reporting Standard (Revised Edition)
- Greenhouse Gas Protocol: Corporate Value Chain (Scope 3) Accounting and Reporting Standard
- 2006 IPCC Guidelines for National Greenhouse Gas Inventories
- 2019 Refinement to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories
- Other applicable laws, regulations, and related standards

Scope	Emissions category	Emissions source
Scope 1: direct emissions from company-owned and controlled resources	Stationary Emissions	Emissions from the use of natural gas and liquefied petroleum gas in boilers and cookware and the use of diesel in diesel generators
	Mobile Emissions	Emissions from the use of fuels such as diesel and gasoline in self-owned vehicles
	Fugitive Emissions	Emissions from leaking fire extinguishers
		Refrigerant leakage
		SF_6 leakage
Scope 2: indirect emissions from the consumption of purchased electricity, heat, and steam	Purchased Electricity	Indirect emissions from electricity used by production equipment, auxiliary facilities, and daily use equipment
	Purchased Heat	Indirect emissions from heat used by production equipment, auxiliary facilities, and daily use equipment
	Purchased Cooling	Indirect emissions from cooling for production equipment, auxiliary facilities, and daily use equipment
Scope 3: Indirect emissions from other activities	Purchased Goods and Services	Packaging materials, logistics services (warehousing & distribution and ticket delivery), data center operations and maintenance services, paper-based receipts, posters, etc.
	Upstream Transportation and Distribution	Purchased transportation services
	Business Travel	Emissions from employees' business travel via airplanes, railways, coaches, taxis, etc.
	Employee Commuting	Emissions from employee commuting
	Upstream Leased Assets	Leased warehouses
	Downstream Leased Assets	Leased-out self-built campuses, malls, stadiums, and ticket machines
	Franchises	Cainiao Posts and Tmall campus stores
	Investment	Investments in TV plays and shows

Appendix 4 Stakeholder Engagement and Materiality Assessment

Stakeholder Communication

Alibaba actively communicates and works with our various stakeholders, responds to their expectations, and continuously strives to create sustainable value for all. This is the cornerstone of Alibaba's long-term business, We fully consider the wide range of interrelationships and influences of our businesses and platforms on stakeholders, including consumers, workers, shareholders and investors, and government regulators, as well as business partners, communities, and other stakeholders. We communicate with them in diverse ways, respond to their concerns and expectations in a timely manner, and continuously improve our business and ESG strategies and actions. Through effective communication and benign interaction with stakeholders, we proactively obtain feedback from all parties to identify critical sustainability-related risks and opportunities, strengthen our capacities and actions, and constantly improve the quality and transparency of information disclosure.

Stakeholder groups	Communication channels
Consumers	Media and social media communications
	24/7 customer service hotline
	Online and offline surveys, questionnaires, and interviews
Merchants	Media and social media communications
	24/7 customer service hotline
	Online and offline surveys, questionnaires, and interviews
Workers	Emails to all staff
	Communication meetings
	Posts on the intranet
	Communication mechanisms of ESG-related teams within business units
	Training activities and grievance mechanisms
Government and regulators	Regular communications
	Thematic workshops

Stakeholder groups	Communication channels
Shareholders and investors	Phone calls, face-to-face meetings, and company visits
	Corporate annual reports, quarterly reports, and announcements
	Daily reporting and communication on ESG-related issues
	Investor research
Value chain and platform partners	Supplier training, ESG capability assessment, and communications
	Industry-specific forums and communication channels
	Supplier conferences
Communities	Long-term public welfare projects
	Daily media communications
	Media and social media communications
	Non-profit sector forums and events
	Volunteer activities

Materiality Assessment

Our material issues focus on ESG elements that have the most significant impact on corporate business operations, sustainable development strategies, and stakeholders. Through a rigorous evaluation process, we identified 21 key issues in FY2025 and established an ESG material issues matrix to guide the formulation and implementation of the company's sustainable development strategies.

Material Issues Identification and Screening

We collaborated with an external consulting firm and systematically referenced cross-market regulatory requirements such as the Environmental, Social and Governance Reporting Code from the Hong Kong Stock Exchange, the Guidelines for Self-Regulation of Listed Companies - Sustainability Report (Trial) of the Shanghai, Shenzhen and Beijing Stock Exchanges, and the EU's European Sustainability Reporting Standards (ESRS). Furthermore, we drew on sustainable development frameworks such as GRI, SASB, and the United Nations Sustainable Development Goals (SDGs) and mainstream rating indicators like MSCI ESG and industry benchmarking analyses to shortlist 21 initial material ESG issues.

Stakeholders Communication and Participation

We have established daily communication and survey mechanisms to engage with stakeholders to gain an in-depth understanding of the perspectives and needs of internal and external stakeholders, and we continuously collect feedback from internal and external parties through multidimensional channels such as thematic seminars and in-depth interviews.

Material Issues Prioritization and the Matrix Identification

We adopted a systematic evaluation approach to comprehensively aggregate the internal and external stakeholders' perceptions and judgments on the materiality of each ESG issue. On this foundation, we conducted an in-depth analysis of the relevance of these issues to the company's strategic objectives, and business operations. We scored and ranked all issues by integrating the results of stakeholders' materiality assessments, and ultimately mapped out a material issues matrix to help us determine the key areas and priorities of our ESG efforts.

Materiality Assessment Matrix


Very important
Generally important
Materiality to Society, Economy and Environment
Generally important
Materiality to Alibaba
Very important
11
17
15
12
10
1
7
13
14
9
6
19
3
8
16
21
20
18
2
5
4

Environmental	Social	Governance
1. Climate change and carbon neutrality	6. Talent retention and management	20. Corporate governance
2. Energy management	7. Human and labor rights	21. Risk management
3. Resource circularity and waste management	8. Occupational health and safety	
4. Water management and utilization	9. Diversity, equity, and inclusion	
5. Biodiversity and ecosystems	10. Products and service quality	
	11. Technology innovation	
	12. Technology ethics	
	13. Rural revitalization	
	14. Social and community contributions	
	15. Small and medium-sized enterprises development	
	16. Supply chain management	
	17. Privacy protection and data security	
	18. Intellectual property protection	
	19. Business ethics	

Appendix 5 Progress of the United Nations Global Compact

Alibaba became a signatory to the United Nations Global Compact (UNGC) in February 2021. Our CEO, Eddie Wu, hereby reiterates our support for the UNGC and its ten principles. We take a responsible, principles-based, and integrated approach as we strive to achieve the UN's development goals, conduct business in a responsible manner, become a strong, long-term partner of the UN, and fulfill our commitments to society.

Field	Principles	Corresponding chapters
Human rights	**Principle 1:** Businesses should support and respect the protection of internationally proclaimed human rights.	Social-Supporting Our People
	Principle 2: Make sure that they are not complicit in human rights abuses.	
Labor	**Principle 3:** Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	Social-Supporting Our People
	Principle 4: Eliminate all forms of forced and compulsory labor.	
	Principle 5: The effective abolition of child labor.	
	Principle 6: Eliminate discrimination in respect of employment and occupation.	
Environment	**Principle 7:** Businesses should support a precautionary approach to environmental challenges.	Environment-Protecting the Environment
	Principle 8: Undertake initiatives to promote greater environmental responsibility.	
	Principle 9: Encourage the development and diffusion of environmentally friendly technologies.	
Anti-corruption	**Principle 10:** Businesses should work against corruption in all its forms, including extortion and bribery.	Social-Maintaining Business Integrity

Appendix 6 Report Indicator Index

Chapter	HKEX ESG Reporting Code	SASB	GRI	HKEX-required climate-related disclosures	SDGs
Chapter 1 Standardizing Corporate Governance					
Corporate governance structure	Governance structure		2-9, 2-10, 2-11, 2-12, 2-13, 2-14, 2-16, 2-17, 2-18	Governance: 19-a-i, 19-a-ii	16 PEACE, JUSTICE AND STRONG INSTITUTIONS 17 PARTNERSHIPS FOR THE GOALS
Risk management					
ESG governance	Governance structure		2-12, 2-13, 2-14, 2-16, 2-17, 2-22	Governance: 19-a-i, 19-a-ii, 19-a-iii, 19-a-iv, 19-b-i, 19-b-ii Risk management: 27-c	

Chapter	HKEX ESG Reporting Code	SASB	GRI	HKEX-required climate-related disclosures	SDGs
Chapter 2 Protecting the Environment					
Responding to climate change	A2.3	CG-EC-130a.3, CG-EC-410a.2	201-2	Strategies: 20-a, 20-b, 20-c, 20-d, 21-a, 21-b, 22-a-i, 22-a-ii, 22-a-iii, 24-a, 25-b, 26-a-i, 26-a-iii, 26-b-i-1, 26-b-i-2, 26-b-i-3, 26-b-i-4, 26-b-i-5, 26-b-i-6, 26-b-i-7, Risk management: 20-27-a-i, 27-a-ii, 27-a-iii, 27-a-v, 27-b, 27-c Metrics and targets: 37-h	
Promoting carbon neutrality	A2.3, B5.4	CG-EC-130a.3, CG-EC-410a.2	2-6, 302-4, 302-5, 305-5, 308-1	Strategies: 22-a-iv, 22-b, 23, 26-a-iii Metrics and targets: 28-a, 28-b, 28-c, 29-b-iii, 37-a, 37-b, 37-c, 37-d, 37-e, 37-g, 38-b, 38-c, 39, 40-a, 40-b, 40-c	
Conserving and restoring nature	A1, A1.6, A2, A2.4, A3, A3.1	CG-EC-130a.3, CG-EC-410a.2	301-2, 303-1, 303-2, 303-5, 304-1, 304-2, 306-1, 306-2, 306-4		

Chapter	HKEX ESG Reporting Code	SASB	GRI	HKEX-required climate-related disclosures	SDGs
Chapter 3 Supporting Our People					
Diversity, equity, and inclusion	B1, B1.1, B3, B7		2-7, 2-23, 405-1		3 GOOD HEALTH AND WELL-BEING; 4 QUALITY EDUCATION; 5 GENDER EQUALITY; 8 DECENT WORK AND ECONOMIC GROWTH; 10 REDUCED INEQUALITIES
Attraction and retention of talents	B4, B4.1, B4.2		201-3, 401-2, 401-3, 408-1, 409-1		
Abundant opportunities for talent development	B1, B3		2-28, 404-2		
Employee health and vitality	B2, B2.3		403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7, 403-8		
Chapter 4 Providing Responsible Products for Consumers					
Creating a good consumer experience	B6, B6.1, B6.2, B6.4		417-1		3 GOOD HEALTH AND WELL-BEING; 10 REDUCED INEQUALITIES; 12 RESPONSIBLE CONSUMPTION AND PRODUCTION
Building an inclusive, healthy digital life			2-28		

Chapter	HKEX ESG Reporting Code	SASB	GRI	HKEX-required climate-related disclosures	SDGs
Chapter 5 Building Digital Intelligent Platforms for Enterprise Customers					
Developing responsible technologies	B6, B6.2	CG-EC-130a.3, CG-EC-000.B			
Building healthy, sustainable e-commerce platforms	B6.3	CG-EC-000.A			
Chapter 6 Giving Back to Society and Communities					
Participation in rural revitalization	B8.1, B8.2		413-1		
Emergency response and disaster relief	B8.1		413-1		
Leveraging technologies to tackle social problems	B8.1		203-1		
Promoting entrepreneurship and employment	B8, B8.1, B8.2				

Chapter	HKEX ESG Reporting Code	SASB	GRI	HKEX-required climate-related disclosures	SDGs
Chapter 7 Maintaining Business Integrity					
Observing business ethics	B7, B7.1, B7.2, B7.3		2-15, 2-23, 2-24, 2-25, 2-26, 205-2, 205-3		16 PEACE, JUSTICE AND STRONG INSTITUTIONS; 17 PARTNERSHIPS FOR THE GOALS
Deepening supplier management	B5, B5.2, B5.3, B7		2-6, 308-2, 414-1, 414-2		
Data security and privacy protection	B6, B6.5	CG-EC-220a.2, CG-EC-230a.1, CG-EC-230a.2			
Safeguarding cybersecurity					
Enhancing technology ethics					
Appendix					
Appendix 1 ESG Key Performance Metrics Table	A1.3, A1.4, A2.1, A2.2, A2.4, A2.5, B1.1, B1.2, B2.1, B2.2, B3.1, B3.2, B5.1	CG-EC-130a.1, CG-EC-130a.2, CG-EC-330a.3	2-6, 2-7, 301-1, 302-1, 302-2, 302-3, 303-5, 305-1, 305-2, 305-3, 305-4, 305-5, 306-3, 401-1, 403-9, 403-10, 404-1	Metrics and targets: 28-a, 28-b, 28-c, 29-c	
Appendix 2 ESG Data Verification Statement			2-5		
Appendix 3 Greenhouse Gas Inventory and Carbon Methodology				Metrics and targets: 29-a, 29-b-i, 29-b-ii, 29-d	
Appendix 4 Stakeholder Engagement and Materiality Assessment			2-6, 2-29, 3-1, 3-2, 3-3		

Appendix 7 Definitions

Definitions that apply to FY2025 ESG Report

Unless otherwise indicated by the context, these terms have the following meanings when they are used in this report:

Alibaba Group Holding Limited: a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time.

Holding group: Alibaba Group Holding Limited.

Businesses: the six major business groups and various business companies owned by Alibaba Group.

In the fiscal year, this fiscal year: FY2025.

ESU incidents: Emergency Service Unit (ESU) incidents include: (1) incidents where the company suffers harm or is subject to threats because of factors in the external environment; and (2) incidents where internal operations and management cause substantial harm to the company or lead to an external negative impact.

Emissions: greenhouse gas emissions. The types of greenhouse gases include carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), nitrogen trifluoride (NF_3), sulfur hexafluoride (SF_6), and more.

Emissions reduction: reduction in greenhouse gas emissions. The types of greenhouse gases include carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), nitrogen trifluoride (NF_3), sulfur hexafluoride (SF_6), and more.

GWP: global warming potential. It is a measure of how much heat a given mass of a greenhouse gas traps relative to the same mass of carbon dioxide, whose GWP is standardized as 1.

L4 autonomous driving: the capability of a highly autonomous driving system to finish driving tasks independently without any intervention from human drivers in specific environments and under certain conditions.

The Equipment Brain platform: The Equipment Brain platform uses the Internet of Things (IoT) and digital technologies to digitalize campus infrastructure. Drawing on data about foot traffic, weather, and environmental conditions, it runs a smart decision-making engine that takes an intelligent approach to managing equipment on our campuses.

Virtual power plant: an innovative energy management system that integrates and manages distributed energy resources and energy storage facilities to achieve centralized scheduling and optimization. It is similar to a physical power plant in the sense that it provides comprehensive energy services. Its major advantage is its ability to alleviate the supply-demand imbalance of electricity and promote the consumption of clean electricity.

Cainiao Express: a low-cost, high-quality courier service provided by Cainiao Smart Logistics Network Limited for e-commerce.

Net emissions: A company's net emissions refer to its natural greenhouse gas emissions minus the amount of greenhouse gas emissions avoided via various decarbonization measures taken by the company, including reduction, removals, and offsets.

Net emissions intensity in the value chain: The net emissions intensity in the value chain refers to emissions per unit of revenue after the natural greenhouse gas emissions of our upstream and downstream partners in the value chain are lowered via various decarbonization measures, including reduction, removals, and offsets.

PUE: the ratio of a data center's total energy consumption to the energy consumption of its computing equipment.

WUE: the ratio of a data center's water consumption to its energy consumption.

Campus: Our campuses include Alibaba's self-used office campuses (self-built or leased), leased-out campuses, and so on.

Office campus: Our office campuses refer to campuses used for Alibaba's office operations, including both self-built office campuses and leased ones.

Packing algorithm: a computational method that suggests the optimal types, sizes, and designs of packaging boxes for specific items and shipping conditions, with the goal of minimizing the utilization of packaging materials and other consumables.

SIOC: Ships in Own Container, a practice where a shipping label is affixed directly onto the product's original box and eliminates the need for an extra outer box.

Electronic packing list: a digital document that replaces the paper packing list included in a package; it carries information such as the details and quantities of items inside.

Townhall: a general meeting held for overseas employees.

Family care leave: We offer each employee seven fully paid working days of family care leave annually, allowing them more time to spend with family, relatives, and friends.

Parental leave: Employees with children under the age of three are eligible for 10 fully paid working days of parental leave per calendar year.

Long service leave: For every 10 years of service at the company, employees are granted 20 fully paid working days of long service leave.

EHS: environment, health, and safety management system.

First-aid responder: Individuals who have completed our training and obtained first aid certificates from a professional organization such as the Red Cross Society of China or the American Heart Association (AHA) are certified as first-aid responders.

Double-blind sampling inspections by third parties: We commission third-party testing agencies to conduct double-blind sampling inspections. In such an inspection, there is no prior communication between the third-party testing agency and the inspected supplier. The word "double-blind" means: (1) Inspectors sample random products from a random supplier; and (2) The inspected supplier is unaware of the inspection and receives no advance notice.

ChatbotArena: an open platform that evaluates large language models and AI chatbots worldwide.

Annual active merchants: merchants that had sales in the fiscal year on the Taobao or Tmall platform. Annual active merchants that had a gross merchandise volume (GMV) of less than RMB1 million in the fiscal year are defined as micro-, small, and medium-sized merchants.

Silent Rider: hearing or speech-impaired delivery rider on the Ele.me platform.

Blue delivery riders: gig workers who provide on-demand delivery services through Fengniao, an open, on-demand delivery platform operated under the banner of Ele.me.

Emergency logistics: Emergency logistics refers to logistics services needed during natural disasters or public health emergencies such as pandemics.

Government-society collaborative support mechanism: a modern approach to governance where government agencies and social organizations form partnerships to deliver public services and manage social affairs. This approach achieves co-governance by integrating resources and leveraging the complementary functions of each partner.

12321 Unsolicited Electronic Messages Complaining and Reporting Center: an agency that processes public complaints. It assists China's Ministry of Industry and Information Technology in handling complaints about illegal and junk information on communication networks such as the Internet and phone networks, which involves receiving complaints, forwarding them to corresponding authorities, and collecting statistics.

Bastion host: a special server used for security operation and maintenance.

Incremental pre-training in the model training phase: a technology where an existing pre-trained model is trained again on domain-specific datasets to improve its performance for certain tasks. When fresh domain knowledge is injected, the model's reliance on erroneous data is reduced, which in turn lowers the probability of hallucinations.

Appendix 8 Important Legal Information

This report contains forward-looking statements. These statements are made under the "safe harbor" provision under Section 21E of the U.S. Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as "may, " "will, " "expect, " "anticipate, " "future, " "aim, " "estimate, " "intend, " "seek, " "plan, " "believe, " "potential, " "continue, " "ongoing, " "target, " "goal, " "is/are likely to" or other similar expressions. These statements include, among other things, those about our ESG goals and strategies and the effectiveness of our ESG strategies and initiatives.

Forward-looking statements involve inherent risks and uncertainties. A number of factors, including those described in Alibaba's annual reports and other filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited, could cause actual results to differ materially from those contained in any forward-looking statement.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report and are based on current expectations, assumptions, estimates, and projections. Alibaba undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Information referenced in this report, including other Internet sites and third-party reports and publications, is not incorporated into this report. For the reader's convenience only, this document may provide the addresses of, or contain hyperlinks to, third-party websites. Alibaba has not reviewed such hyperlinks and takes no responsibility for the content therein.

The inclusion of information in this report should not be construed as a characterization regarding the materiality or financial impact (or potential impact) of that information. For more comprehensive information about our results and operations, including risks that could adversely affect our business, results of operations, or financial condition, please refer to our annual reports and other filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited.

阿里巴巴

Alibaba Group Holding Limited